PRELIMINARY PROXY STATEMENT, SUBJECT TO COMPLETION
DATED JANUARY [  ], 2011

Mediacom Communications Corporation
100 Crystal Run Road
Middletown, New York 10941

SPECIAL MEETING OF STOCKHOLDERS
PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Mediacom Communications Corporation:

You are cordially invited to attend a special meeting of stockholders of Mediacom Communications Corporation, to be held on [          ], 2011 at 10:00 A.M., New York time, at the offices of SNR Denton US LLP, 1221 Avenue of the Americas, 25th Floor, New York, New York 10020. The attached proxy statement provides information regarding the matters to be acted on at the special meeting, including at any adjournment or postponement thereof.

At the special meeting, you will be asked to consider and vote upon a proposal to adopt an Agreement and Plan of Merger, dated as of November 12, 2010 (which we refer to as the “merger agreement”), by and among Mediacom Communications Corporation, JMC Communications LLC (an entity formed to effect the merger discussed below) and Rocco B. Commisso, our founder, Chairman and Chief Executive Officer and the sole member and manager of JMC Communications LLC. Pursuant to the merger agreement, JMC Communications LLC will merge with and into Mediacom, with Mediacom continuing as the surviving corporation. The completion of the merger is conditioned upon, among other things, adoption of the merger agreement by our stockholders.

If the merger is completed, then each share of Mediacom common stock will be converted into the right to receive $8.75 in cash (other than shares held by Mr. Commisso and JMC Communications LLC or any of their respective affiliates (the “RBC Stockholders”), shares held in treasury by Mediacom and shares held by stockholders who have perfected their appraisal rights under Delaware law). In the merger, all of the outstanding membership interests of JMC Communications LLC will be converted into shares of the surviving corporation. As a result of the merger, Mediacom will be a private company that is wholly-owned by Mr. Commisso. A copy of the merger agreement is included as Annex A to the attached proxy statement.

A special committee of your board of directors, consisting of two independent directors, has unanimously determined that the merger agreement is fair to, and in the best interests of, the holders of Mediacom common stock (other than the RBC Stockholders) and has recommended to the full Mediacom board of directors that the board of directors approve the merger agreement. In determining to make its recommendation to the board of directors, the special committee considered, among other things, the opinion of Barclays Capital Inc., the financial advisor to the special committee, to the effect that, as of the date of its opinion, the cash merger consideration of $8.75 per share to be received by the holders of Mediacom common stock (other than Mr. Commisso and his affiliates) in the merger is fair, from a financial point of view, to those holders. The opinion of Barclays Capital Inc. is subject to the assumptions, limitations and qualifications set forth in the opinion, which is included as Annex B to the attached proxy statement.

Mediacom’s board of directors, after considering the unanimous recommendation of the special committee and the factors considered by the special committee, determined that the merger agreement is advisable and fair to, and in the best interests of, the holders of Mediacom common stock (other than the RBC Stockholders) and unanimously approved the merger agreement. Accordingly, Mediacom’s board of directors recommends that you vote in favor of the adoption of the merger agreement. In arriving at their respective recommendations of the merger agreement, Mediacom’s board of directors and its special committee carefully considered a number of factors which are described in the attached proxy statement.

When you consider the recommendation of our board of directors to adopt the merger agreement, you should be aware that some of our directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of our stockholders generally.

The attached proxy statement provides you with detailed information about the merger agreement and the merger. We urge you to read the entire document carefully.

The proposal to adopt the merger agreement requires a vote of the holders of Mediacom common stock that satisfies two criteria:

•	first, the adoption of the merger agreement must be approved by the affirmative vote of the holders of a majority of the aggregate voting power of the outstanding shares of Mediacom Class A common stock and Class B common stock, voting together as a single class; and

•	second, the adoption of the merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Mediacom Class A common stock, exclusive of shares of Mediacom Class A common stock held by JMC Communications LLC, Mr. Commisso, any of their respective affiliates, any immediate family member of Mr. Commisso or any of the executive officers or directors of Mediacom and its subsidiaries.

As Mr. Commisso and JMC Communications LLC have each agreed to vote all shares of our common stock held by them (representing approximately 86% in aggregate voting power) in favor of adoption of the merger agreement, the first of the criteria will be met.

If you have any questions or need assistance voting your shares, please call MacKenzie Partners, Inc., which is assisting us, toll-free at [          ].

Sincerely,

Rocco B. Commisso
Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, or passed upon the fairness or merits of the merger or the adequacy or accuracy of the attached proxy statement. Any contrary representation is a criminal offense.

The attached proxy statement is dated [          ], 2011 and is first being mailed to stockholders on or about [          ], 2011.

YOUR VOTE IS IMPORTANT

Regardless of the number of shares you own, your vote is very important. Please remember that a failure to vote, or an abstention from voting, will have the same effect as a vote against the proposal to adopt the merger agreement. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly mail the enclosed proxy or submit your proxy via telephone or the Internet.

Mediacom Communications Corporation
100 Crystal Run Road
Middletown, New York 10941

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On [          ], 2011

To the Stockholders of Mediacom Communications Corporation:

We will hold a special meeting of stockholders of Mediacom Communications Corporation on [          ], 2011 at 10:00 A.M., New York time, at the offices of SNR Denton US LLP, 1221 Avenue of the Americas, 25th Floor, New York, New York 10020. The purpose of the special meeting is:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of November 12, 2010, by and among Mediacom Communications Corporation, JMC Communications LLC (“Merger Sub”) and Rocco B. Commisso, as it may be amended from time to time, which, among other things, provides for the merger of Merger Sub with and into Mediacom, with Mediacom continuing as the surviving corporation.

2. To approve any motion to adjourn the special meeting to a later date to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve proposal 1.

3. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Only holders of Mediacom common stock at the close of business on January 14, 2011, the record date established for the special meeting, are entitled to notice of, and to vote at, the special meeting. A complete list of stockholders entitled to vote at the special meeting will be available for examination at Mediacom’s corporate headquarters, 100 Crystal Run Road, Middletown, New York, 10941, after [          ], 2011, and at the special meeting.

We have described the material terms of the merger agreement and the merger in the accompanying proxy statement, which you should read in its entirety before voting. A copy of the merger agreement is attached as Annex A to the proxy statement.

Proposal 1 requires a vote of the holders of Mediacom common stock that satisfies two criteria:

•	first, proposal 1 must be approved by the affirmative vote of the holders of a majority of the aggregate voting power of the outstanding shares of Mediacom Class A common stock and Class B common stock, voting together as a single class; and

•	second, proposal 1 must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Mediacom Class A common stock, exclusive of shares of Mediacom Class A common stock held by Merger Sub, Mr. Commisso, any of their respective affiliates, any immediate family member of Mr. Commisso or any of the executive officers or directors of Mediacom and its subsidiaries.

As Mr. Commisso and Merger Sub have each agreed to vote all shares of our common stock held by them (representing approximately 86% in aggregate voting power) in favor of proposal 1, the first of the criteria will be met. A failure to vote, or an abstention from voting, will have the same effect as a vote “against” the adoption of the merger agreement.

Under Delaware law, holders of shares of Mediacom common stock who do not vote in favor of adoption of the merger agreement have the right to exercise appraisal rights and to seek judicial appraisal of the “fair value” of their shares upon compliance with the requirements of the Delaware General Corporation Law. This right is explained more fully under “Special Factors — Appraisal Rights of Stockholders” in the accompanying proxy statement. The appraisal rights provisions of Delaware law are attached to the accompanying proxy statement as Annex C.

Your vote is very important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly mail the enclosed proxy as soon as possible or submit your proxy via telephone or the Internet to make sure your shares are represented at the meeting. If you attend the meeting and wish to vote in person, then you may revoke your proxy and vote in person. If you have instructed a broker to vote your shares, then you must follow directions received from the broker to change or revoke your proxy.

By Order of the Board of Directors,

Joseph E. Young
Secretary

Middletown, New York
[          ], 2011

YOUR VOTE IS IMPORTANT

All stockholders are urged to attend the special meeting in person. Whether or not you plan to attend the special meeting, please complete, sign, date, and promptly mail your enclosed proxy card or voting instruction form in the postage-paid envelope provided. Should you prefer, you may deliver your proxy via telephone or the Internet by following the instructions on your proxy card or voting instruction form. Remember, if you do not return your proxy card or submit your proxy via telephone or the Internet or if you abstain from voting, that will have the same effect as a vote “against” adoption of the merger agreement. You may revoke your proxy and vote in person if you decide to attend the special meeting.

If you have certificates representing shares of Mediacom common stock, then please do not send your certificates to Mediacom at this time. If the merger agreement is adopted and the merger completed, then you will be sent instructions regarding the surrender of your certificates to receive payment for your shares of Mediacom common stock.

If you have any questions or need assistance in voting your shares of Mediacom common stock, then please call MacKenzie Partners, Inc., which is assisting Mediacom, toll-free at [          ].

SUMMARY TERM SHEET

The following summary highlights selected information contained in this proxy statement and may not contain all of the information that may be important in your consideration of the proposed merger. We encourage you to read this proxy statement and the documents we have incorporated by reference before voting. We have included section references to direct you to a more complete description of the topics described in this summary.

•	Purpose of the Stockholder Vote. You are being asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger (which we refer to as the “merger agreement”), dated as of November 12, 2010 and as it may be amended from time to time, by and among Mediacom Communications Corporation (which we sometimes refer to in this proxy statement as “we” or “Mediacom”), JMC Communications LLC (which we refer to as “Merger Sub”) and Rocco B. Commisso. See “The Special Meeting” beginning on page 52 and “The Merger Agreement” beginning on page 55.

•	The Parties. Mediacom is the nation’s eighth largest cable television company based on the number of customers who purchase one or more video services and one of the leading cable operators focused on serving the smaller cities in the United States, with a significant concentration in the Midwestern and Southeastern regions. Mediacom offers a wide array of broadband products and services, including traditional and advanced video services such as digital television, video-on-demand, digital video recorders, high-definition television, as well as high-speed Internet access and phone service. Merger Sub was formed by Mr. Commisso to effect the merger. We sometimes refer to Mr. Commisso, Merger Sub and their affiliates as the “RBC Stockholders.” Mr. Commisso is our Chairman and Chief Executive Officer and the sole member and manager of Merger Sub. See “Special Factors — Effects of the Merger” beginning on page 37, “Information Concerning Mediacom” beginning on page 66 and “Information Concerning the RBC Stockholders” beginning on page 73.

•	The Merger. Merger Sub will be merged with and into Mediacom, with Mediacom continuing as the surviving corporation. Immediately following the merger, Mediacom, as the surviving corporation in the merger (which we refer to as the “Surviving Corporation”), will be a private company that is wholly-owned by Mr. Commisso. See “Special Factors — Effects of the Merger” beginning on page 37 and “Special Factors — Structure and Steps of the Merger” beginning on page 42. The merger agreement is attached as Annex A to this proxy statement. You should read the merger agreement because it, and not this proxy statement, is the legal document that governs the merger.

•	The Merger Consideration. The merger agreement provides that holders of outstanding shares of our common stock (other than holders who are RBC Stockholders and holders that perfect appraisal rights under Delaware law) will receive the merger consideration of $8.75 in cash for each share of our common stock if the merger is completed. The amount of the merger consideration was the result of negotiations between Mr. Commisso and a special committee, consisting solely of two independent directors, formed by our board of directors, and their respective financial and legal advisors. The special committee was formed following our receipt of Mr. Commisso’s proposal on May 31, 2010 to acquire all of the shares of our common stock not beneficially owned by him for $6.00 per share in cash. The special committee was deliberate in its process, taking approximately five months to analyze and evaluate Mr. Commisso’s proposal and to negotiate with Mr. Commisso the terms of the proposed merger, ultimately resulting in a 46% increase in the merger consideration over that initially proposed by Mr. Commisso. See “Special Factors — Background of the Merger” beginning on page 1 and “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger — The Special Committee” beginning on page 15.

•	Effects of the Merger. If the merger is completed, holders of Mediacom common stock will receive $8.75 per share in cash for each share of our common stock, unless the holder is one of the RBC Stockholders or a stockholder that perfects appraisal rights under Delaware law. As a result of the merger, Mediacom’s stockholders, other than the RBC Stockholders, will no longer have an equity interest in Mediacom, our Class A common stock will no longer be listed on The NASDAQ Global Select Market, and the registration of our Class A common stock under Section 12 of the Securities Exchange Act of 1934, as amended (which

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we refer to as the “Exchange Act”), will be terminated. See “Special Factors — Effects of the Merger” beginning on page 37.

•	Interests of Certain Persons in the Merger. In considering the proposed transactions, you should be aware that some of our stockholders, directors, officers and employees have interests in the merger that may be different from, or in addition to, your interests as a Mediacom stockholder generally, including:

•	accelerated vesting and cash-out of in-the-money stock options and accelerated vesting of restricted stock units held by non-employee directors of Mediacom;

•	cash-out of in-the-money stock options and restricted stock units held by employees (other than Mr. Commisso), including executive officers, the payment of which, in the case of unvested stock options and restricted stock units, is subject to continued vesting;

•	Mr. Commisso’s 100% ownership of the Surviving Corporation following the merger; and

•	continued indemnification and advancement rights and directors and officers liability insurance to be provided by the Surviving Corporation to former directors and officers of Mediacom.

The special committee and our board of directors were aware of these interests, and considered them, among other matters, prior to providing their respective recommendations with respect to the merger agreement.

•	Required Vote; Voting Agreement. Under Delaware law, adoption of the merger agreement requires the affirmative vote of the holders of a majority of the aggregate voting power of the outstanding shares of Mediacom Class A common stock and Class B common stock, voting together as a single class. Each stockholder of record holding Mediacom Class A common stock on the record date is entitled to one vote on each matter submitted to a vote for each share of Mediacom Class A common stock held, and each stockholder of record holding Mediacom Class B common stock on the record date is entitled to ten votes on each matter submitted to a vote for each share of Mediacom Class B common stock held. The voting agreement described below assures that this approval requirement will be obtained. See “The Special Meeting — Vote Required; How Shares Are Voted” beginning on page 53.

Under the terms of the merger agreement, the merger agreement must also be adopted by the affirmative vote of the holders of a majority of the outstanding shares of Mediacom Class A common stock, exclusive of shares of Mediacom Class A common stock held by Merger Sub, Mr. Commisso, any of their respective affiliates, any immediate family member of Mr. Commisso or any of the executive officers or directors of Mediacom and its subsidiaries. We refer to this approval as the “majority of the minority” vote.

Based on the number of shares of our Class A common stock expected to be outstanding on the record date, approximately [          ] shares of our Class A common stock owned by unaffiliated stockholders must be voted in favor of the proposal to adopt the merger agreement in order for the proposal to be approved.

Pursuant to a voting agreement with Mediacom, the RBC Stockholders have agreed to vote all of their shares of our common stock in favor of the adoption of the merger agreement. The parties to the voting agreement collectively hold shares of our common stock representing approximately 99% of the outstanding shares of our Class B common stock, less than 1% of the outstanding shares of our Class A common stock, and approximately 86% of the total voting power of outstanding shares of our common stock. The shares of our common stock held by the parties to the voting agreement will not be counted in the majority of the minority vote. See “Special Factors — Voting Agreement” beginning on page 44.

•	Recommendations. The special committee of independent directors of Mediacom’s board of directors that was appointed to review and evaluate the acquisition proposal from Mr. Commisso has unanimously determined that the merger agreement is fair to, and in the best interests of, the stockholders of Mediacom (other than the RBC Stockholders) and recommended to the full Mediacom board of directors that the board of directors approve the merger agreement. After considering the unanimous recommendation of the special committee and the factors considered by the special committee and their financial advisor, Mediacom’s board of directors has:

•	determined that the merger agreement is advisable and fair to, and in the best interests of, the unaffiliated stockholders of Mediacom;

•	approved the merger agreement; and

•	recommended that Mediacom’s stockholders vote to adopt the merger agreement.

See “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger” beginning on page 15.

Each of the RBC Stockholders believes that the merger is substantively and procedurally fair to the unaffiliated stockholders of Mediacom. See “Special Factors — Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger” beginning on page 25.

•	Opinion of Financial Advisor. The special committee received an opinion from Barclays Capital Inc. to the effect that, as of the date of its opinion, the merger consideration of $8.75 per share to be received by the holders of Mediacom common stock (other than Mr. Commisso and his affiliates) pursuant to the merger agreement is fair, from a financial point of view, to such holders. This opinion is subject to the assumptions, limitations and qualifications set forth in the opinion, which is attached as Annex B to this proxy statement. See “Special Factors — Opinion of Financial Advisor to the Special Committee” beginning on page 19.

•	Financing of the Merger. Completion of the merger is conditioned upon the receipt by Mediacom of sufficient funds from the bank credit facilities of its subsidiaries to fund the aggregate merger consideration and to pay certain transaction costs and expenses. See “Special Factors — Financing of the Merger” beginning on page 44.

•	Conditions to Completion of the Merger. We will complete the merger only if the conditions set forth in the merger agreement are satisfied or waived. These conditions include, among others:

•	the adoption of the merger agreement by the affirmative votes described in “Required Vote; Voting Agreement” above;

•	the absence of any order or other action issued or taken by a court of competent jurisdiction or United States federal or state governmental entity enjoining or otherwise prohibiting the completion of the merger or the other transactions contemplated by the merger agreement;

•	the receipt of a solvency opinion by Mediacom;

•	the absence of any state of facts, event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have a material adverse effect with respect to Mediacom and its subsidiaries;

•	the receipt by Mediacom of sufficient funds to pay the aggregate merger consideration and certain transaction costs; and

•	the total number of shares of Mediacom common stock with respect to which appraisal rights shall have been properly demanded must not exceed 10% of the issued and outstanding shares of Mediacom Class A common stock.

At any time before the merger, to the extent legally allowed, Mediacom, Merger Sub or Mr. Commisso may waive compliance with any of the conditions contained in the merger agreement without the approval of their respective stockholders or members, except that the majority of the minority voting condition cannot be waived by any party. As of the date of this proxy statement, neither Mediacom nor the RBC Stockholders expects that any condition will be waived.

See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 63.

•	Termination of the Merger Agreement. The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after Mediacom’s stockholders adopt the merger agreement by the required votes:

•	by mutual written consent of Mr. Commisso and Mediacom (acting at the direction of the special committee);

•	by either Mr. Commisso or Mediacom (with the prior approval of the special committee), if the merger is not consummated by June 1, 2011; and

•	by either Mr. Commisso or Mediacom upon the occurrence of certain events specified in the merger agreement.

See “The Merger Agreement — Termination” beginning on page 64.

•	Expenses. Under the terms of the merger agreement, we have agreed, under certain circumstances upon termination of the merger agreement, to reimburse the RBC Stockholders up to $2.5 million in the aggregate for the expenses they incur in connection with the merger.

•	Appraisal Rights. If you do not vote in favor of adoption of the merger agreement and you fulfill several procedural requirements, Delaware law entitles you to a judicial appraisal of the “fair value” of your shares. The “fair value” of shares of Mediacom common stock would be determined by a court pursuant to Delaware law. Any Mediacom stockholder that wishes to exercise appraisal rights must not vote in favor of the adoption of the merger agreement and must comply with all of the procedural requirements provided by Delaware law. The procedures are summarized in greater detail in “Special Factors — Appraisal Rights of Stockholders” beginning on page 48 and the relevant text of the appraisal rights statute is attached as Annex C to this proxy statement. We encourage you to read the statute carefully and to consult with legal counsel if you desire to exercise your appraisal rights.

•	Tax Consequences. In general, your receipt of cash pursuant to the merger agreement will be a taxable transaction to you. Tax matters are complicated. The tax consequences of the merger to you will depend upon your own personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the merger to you. See “Special Factors — Material United States Federal Income Tax Considerations” beginning on page 41.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:  Where and When Is the Special Meeting?

A:	We will hold a special meeting of stockholders of Mediacom on [ ], 2011 at 10:00 A.M., New York time, at the offices of SNR Denton US LLP, 1221 Avenue of the Americas, 25th Floor, New York, New York 10020.

Q:  What am I Being Asked to Vote On?

A:	You are being asked to vote to adopt the merger agreement, pursuant to which an entity created by Mr. Commisso will be merged into Mediacom and each outstanding share of Mediacom common stock not held by the RBC Stockholders or by stockholders who properly exercise appraisal rights will be converted into $8.75 in cash. After the merger, Mediacom will be a privately-owned company, wholly-owned by Mr. Commisso. In addition, in the event that there are not sufficient votes to adopt the merger agreement at the special meeting, you are being asked to approve any proposal which might be made to adjourn the special meeting in order to solicit additional proxies.

Q:  Does Mediacom’s Board of Directors Recommend Adoption of the Merger Agreement?

A:	Yes. Mediacom’s board of directors recommends that Mediacom stockholders vote to adopt the merger agreement.

The special committee of independent directors of Mediacom’s board of directors that was appointed to review and evaluate the acquisition proposal from Mr. Commisso unanimously determined that the merger agreement is fair to, and in the best interests of, Mediacom’s stockholders (not including the RBC Stockholders) and recommended to the full Mediacom board of directors that the board of directors approve the merger agreement. After considering the unanimous recommendation of the special committee and the factors considered by the special committee, including the opinion of the financial advisor to the special committee, Mediacom’s board of directors has:

•	determined that the merger agreement is advisable and fair to, and in the best interests of, the unaffiliated stockholders of Mediacom;

•	approved the merger agreement;

•	recommended that Mediacom’s stockholders vote to adopt the merger agreement; and

•	recommended that Mediacom’s stockholders vote in favor of the adjournment proposal.

Q:  What is the Record Date for the Special Meeting?

A:	The record date for the special meeting is January 14, 2011. Only holders of Mediacom common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

Q:  What Constitutes a Quorum for the Special Meeting?

A:	The presence, in person or by proxy, of stockholders entitled to cast a majority of the votes entitled to be cast by the stockholders will constitute a quorum for the special meeting.

Q:  What Do I Need to Do Now?

A:	After carefully reading and considering the information contained in this proxy statement, please submit your proxy by completing, signing and mailing your proxy card or by submitting a proxy via telephone or the Internet as soon as possible so that your shares can be represented at the special meeting. Your vote is important. Whether or not you plan to attend the special meeting, you should sign and mail your proxy card or submit your proxy via telephone or the Internet as promptly as possible. Remember, if you fail to vote your shares, that will have the same effect as a vote “against” the adoption of the merger agreement.

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Q:  Should I Send in My Stock Certificates Now?

A:	No. If the merger is completed, you will receive written instructions for exchanging your Mediacom stock certificates for cash.

Q:  If My Shares are Held in “Street Name” by My Broker, Will My Broker Vote My Shares for Me?

A:	Your broker will vote your shares for you only if you provide your broker with your specific voting instructions. You should follow the directions provided by your broker to vote your shares, including for telephone and Internet voting instructions. Without your instructions your shares of Mediacom common stock will not be voted, which will have the same effect as a vote “against” the adoption of the merger agreement. Please make certain to return your proxy or voting instruction card for each separate account you maintain to ensure that all of your Mediacom shares are voted.

Q:  May I Change My Vote After I Have Mailed My Signed Proxy Card?

A:	Yes. You may change your vote by delivering a written notice stating that you would like to revoke your proxy to the Secretary of Mediacom, Joseph E. Young, or by executing and submitting by mail, telephone or the Internet a new, later dated proxy in each case before the meeting. If your shares are held in street name, you must contact your broker or bank and follow the directions provided to change your voting instructions.

You also may revoke your proxy by attending the special meeting and voting your shares in person. If your shares are held in “street name” (that is, they are held in the name of a broker, bank or other nominee), you must obtain a proxy from such broker, bank or other nominee and bring it to the meeting.

Q:  When Do You Expect the Merger to be Completed?

A:	We are working to complete the merger as quickly as possible after the special meeting if the merger agreement is adopted by stockholders at the special meeting. We hope to complete the merger during the first half of 2011, although there can be no assurance that we will be able to do so.

Q:  What Happens if I Sell my Shares of Mediacom Common Stock Before the Special Meeting?

A:	The record date for the special meeting is earlier than the expected date of the merger. If you transfer your shares of Mediacom common stock after the record date but before the special meeting, you will, unless other arrangements are made, retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares.

Q:  What Happens if the Merger is Not Consummated?

A.	If the merger agreement is not adopted by our stockholders or if the merger is not consummated for any other reason, you will not receive any payment for your shares in connection with the merger. Instead, we will remain an independent public company and our common stock will continue to be listed and traded on The NASDAQ Global Select Market. In addition, if the merger is not consummated, we expect that management will operate our business in a manner similar to the manner in which it currently is being operated and that our stockholders will continue to be subject to the same risks and opportunities as they currently are.

If the merger is not consummated, we may be required, under specified circumstances, to reimburse the RBC Stockholders for some of their out-of-pocket expenses, as described under “Special Factors — Estimated Fees and Expenses” beginning on page 46.

Q:  Who Can Help Answer My Questions?

A:	If you have any questions about the merger, need additional copies of this proxy statement, or require assistance in voting your shares, you should contact MacKenzie Partners, Inc., which is assisting us, as follows:

[insert contact information for proxy solicitor]

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This proxy statement, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Mediacom, as well as certain information relating to the merger, including, without limitation, statements preceded by, followed by or that include the words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will,” or the negative of those and other comparable words. We believe it is important to communicate management’s expectations to Mediacom’s stockholders. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in our Annual Report on Form 10-K for the year ended December 31, 2009, as well as any other cautionary language in this proxy statement, provide examples of risks, uncertainties and events that may cause Mediacom’s actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this proxy statement could have a material adverse effect on Mediacom’s business, operating results and financial condition. Examples of these risks include:

•	increased levels of competition from existing and new competitors;

•	lower demand for our video, high-speed data and phone services;

•	our ability to successfully introduce new products and services to meet customer demands and preferences;

•	changes in laws, regulatory requirements or technology that may cause us to incur additional costs and expenses;

•	greater than anticipated increases in programming costs and delivery expenses related to our products and services;

•	changes in assumptions underlying our critical accounting policies;

•	the ability to secure hardware, software and operational support for the delivery of products and services to our customers;

•	disruptions or failures of network and information systems upon which our business relies;

•	our reliance on certain intellectual property;

•	our ability to generate sufficient cash flow to meet our debt service obligations;

•	our ability to refinance future debt maturities or provide future funding for general corporate purposes and potential strategic transactions, on similar terms as we currently experience; and

•	other risks and uncertainties discussed in our Annual Report for the year ended December 31, 2009 and other reports or documents that we file from time to time with the SEC.

We disclaim any obligation to update or revise the forward-looking statements contained herein, except as otherwise required by applicable federal securities laws. The Transaction Statement on Schedule 13E-3 filed with the SEC with respect to the proposed merger (the “Schedule 13E-3”) will be amended to report any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

SPECIAL FACTORS

Background of the Merger

Rocco B. Commisso, our Chairman and Chief Executive Officer, founded our predecessor company in 1995 to acquire and develop cable television systems serving principally non-metropolitan markets of the United States. Since the completion of the initial public offering of our Class A common stock in February 2000, Mr. Commisso has beneficially owned shares of our common stock representing a majority of the outstanding voting power.

Following formation of our predecessor company, we grew primarily by making disciplined and strategic acquisitions of underperforming cable systems and improving their operating and financial performance. In July 2001, we completed our largest acquisition, a purchase from AT&T Broadband, LLC of cable systems for an aggregate purchase price of about $2.1 billion in cash. This acquisition more than doubled our subscriber base, annual revenues and cash flow and its financing significantly increased our outstanding debt and financial leverage.

After the transaction with AT&T Broadband, LLC, our ability to grow our business through acquisitions became much more limited because of our high debt levels and changes in the attitude of investors and lenders toward the cable industry generally. In pursuit of their goal of maximizing stockholder value, Mr. Commisso and senior management turned their focus to:

•	improving the management, operations and financial performance of our cable systems;

•	upgrading our infrastructure in order to offer customers new and enhanced services;

•	deleveraging our financial position;

•	maintaining a flexible financing structure, including managing debt maturities and liquidity;

•	seeking to generate free cash flow; and

•	returning capital to our stockholders who desired liquidity for their investments and taking steps to increase the trading prices for continuing stockholders.

More specifically, in our efforts to provide liquidity and return capital to stockholders, we acquired since 2001 in open market transactions approximately 27.0 million shares of our Class A common stock at a weighted average price of $5.65 per share. In addition, on February 13, 2009, we completed a share exchange transaction with affiliates of Morris Communications Company, LLC, our largest stockholder at the time who had two designees on our board of directors and who was one of our original investors. Pursuant to this transaction, we exchanged 100% of the shares of stock of a wholly-owned subsidiary, which held approximately $110 million of cash and non-strategic cable systems serving approximately 25,000 basic subscribers, for approximately 28.3 million shares of our Class A common stock beneficially owned by Morris Communications Company, LLC, reflecting a negotiated purchase price of approximately $6.50 per share. We refer to this transaction as the “Morris transaction.”

A major reason for undertaking these stock repurchases was our hope that they would have a positive impact on the public trading price of our common stock. That goal also drove our efforts to become “free cash flow positive.” We recognized that the investor community had become increasingly focused on free cash flow, clearly signaling that companies that produced high levels of free cash flow per share would see their stock prices rise and those that underperformed in terms of this metric would suffer stable or declining share prices. The investor community also put new emphasis upon reducing financial leverage.

The improvement in Mediacom’s financial and operating performance, together with meaningful stock repurchases, did not produce the commensurate benefits for Mediacom stockholders that Mr. Commisso had hoped. For example, our stock closed at $4.47 per share at the end of 2009, even though that year we grew revenues and cash flows in difficult economic conditions, generated significant and sustainable free cash flow for the first time and continued to reduce our financial leverage, in addition to increasing accumulated federal net operating loss carryforwards (which we refer to as “NOLs”) to approximately $2.4 billion.

During the first half of 2010, we continued to generate sustainable free cash flow. Mr. Commisso, however, believed that our stock was still underperforming. He also was aware that for an extended period of time larger publicly-traded cable companies, such as Comcast Corporation (“Comcast”) and Time Warner Cable (“Time Warner”), which:

•	operated in major metropolitan markets;

•	had higher penetration of broadband services;

•	generated higher revenues and cash flow per subscriber; and

•	were better capitalized than Mediacom,

were trading in the public market at significantly lower valuations than Mediacom, based on cash flow multiples. That fact suggested to Mr. Commisso that the prospects for growth in our stock price were not as promising as compared to these other companies, because the cash flow multiples being applied to Mediacom by the investor community were unlikely to increase much, or at all, even if our financial performance and position continued to improve.

In May 2010, Mr. Commisso had preliminary discussions with certain advisors, including Baker Botts LLP (“Baker Botts”), regarding a number of legal and tax considerations pertaining to a potential tender offer or merger that would have the effect of taking Mediacom private. One concern was that the trading in our stock that might follow the announcement of any proposed going private transaction could result in changes of ownership that would limit the ability of Mediacom to use its NOLs to offset future tax liabilities, even if the proposed transaction did not occur. Mr. Commisso and certain other members of Mediacom’s senior management consulted the company’s legal and tax advisors regarding this issue and the possibility of mitigating the risk, such as by adopting a shareholder rights plan. Based on those consultations, it was concluded that, while the consummation of a going private transaction would likely result in a significant impairment of the NOLs, such an impairment was not likely to occur merely as a result of the announcement of such a transaction, and therefore, no action with respect to the adoption of a shareholder rights plan or other protective measure was taken at such time.

On May 31, 2010, our board of directors received a proposal from Mr. Commisso to acquire all of the shares of our common stock that he did not own for $6.00 per share in cash pursuant to a negotiated merger transaction. The proposal also stated that Mr. Commisso expected to finance the transaction solely through borrowings under our existing bank credit facilities and that after the transaction Mr. Commisso intended to continue in his current roles at Mediacom. In his proposal, Mr. Commisso indicated that he was interested only in pursuing the proposed transaction and that he was not interested in selling his stake in Mediacom or considering any other strategic transaction involving Mediacom. The proposal also stated that Mr. Commisso expected Mediacom’s board of directors would form a special committee of independent directors, which would engage its own legal and financial advisors, to respond to the proposal on behalf of Mediacom’s public stockholders.

On May 31, 2010, at a special meeting of the board of directors of Mediacom, the board of directors determined to establish a special committee of independent directors to consider and act with respect to the proposal. With the assistance of SNR Denton US LLP (“SNR Denton”), outside counsel to Mediacom, the board of directors considered the independence of Thomas V. Reifenheiser and Natale S. Ricciardi with respect to service on the special committee. The board of directors determined that there were no relationships with Mediacom or Mr. Commisso that would interfere with the independence of Messrs. Reifenheiser or Ricciardi in connection with considering the proposal and appointed them to the special committee. At the board of directors’ meeting, representatives of SNR Denton also reviewed with the directors their fiduciary duties and responsibilities, as well as the process to be expected in connection with the proposal.

The board of directors then authorized the special committee to exercise the power of the board with respect to the consideration and negotiation on behalf of Mediacom of Mr. Commisso’s proposal, any revised proposal or merger or other alternative third party transaction arising out of the proposal, including the exclusive authority to:

•	take any and all actions with respect to any consideration, deliberation, examination, investigation, analysis, assessment, evaluation, negotiation, rejection, endorsement and recommendation of the terms and conditions of the proposal or merger or other alternative third party transaction arising out of the proposal;

•	participate in the structuring, negotiation and documentation of any proposed transaction directly with each of Mr. Commisso and his affiliates and Mediacom’s management and their respective counsel and advisors;

•	adopt and implement appropriate stockholder protections, such as shareholder rights plans, as they deemed necessary or appropriate;

•	determine initially whether the proposal is advisable, fair to, and in the best interests of, Mediacom and its public stockholders and to recommend to the board of directors what action, if any, should be taken with respect to the proposal; and

•	take any and all actions of Mediacom with respect to the proposal or merger or other alternative third party transaction arising out of the proposal, including reviewing, analyzing, evaluating, authorizing, monitoring and exercising general oversight of all proceedings and activities of Mediacom related to the proposal or any such third party proposal.

The board of directors also resolved at the meeting that it would not recommend, authorize or approve the proposal or any other merger, acquisition or similar proposal involving Mediacom, Mr. Commisso or any of his affiliates unless such transaction was recommended to the board of directors by the special committee. In addition, the board of directors authorized the special committee to retain the services of its own legal and financial advisors at Mediacom’s expense.

On June 1, 2010, we issued a press release announcing that we had received the proposal from Mr. Commisso and that our board of directors had appointed a special committee to review the proposal.

On or about June 3, 2010, the board of directors of Mediacom received a letter from Bislett Management LLC, a stockholder of Mediacom, stating, among other things, that Bislett Management believed Mr. Commisso’s proposed offer price of $6.00 per share undervalued Mediacom and was unfair, from a financial point of view, to the public stockholders of Mediacom.

On June 7, 2010 Mr. Commisso, together with representatives of Baker Botts, met with representatives of J.P. Morgan Securities LLC (“J.P. Morgan”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) at the offices of Baker Botts regarding Mr. Commisso’s proposal. Subsequent to the June 7 meeting, Merger Sub formally engaged J.P. Morgan and BofA Merrill Lynch as its financial advisors in connection with a potential transaction involving Mediacom. At the June 7 meeting, Mr. Commisso and his advisors discussed the anticipated timing and process for the proposal as well as certain valuation considerations.

Following the June 7, 2010 meeting, Mr. Commisso had regular conference calls and meetings with J.P. Morgan, BofA Merrill Lynch and Baker Botts regarding the financial and legal aspects of his proposal. During the course of these discussions, Mr. Commisso indicated that Mediacom does not, as a matter of course, create multi-year financial projections or forecasts for submission to Mediacom’s board of directors or that are customarily relied on by the investor or financial community. After reviewing several Wall Street analyst reports with the financial advisors, Mr. Commisso informed J.P. Morgan and BofA Merrill Lynch that, in his opinion, using a compilation of the current Wall Street analyst reports as a benchmark for Mediacom’s projections would be a reasonable basis for evaluating his $6.00 per share offer.

On June 8, 2010 the special committee retained Simpson Thacher & Bartlett LLP (“Simpson Thacher”) as its legal advisor. Following such retention, the special committee and representatives of Simpson Thacher met to discuss the function of the special committee, the duties and responsibilities of its members and an overview of the process with respect to the proposal. The special committee and Simpson Thacher also discussed the process for selecting a financial advisor.

On June 14, 2010, Cablevision Systems Corporation (“Cablevision”) announced that it had entered into a definitive agreement to acquire Bresnan Communications in a transaction valued at $1.365 billion. We refer to that transaction as the “Bresnan transaction.”

On June 16, 2010, after interviewing a number of financial advisors, the special committee formally engaged Barclays Capital Inc. (“Barclays Capital”) as its financial advisor. Following the retention of Barclays Capital and

Simpson Thacher, the special committee held regular meetings, in person and telephonically with such advisors in the course of responding to Mr. Commisso’s proposal.

On June 17, 2010, the special committee caused Mediacom to issue a press release announcing that the special committee had retained Barclays Capital as its financial advisor and Simpson Thacher as its legal counsel in connection with its review of Mr. Commisso’s proposal.

On June 24, 2010, at the request of Mr. Commisso, the special committee and representatives of Barclays Capital and Simpson Thacher met at the offices of Simpson Thacher with Mr. Commisso and representatives of J.P. Morgan, BofA Merrill Lynch and Baker Botts. At the meeting, J.P. Morgan and BofA Merrill Lynch described several valuation methodologies and metrics they had used in evaluating the $6.00 per share offer price. During the discussion, Mr. Commisso highlighted for the special committee and Barclays Capital certain risks that Mediacom faced in its business and its financial position including increased government regulation and competition; the uncertainties of refinancing its outstanding debt; the capital expenditures required to transition Mediacom’s systems to all digital and to implement a possible wireless strategy; the escalation of programming costs, in particular retransmission consent fees; and the risk that certain changes in the beneficial ownership of Mediacom common stock could result in a limitation of the use of Mediacom’s NOLs. Mr. Commisso also indicated to the special committee and Barclays Capital that a comparison of Mediacom’s valuation on a per subscriber basis with certain other publicly-traded cable operators such as Cablevision or Comcast may be less meaningful because Mediacom’s cable systems generate significantly less cash flow per subscriber than those publicly-traded cable operators. The special committee and Barclays Capital asked a number of questions regarding the discussion materials and Mr. Commisso’s outlook for Mediacom and the cable television industry in general. Specifically, Mr. Reifenheiser inquired about Mr. Commisso’s, J.P. Morgan’s and BofA Merrill Lynch’s thoughts on the Bresnan transaction and whether the valuations being reported for that transaction impacted their analysis.

During the June 24 meeting, Mr. Commisso also indicated to the special committee and its advisors that he was interested in reaching an agreement with the special committee as soon as possible with respect to the proposal. To that end, Mr. Commisso suggested that the special committee rely on Wall Street projections rather than request that Mediacom’s management prepare projections in connection with the proposal, based on the conclusion of Mr. Commisso that Wall Street projections were a reasonable basis for an evaluation of his offer. Barclays Capital, on behalf of the special committee, indicated that they would consider the suggestion but would likely be requesting that Mediacom’s management prepare their own projections without the input of Mr. Commisso in order to complete their financial review of Mr. Commisso’s proposal. Following the meeting, the special committee requested that Mediacom’s management (excluding Mr. Commisso) prepare annual financial projections for Mediacom for the 2010 — 2015 period. These projections were delivered to the special committee on June 29, 2010. We refer to these financial projections as the “June Forecast.” See “— Projected Financial Information — Financial Projections — June Forecast.”

On July 1, 2010, a representative of Barclays Capital delivered to representatives of J.P. Morgan and BofA Merrill Lynch Mediacom’s 2010 operating budget (“2010 budget”), which had been provided to Barclays Capital by Mediacom’s management during Barclays Capital’s due diligence review, and a list of questions regarding the 2010 budget that Barclays Capital wanted to discuss with Mr. Commisso. Over the next several days, Mr. Commisso reviewed the 2010 budget and Barclays Capital’s proposed questions with J.P. Morgan, BofA Merrill Lynch and Baker Botts, and J.P. Morgan and BofA Merrill Lynch discussed with Mr. Commisso several valuation methodologies and metrics.

On July 6, 2010, the financial and legal advisors to the special committee met at the offices of J.P. Morgan with Mr. Commisso, J.P. Morgan, BofA Merrill Lynch and Baker Botts to review the 2010 budget. At this meeting, Barclays Capital discussed with Mr. Commisso the background of the 2010 budget and how management uses it to operate and manage Mediacom’s business. Mr. Commisso discussed with Barclays Capital Mediacom’s performance against the 2010 budget over the first 6 months of 2010 and Mediacom’s long-term and short-term business strategy. Barclays Capital and Mr. Commisso also discussed some of the risks that Mediacom faced in the current business environment, in particular with respect to increased programming costs, increased competition and subscriber losses, as well as some growth drivers and opportunities for Mediacom. In particular, Barclays Capital questioned Mr. Commisso on the opportunities associated with Mediacom’s high speed data service, phone service and small business enterprise initiative.

On or about July 9, 2010, the special committee received a letter from Knickerbocker Advisors LLC, a stockholder of Mediacom, stating, among other things, that Knickerbocker Advisors believed Mr. Commisso’s proposed offer price of $6.00 per share undervalued Mediacom. Also, on or about July 9, 2010, the special committee and its financial advisors received a letter from Act II Capital, a stockholder of Mediacom, in which Act II, among other things, compared Mr. Commisso’s May 31, 2010 offer to comparable transactions and public valuations of Mediacom based on earnings, free cash flow and a discounted cash flow analysis. Based on these valuation metrics, Act II concluded that the $6.00 per share offer price was inadequate.

In the morning of July 14, 2010, Barclays Capital provided the June Forecast prepared by Mediacom’s management (excluding Mr. Commisso) to J.P. Morgan and BofA Merrill Lynch. Following receipt of the June Forecast, Mr. Commisso, J.P. Morgan, BofA Merrill Lynch and Baker Botts met telephonically with the financial and legal advisors to the special committee during which Mr. Commisso shared his views regarding the June Forecast. Mr. Commisso indicated to Barclays Capital that the June Forecast was generally consistent with the Wall Street analyst projections that he had instructed J.P. Morgan and BofA Merrill Lynch to use for the purpose of the June 24, 2010 discussion, and that the June Forecast seemed reasonable to him, although he believed the capital expenditure amounts understated the amounts that Mediacom would need to spend to remain competitive. Representatives of Barclays Capital and Mr. Commisso proceeded to discuss the risks and opportunities associated with Mediacom that should be considered when reviewing the June Forecast. Barclays Capital then gave an update on their review of Mediacom’s financial position and the special committee’s process to date.

On July 15, 2010, the special committee met with Barclays Capital and Simpson Thacher. At this meeting, representatives of Barclays Capital made a presentation to the special committee regarding their financial due diligence of Mediacom, their analysis of historical and projected financial and operating information and their views on valuation. The presentation included a discussion of the overall process, the various valuation methodologies used by Barclays Capital in its analysis and a discussion of the June Forecast. As a result of these discussions, the special committee formed the view, in consultation with its advisors, that the price of $6.00 per share significantly undervalued Mediacom. The special committee directed Barclays Capital to communicate its position to representatives of J.P. Morgan and BofA Merrill Lynch.

On July 16, 2010, representatives of Barclays Capital met telephonically with representatives of J.P. Morgan and BofA Merrill Lynch to report on the special committee’s initial informal reaction to Mr. Commisso’s proposal. During this meeting, Barclays Capital, on behalf of the special committee, indicated that (i) there existed a very significant gap between the special committee’s view of the value of Mediacom and the value implied by Mr. Commisso’s proposal of $6.00 per share, and that gap on a per share basis was “more than a few dollars” and (ii) under no circumstances would the special committee agree to a transaction unless the transaction was conditioned on the approval of a majority of the public stockholders of Mediacom, which we refer to as the “majority of the minority” condition. In addition, Barclays Capital stated that the special committee was focused on the fact that Mr. Commisso’s offer was conditioned on the use of Mediacom’s existing bank credit facilities. Barclays Capital also indicated that because of the significant difference in Mr. Commisso’s position and the position of the special committee, the special committee did not believe it was appropriate to engage in a dialogue around valuation.

Over the next few days, Mr. Commisso met with J.P. Morgan, BofA Merrill Lynch and Baker Botts to discuss the informal response from the special committee and Mr. Commisso’s reaction to such response. In addition, J.P. Morgan and BofA Merrill Lynch sought to clarify some of the statements made by Barclays Capital during the July 16 discussion. J.P. Morgan and BofA Merrill Lynch later advised Mr. Commisso that, based on their discussions with Barclays Capital, they believed that the special committee would approve a transaction at a price around $9.00 per share.

On July 19, 2010, at the request of Mr. Commisso, the special committee and its financial and legal advisors met at the offices of Simpson Thacher with Mr. Commisso, J.P. Morgan, BofA Merrill Lynch and Baker Botts to give them an opportunity to respond to the special committee’s initial reaction expressed by Barclays Capital on July 16. During the discussions, Mr. Commisso, J.P. Morgan and BofA Merrill Lynch questioned Barclays Capital about their valuation methodologies in determining that the gap was as substantial as the special committee indicated. J.P. Morgan and BofA Merrill Lynch also noted the premium that Mr. Commisso’s offer represented to Mediacom’s historic trading prices and the firm value to EBITDA multiple implied by the offer price relative to such multiples for larger and better capitalized publicly-traded cable operators. In addition, Mr. Commisso, J.P. Morgan and BofA Merrill Lynch observed that a purchase price in the range that the special committee was suggesting would represent a significantly greater premium to Mediacom’s stock price prior to Mr. Commisso’s proposal than was paid in other going private transactions. Barclays Capital explained that premium analysis was just one metric that the special committee had used in reviewing Mr. Commisso’s proposal, and that they had considered other valuation metrics, including multiples of EBITDA and free cash flow and discounted cash flow analysis. Mr. Commisso and his legal advisors also responded to the special committee’s position with respect to the majority of the minority condition and addressed the use by Mr. Commisso of Mediacom’s bank credit facilities to finance the proposed transaction. After the special committee met separately with its financial and legal advisors, the special committee reiterated its requirement that any transaction be conditioned on the approval of a majority of Mediacom’s public stockholders. With respect to valuation, Barclays Capital indicated that, in their opinion, they had given Mr. Commisso, J.P. Morgan and BofA Merrill Lynch sufficient guidance on how they were valuing Mr. Commisso’s offer and Mediacom’s financial condition, but given the gap in value, the special committee did not think it was in the best interests of Mediacom’s stockholders to propose a counter offer or share Barclays Capital’s analysis with Mr. Commisso. Mr. Commisso noted that Barclays Capital had not provided Mr. Commisso or his advisors with a presentation detailing their valuation analysis. The special committee advised Mr. Commisso that he would need to increase his offer in order for discussions with the special committee to continue or for Barclays Capital to make such a presentation.

On July 22, 2010, representatives of J.P. Morgan and BofA Merrill Lynch contacted representatives of Barclays Capital to deliver a message on behalf of Mr. Commisso. Mr. Commisso understood the special committee’s position that it would not engage in negotiations with him unless he was willing to increase his offer; however, Mr. Commisso was frustrated that the special committee was not willing to illustrate for him how they determined that his offer of $6.00 per share was inadequate, how a price around $9.00 per share would be appropriate and what was the specific price increase that the special committee had in mind as being appropriate. J.P. Morgan and BofA Merrill Lynch advised Barclays Capital that Mr. Commisso was not prepared at that time to pay a price anywhere close to what the special committee was suggesting, and stressed that if the special committee’s expectation was that he would increase his offer to something approaching that level, he would prefer to shut down the process and focus his and Mediacom management’s attention entirely on running Mediacom’s business. During this conversation, Barclays Capital indicated that they understood Mr. Commisso’s position and would deliver that message to the special committee. They also stated that the special committee was scheduled to meet on July 23 with its advisors, and that, after such meeting, the special committee would likely formally reject Mr. Commisso’s offer and feel the need to make a public disclosure regarding such rejection.

In the morning of July 23, 2010, representatives of J.P. Morgan and BofA Merrill Lynch telephoned representatives of Barclays Capital and advised them that Mr. Commisso was prepared to increase his offer to $6.40 per share, subject to certain conditions, including that the special committee would engage in negotiations with him and that Barclays Capital would provide him with a written presentation illustrating its valuation assumptions and conclusions. J.P. Morgan and BofA Merrill Lynch stated that this was an informal offer to the special committee and that, at this time, Mr. Commisso did not intend to disclose this new price publicly and requested that the special committee keep it confidential. During the conversation, J.P. Morgan and BofA Merrill Lynch indicated that the increase represented a 7% increase from Mr. Commisso’s original offer of $6.00 per share and a 20% premium to Mediacom’s stock price prior to the date Mr. Commisso made his original offer.

In the afternoon of July 23, 2010, the special committee met telephonically with its financial and legal advisors. At this meeting, Barclays Capital communicated to the special committee Mr. Commisso’s proposal to revise his offer subject to the conditions described above. The special committee determined that Mr. Commisso’s possible increase in price to $6.40 per share was not meaningful given their view of the value of Mediacom, and not a productive step in negotiations and instructed Barclays Capital to communicate their position to J.P. Morgan and BofA Merrill Lynch.

After the meeting, representatives of Barclays Capital telephoned representatives of J.P. Morgan and BofA Merrill Lynch to advise them that the special committee was displeased with the $6.40 per share offer, which they did not view as a meaningful increase in price. The special committee requested that Mr. Commisso either make a meaningful increase in his offer price or publicly withdraw his proposal, or, failing that, the special committee would reject the $6.00 per share offer publicly. Barclays Capital reiterated to J.P. Morgan and BofA Merrill Lynch that the special committee viewed the appropriate price to be an amount significantly higher than $6.40 per share, and that Mr. Commisso would need to increase his price to a level that represented a material increase in the firm value of Mediacom before they would engage in any further price negotiation with Mr. Commisso.

On July 27, 2010, Mr. Commisso delivered the following letter to the special committee:

Special Committee of the Board of Directors
Mediacom Communications Corporation
100 Crystal Run Road
Middletown, NY 10941

Members of the Special Committee:

On May 31, 2010, I submitted a non-binding proposal to the Board of Directors of Mediacom to acquire all of the outstanding shares of common stock that I do not already own for $6.00 per share in cash. In my letter to the Board, I offered to negotiate a transaction with the Special Committee and its advisors as expeditiously as possible.

On June 24, 2010, I, together with my financial advisors (JPMorgan and Bank of America Merrill Lynch) and legal advisors (Baker Botts), met with the Special Committee and presented a number of valuation analyses that are customary for the cable industry and for comparable going-private transactions. The presentation was intended to help the Special Committee understand our view as to why the $6.00 per share offer represents compelling value to the Company’s public shareholders.

Subsequent to the June 24th meeting, the Special Committee, through its financial advisor (Barclays), has advised us that the Special Committee believes that a significant gap exists between my offer and a price at which the Special Committee believes a transaction can be completed. In addition, I was told that unless I bid against myself and increase my offer, the Special Committee would not be willing to engage in negotiations or explain to us why they view the $6.00 offer as inadequate.

In an effort to comply with the Special Committee’s instructions and move the process forward, on July 23, 2010, I instructed my advisors to inform Barclays that I was prepared to increase my offer if the Special Committee would agree to engage in negotiations with me and my advisors, or, at the very least, explain how the Special Committee was valuing the Company.

I believe the potential revised offer price communicated to the Special Committee:

1. Reflects premiums that are comparable to the final premiums paid by both Insight and Cox in their going-private transactions;

2. Implies a higher Firm Value/EBITDA multiple than the multiple at which Time Warner Cable and Comcast currently trade;

3. Is within the range of values implied by a discounted cash flow analysis based on the projections that the Special Committee provided to me and my advisors; and

4. Is within the range of equity research analyst price targets, both before and after my offer was announced in May.

I was disappointed to learn that the proposal we communicated to the Special Committee on July 23rd was met with yet another refusal by the Special Committee to make a counterproposal, or to even engage in a meaningful discussion on valuation. The Special Committee’s response is inconsistent with the process followed in other going-private transactions in the cable business (Insight, Cox and Cablevision) and, in my view, hinders the process of determining whether we can reach agreement on a transaction that is in the best interests of the Company and its public shareholders. In each of these precedent transactions, the Special Committee, at the very least, explained to the Buyers why it viewed the offer as inadequate before the Buyers were forced to raise their price, despite initially having found a “substantial” value gap. I am at a loss as to why I have not been afforded the same opportunity.

The Special Committee’s refusal to negotiate or explain its valuation views has become an impediment to moving the process forward. I have already indicated willingness to increase my offer once. I am, however, unwilling to increase it further until the Special Committee and/or Barclays explains to us the Special Committee’s views on the valuation of the Company.

I look forward to receiving a response that will enable us to seek a transaction that is in the best interests of the Company’s public shareholders.

Sincerely,

/s/  Rocco B. Commisso

On July 29, 2010, the special committee responded to Mr. Commisso’s letter with the following letter:

Mr. Rocco Commisso
Chairman and CEO
Mediacom Communications Corporation
100 Crystal Run Road
Middletown, New York 10941

Dear Rocco:

We are in receipt of your letter of July 27, 2010.

Our responsibility is to respond to the proposal which you made to the Board of Directors of Mediacom on May 31, 2010 “to acquire all of the outstanding shares of common stock that [you] do not already own for $6.00 per share in cash.” As we have communicated to you, including at a meeting which you and we attended on July 19, 2010, we have concluded that the proposal is totally inadequate, not in the best interests of Mediacom’s public shareholders, and that the Special Committee cannot recommend that the Board approve the transaction contemplated by your proposal. We added at the conclusion of that meeting that we would review any improved offer you chose to make.

While we do not have a duty to negotiate with you, to further explain our views, or to seek a transaction, contrary to your assertion, we believe that we and our advisors have been negotiating in good faith with you and your advisors. The third paragraph of your letter states that you had been advised that “a significant gap exists between [your] offer and a price at which the Special Committee believes a transaction can be completed”. In our negotiations, we have informed you that the “completion” of any transaction will need to be determined by the public shareholders and that a meaningful value gap exists between your offer and a proposal which the Special Committee can recommend.

Your potential revised offer communicated to us on July 23, 2010 was not constructive in convincing us that the value gap that currently exists can be closed. At this time, we do not believe that it would be productive to have a further discussion on valuation. We remain interested in receiving, and are committed to reviewing in good faith, any revised proposal which you are prepared to make. However, unless you are prepared to meaningfully close the value gap that exists prior to the end of the week, we believe that the market will need to be advised of this impasse.

Sincerely,

/s/ Tom Reifenheiser

/s/ Natale Ricciardi

On August 1, 2010, the special committee met telephonically with its legal and financial advisors to discuss the next steps following the delivery of the July 29 letter. As part of this discussion, the parties discussed the text of a press release that the special committee would request Mediacom to issue on its behalf, and the appropriate timing of such request. The press release stated that the special committee could not recommend Mr. Commisso’s May 31 offer to acquire all of the public shares of Mediacom.

In the morning of August 2, 2010, upon the instruction of the special committee, Barclays Capital delivered a draft of a press release to J.P. Morgan and BofA Merrill Lynch. Barclays Capital indicated that they expected the press release would be issued after the market closed on August 2. On the same morning, Mr. Commisso, J.P. Morgan, BofA Merrill Lynch and Baker Botts met telephonically to discuss the June Forecast and next steps.

In the afternoon of August 2, 2010, the legal and financial advisors to the special committee met telephonically with J.P. Morgan, BofA Merrill Lynch and Baker Botts, during which meeting J.P. Morgan, BofA Merrill Lynch and Baker Botts indicated that Mr. Commisso was surprised that the special committee did not consider his 7% increase on his $6.00 per share offer to be a meaningful increase, and that the special committee and its advisors were not willing to meet with him to further explain their views on value. On behalf of Mr. Commisso, J.P. Morgan, BofA Merrill Lynch and Baker Botts also advised that Mr. Commisso had agreed to the special committee’s demand that any transaction be conditioned on a majority of the minority approval, and indicated that he was prepared to raise his offer above $6.40 per share if the special committee would share with him the special committee’s views on valuation. Finally, J.P. Morgan, BofA Merrill Lynch and Baker Botts requested that the special committee reconsider issuing the press release.

In the afternoon of August 3, 2010, the special committee met telephonically with Barclays Capital and Simpson Thacher to discuss the message communicated to the special committee’s advisors the previous day.

In the morning of August 4, 2010, Barclays Capital and Simpson Thacher met telephonically with J.P. Morgan, BofA Merrill Lynch and Baker Botts. During this conversation, Barclays Capital reported that the special committee appreciated Mr. Commisso’s desire to get more clarity on valuation and, to that end, the special committee would support a meeting among the advisors during which Barclays Capital would review its valuation assumptions if Mr. Commisso would affirmatively commit that, after such meeting, he would revise his offer price to a level substantially above the current market price of $7.35 per share.

In the afternoon of August 4, 2010, the Mediacom board of directors held a regularly scheduled meeting to, among other things, review financial results for the second quarter of 2010. During the meeting, Mr. Commisso provided the directors with an update on the status of his discussions with the special committee. Mr. Commisso expressed to the members of the Board his disappointment with the process to date, and his frustration that the special committee and its financial advisors had not been willing to meet with him to share their valuation assumptions except under a precondition that Mr. Commisso was not prepared to accept. Specifically, Mr. Commisso felt it was unreasonable for him to have to commit to raising his offer price to a specified level before being given the opportunity to assess the validity of the valuation assumptions used by Barclays Capital.

On August 5, 2010, Barclays Capital sent a revised draft of the press release to J.P. Morgan and BofA Merrill Lynch. Later that day, J.P. Morgan, BofA Merrill Lynch and Baker Botts contacted the special committee’s financial and legal advisors to advise the special committee that Mr. Commisso would not agree to meet with the special committee or its advisors under the precondition the special committee proposed. In addition, J.P. Morgan, BofA Merrill Lynch and Baker Botts expressed Mr. Commisso’s frustration that the special committee was unwilling to negotiate with him in a manner consistent with other going private transactions, and that Mr. Commisso desired to bring the process to a conclusion. To that end, on behalf of Mr. Commisso, J.P. Morgan, BofA Merrill Lynch and Baker Botts conveyed to the special committee a “best and final” offer of $7.35 per share, which Mr. Commisso believed was a very attractive offer for Mediacom’s public stockholders, and requested that the special committee respond to this offer by 10:00 am on August 8, 2010.

On August 6, the special committee, Simpson Thacher and Barclays Capital met telephonically to discuss Mr. Commisso’s revised proposal. At this meeting, the parties also discussed the special committee’s reactions to Mediacom’s earnings release call that had been held earlier that day, as well as the current operating performance of Mediacom. In the course of reviewing Mr. Commisso’s revised proposal, Barclays Capital noted that, in its view, the

$7.35 per share price continued to undervalue Mediacom, was not close to the level communicated to J.P. Morgan and BofA Merrill Lynch in the discussions following the July 16 telephonic meeting, and that Barclays Capital would be unwilling to deliver a fairness opinion to the special committee at that price.

On August 7, 2010, the advisors to the special committee met telephonically with J.P. Morgan, BofA Merrill Lynch and Baker Botts to respond to Mr. Commisso’s “best and final” offer. Barclays Capital indicated that the special committee had discussed Mr. Commisso’s revised offer at length with its advisors and the special committee was rejecting the “best and final” offer, primarily on the advice of its advisors. Barclays Capital also stated that the special committee would be willing to consider any increased offer Mr. Commisso elected to make and that the special committee felt strongly that if requested by Mr. Commisso, Barclays Capital should meet with Mr. Commisso, J.P. Morgan and BofA Merrill Lynch to explain more specifically why the special committee determined the offer of $7.35 per share to be unacceptable. On August 9, 2010, Mr. Commisso, J.P. Morgan and BofA Merrill Lynch met telephonically during which meeting J.P. Morgan and BofA Merrill Lynch reviewed with Mr. Commisso several valuation methodologies and metrics.

From August 7, 2010 and over the course of the next several days, the legal and financial advisors to the special committee and J.P. Morgan, BofA Merrill Lynch and Baker Botts had several discussions regarding the range of prices at which, and the terms under which, an agreement could be reached between Mr. Commisso and the special committee. During these discussions, the advisors explored, among other things, the ranges at which Barclays Capital might be willing to deliver a fairness opinion and the alternatives, if any, in the event Barclays Capital was unwilling to deliver a fairness opinion at a price that the special committee was ultimately willing to recommend to Mediacom’s public stockholders.

On August 14, 2010, representatives of Simpson Thacher contacted representatives of Baker Botts and advised them that the special committee was only willing to recommend a transaction with a fairness opinion from Barclays Capital, and that Simpson Thacher believed that Barclays Capital was not prepared to deliver a fairness opinion at any price less than $9.00 per share at such time. Baker Botts indicated that Mr. Commisso would not agree to raise his offer to $9.00 per share, and the legal advisors discussed next steps, including the substance of, and the process for, a press release announcing the impasse.

On August 20, 2010, the financial and legal advisors to the special committee met with J.P. Morgan, BofA Merrill Lynch and Baker Botts at the offices of Barclays Capital. At the meeting, Barclays Capital discussed its views with respect to Mr. Commisso’s proposal and its perspective on Mediacom’s valuation.

Over the course of the next several days, J.P. Morgan and BofA Merrill Lynch reviewed for Mr. Commisso their recollection and understanding of the valuation analyses from the oral presentation they received from Barclays Capital on August 20 and, at the request of Mr. Commisso, compared Barclays Capital’s valuation metrics to the valuation metrics they had reviewed with Mr. Commisso on August 9, 2010.

On August 24, 2010, Mr. Commisso, J.P. Morgan, BofA Merrill Lynch and Baker Botts met with the special committee and its financial and legal advisors at the offices of Simpson Thacher. At this meeting, J.P. Morgan and BofA Merrill Lynch discussed the key differences between Barclays Capital’s valuation analysis (based on J.P. Morgan’s and BofA Merrill Lynch’s recollection and understanding from Barclays Capital’s oral presentation on August 20, 2010) and J.P. Morgan’s and BofA Merrill Lynch’s valuation analysis. In addition, during this meeting, Mr. Commisso discussed recent trends in the cable television industry, including the industry-wide loss of subscribers, the Federal Communications Commission’s review of broadband access and net neutrality rules and the increased programming costs (in particular with respect to retransmission consent fees) experienced by cable operators. Mr. Commisso also provided his view that Mediacom was unlikely to meet the projections included in the June Forecast based upon Mediacom’s actual results for the first half of 2010 and his forecast for the balance of the year. During these discussions, Barclays Capital made several points, including Barclays Capital’s view that significant growth opportunities existed for Mediacom’s high speed data and business enterprise services; and that for the comparable companies analysis employed by Barclays Capital, they also considered systems with similar demographics to Mediacom’s cable systems. The financial advisors and Mr. Commisso also discussed Mediacom’s capital structure, the appropriate weighted average cost of capital, Mediacom’s long term growth prospects and the appropriate perpetuity growth rates to use in performing a discounted cash flow analysis for Mediacom.

After the meeting with the advisors, the special committee met privately with Mr. Commisso. During this meeting the parties discussed their views on valuation, process and the prospects for reaching an agreement on price.

Between August 24 and August 27, 2010, representatives of Barclays Capital had several telephone conversations with members of Mediacom’s management team (excluding Mr. Commisso) to discuss the issues relating to Mediacom’s business, operations and financial performance that were raised by Mr. Commisso during the August 24 meeting.

In the morning of August 27, 2010, Mr. Commisso sent a letter to the special committee in which he highlighted certain points that he felt may not have been incorporated into Barclays Capital’s valuation analyses or reflected in management’s projections, including the significant impact on Mediacom’s financial performance of future retransmission consent costs; the recent grants by the U.S. government of approximately $2 billion of broadband stimulus funds to potential broadband competitors in the states in which Mediacom operates; the regulatory uncertainties regarding the Federal Communications Commission’s “net neutrality” principles; the recent negative trends in the Pay-TV marketplace; and the recent trading activity of Mediacom’s largest investors, many of whom sold shares of Mediacom Class A common stock during the quarter ended June 30, 2010 when the volume weighted average stock price was well below the $7.35 per share price Mr. Commisso was offering.

In the afternoon of August 27, 2010, Mr. Ricciardi contacted Mr. Commisso to report that Barclays Capital had reviewed its valuation analysis in light of the information given to the special committee at the August 24 meeting and included in Mr. Commisso’s August 27 letter, and that based on the information available to it at that time, the special committee believed that Barclays Capital remained unwilling to deliver a fairness opinion at a price less than $9.00 per share at such time.

On August 31, 2010, Mr. Commisso withdrew his offer to acquire all the shares of Mediacom common stock that he did not own. In his press release, Mr. Commisso expressed his disappointment with what he viewed to be a highly unusual process and his frustration that the special committee’s rejection of his offer deprived Mediacom’s public shareholders of the opportunity to decide for themselves whether or not to accept an attractive price for their shares.

On September 1, 2010, the special committee sent a letter to Mediacom’s board of directors commenting on Mr. Commisso’s press release. In that letter the special committee shared with the Mediacom board in detail the process by which the special committee reviewed and evaluated Mr. Commisso’s proposal, and expressed disagreement with Mr. Commisso’s statement in his August 31st press release that the process followed by the special committee was “unusual.”

On September 2, 2010, a special meeting of Mediacom’s board of directors was held to discuss the events leading up to Mr. Commisso’s withdrawal of his offer. The board also discussed the financial position and prospects of Mediacom. As a result of these discussions, all of the directors agreed that an open dialogue among the parties’ financial advisors was desirable, and Mr. Commisso and Messrs. Reifenheiser and Ricciardi agreed to cause Barclays Capital, J.P. Morgan and BofA Merrill Lynch to have an in-person meeting to discuss their differing valuation assumptions. That meeting was scheduled for September 7, 2010. The following day, representatives of Barclays Capital and management of Mediacom (excluding Mr. Commisso) discussed whether the issues highlighted in Mr. Commisso’s August 27, 2010 letter and the trends in Mediacom’s operating performance in the second quarter of 2010 and for the current portion of the third quarter of 2010 would materially change the June Forecast. Following these discussions, management of Mediacom (excluding Mr. Commisso) adjusted the June Forecast and delivered revised financial projections to Barclays Capital on September 4, 2010.

On September 7, 2010, Mr. Commisso, J.P. Morgan, BofA Merrill Lynch, the special committee and Barclays Capital met at the offices of Simpson Thacher to discuss the valuation metrics and assumptions used by Barclays, on the one hand, and J.P. Morgan and BofA Merrill Lynch, on the other hand, to value Mediacom. Mark E. Stephan, the Chief Financial Officer and a director of Mediacom, attended the meeting for the purpose of answering any questions concerning Mediacom’s financial results or performance and Scott W. Seaton and Robert L. Winikoff, two independent directors of Mediacom, also attended the meeting. The parties also discussed whether the incorporation of the revised financial projections would materially change any of the valuation conclusions reached by the financial advisors. At the end of the meeting, Barclays Capital, J.P. Morgan and BofA Merrill Lynch agreed to continue to review the revised financial projections and make any changes to their valuation assumptions they deemed necessary.

Over the course of the next ten days, Barclays Capital conducted an updated due diligence review of Mediacom’s financial results and discussed the revised financial projections with Mediacom’s management team (excluding Mr. Commisso). Barclays Capital was provided additional information relating to Mediacom’s financial performance, including its projected capital expenditures over the next five years.

On September 20, 2010, management of Mediacom delivered to Mr. Commisso the revised financial projections and Mr. Commisso delivered the revised financial projections to J.P. Morgan and BofA Merrill Lynch.

Also on September 20, 2010, the special committee met telephonically with Barclays Capital and Simpson Thacher to discuss Barclays Capital’s review of the revised financial projections. As part of this presentation, Barclays Capital walked the special committee through the revised financial projections as well as other changes from the June Forecast, and the circumstances under which they would be prepared to deliver a fairness opinion. We refer to the revised financial projections prepared by Mediacom’s management (excluding Mr. Commisso), as modified based on discussions between Barclays Capital and management of Mediacom (excluding Mr. Commisso) and as delivered to the special committee in September 2010, as the “September Forecast.” See “— Projected Financial Information — Updated Financial Projections — September Forecast.”

On September 21, 2010, Mr. Ricciardi contacted Mr. Commisso to report that the special committee and Barclays Capital had completed their review of Mediacom, including a review of the September Forecast. Based on that information, Mr. Ricciardi advised Mr. Commisso that the special committee believed it could recommend a transaction at a price of $8.75 per share. On the same day, Mr. Commisso, J.P. Morgan, BofA Merrill Lynch and Baker Botts met telephonically to discuss the September Forecast.

On September 22, 2010, Mr. Commisso telephoned Mr. Ricciardi and explained his view that, in connection with the proposed transaction, Mediacom would incur more than $30 million of costs associated with the satisfaction of outstanding stock options and restricted stock units held by Mediacom employees (other than Mr. Commisso). Mr. Commisso expressed his belief that a portion of that cost should be borne by Mediacom’s public stockholders and reflected in a decrease in the share price sought by the special committee. Based partly on the foregoing, Mr. Commisso asked Mr. Ricciardi if the special committee would agree to an offer price of $8.05 per share.

On September 24, 2010, Mr. Ricciardi telephoned Mr. Commisso and advised him that the special committee and Barclays Capital had taken into account the treatment of all outstanding stock options and restricted stock units in its valuation analysis, and reiterated that the special committee would not recommend a transaction at any price below $8.75 per share. Subsequent to his conversation with Mr. Ricciardi, Mr. Commisso directed representatives of Baker Botts to explore with representatives of Simpson Thacher the terms and conditions of a merger agreement that the special committee could recommend in the event that Mr. Commisso and the special committee were able to reach an agreement on price.

Further to these instructions from Mr. Commisso, on September 28, 2010, representatives of Baker Botts contacted representatives of Simpson Thacher to discuss generally the terms of a merger agreement assuming that Mr. Commisso and the special committee were to agree on price. Subsequent to this conversation, on October 6, 2010, Baker Botts delivered to Simpson Thacher an initial draft of the merger agreement.

On October 13, 2010, Simpson Thacher distributed to Baker Botts a revised version of the merger agreement, which, among other things:

•	limited the scope of Mediacom’s representations and warranties;

•	gave Mediacom’s board the flexibility to change its recommendation in the event there was, in addition to a superior proposal, an intervening event;

•	provided the board of directors with a right to terminate the merger agreement in the event that Mediacom’s board of directors wanted to enter into a transaction that constituted a superior proposal;

•	deleted the provision that required Mediacom’s board of directors to submit the merger proposal to a vote of Mediacom’s stockholders even if the board of directors or the special committee withdrew or modified its recommendation in favor of the proposal, which we refer to as the “force the vote” provision;

•	deleted a provision that would require Mediacom to reimburse Mr. Commisso for his expenses in connection with the transaction in the event the merger agreement was terminated for any reason other than Mr. Commisso’s material breach of the agreement; and

•	revised or eliminated several of the conditions to closing.

On October 14, 2010, Simpson Thacher distributed to Baker Botts an initial draft of a voting agreement between Mr. Commisso, Merger Sub and Mediacom, and representatives of Baker Botts and Simpson Thacher discussed the outstanding issues on the merger agreement. In particular, the legal advisors negotiated the terms of the no solicitation provision, including the force the vote provision, the expense reimbursement and liability cap provisions, and the scope of the Mediacom board of directors’ fiduciary out.

During the course of the negotiations with respect to the merger agreement and the voting agreement, Barclays Capital and Simpson Thacher held discussions with the special committee regarding negotiations of such agreements and the terms and provisions thereof, in which the special committee provided its views on such terms and provisions.

In the morning of October 15, 2010, representatives of Baker Botts reported to Mr. Commisso and representatives of J.P. Morgan and BofA Merrill Lynch on the status of the negotiations with respect to the merger agreement. Later in the day on October 15, 2010, Baker Botts distributed a revised draft of the merger agreement to Simpson Thacher.

On October 18, 2010, Baker Botts distributed to Simpson Thacher comments on the voting agreement.

From October 20 through October 29, 2010, the legal advisors for Mr. Commisso and for the special committee engaged in extensive negotiations regarding the merger agreement and voting agreement and exchanged drafts of each document. The discussions regarding the merger agreement were focused on the no solicitation provision and the scope of the fiduciary out provisions; the expense reimbursement provision; and the extent of Mr. Commisso’s liability under the agreement if the transaction was not completed. Simpson Thacher also obtained in the merger agreement certain assurances from Mr. Commisso regarding any material negotiations Mr. Commisso may have had with respect to Mediacom as well as covenants from Mr. Commisso regarding Mediacom’s credit facilities. During these discussions, Mr. Commisso agreed to give Mediacom’s board of directors greater flexibility to change its recommendation in the event of a superior proposal or intervening event, but insisted on a force the vote provision. In addition, the special committee agreed that Mediacom would reimburse Mr. Commisso for his transaction expenses up to $2.5 million if the transaction was not completed other than by reason of Mr. Commisso’s material breach of the merger agreement.

On October 29, 2010, Simpson Thacher reported to Baker Botts that the special committee would be willing to consider a cap of $20 million on Mr. Commisso’s potential liability under the merger agreement. In addition, Simpson Thacher stated that the special committee did not think it would be productive to have any further discussions with Mr. Commisso regarding price as the special committee would not recommend any offer below the $8.75 per share price that the special committee had previously communicated to Mr. Commisso.

Over the next several days, Mr. Commisso, together with his legal advisors, reviewed the status of the negotiations regarding the outstanding issues in the merger agreement, including the price Mr. Commisso was willing to pay.

On November 3, 2010, Mr. Commisso telephoned Messrs. Ricciardi and Reifenheiser to discuss the outstanding issues in the merger agreement. Mr. Commisso reiterated his belief that the treatment of the outstanding employee stock options and restricted stock units as contemplated by the merger agreement justified a reduction to the $8.75 per share price the special committee was seeking. Mr. Commisso and Mr. Reifenheiser continued these discussions telephonically in the morning of November 4, 2010.

Later in the afternoon on November 4, 2010, Mediacom’s board of directors held a regularly scheduled meeting to, among other things, review Mediacom’s financial results for the third quarter of 2010. During the meeting, Mr. Commisso gave the directors an update on the status of discussions with the special committee.

Following Mediacom’s board of directors meeting and continuing for the next several days, Mr. Commisso conferred with J.P. Morgan, BofA Merrill Lynch and Baker Botts regarding the outstanding terms of the merger agreement, including the price.

On November 9, 2010, representatives of Simpson Thacher advised representatives of Baker Botts on behalf of the special committee that if Mr. Commisso did not increase his offer to at least $8.75 per share and finalize the terms of the merger agreement by the end of the week, Messrs. Ricciardi and Reifenheiser would formally request that the Mediacom board disband the special committee or resign from the special committee.

From November 10 until November 12, 2010, the legal advisors to the special committee continued to negotiate the final terms of the merger agreement with Mr. Commisso’s legal advisors. In particular, the special committee and Mr. Commisso agreed to a $10 million liability cap for Mr. Commisso in the event that the merger was not completed as a result of a willful and material breach of the agreement by Mr. Commisso. On the evening of November 10, 2010, J.P. Morgan and BofA Merrill Lynch telephoned Mr. Stephan to confirm that no changes had been made to the September Forecast as a result of Mediacom’s actual performance during the third quarter of fiscal year 2010, which Mr. Stephan confirmed. In addition, on November 10, 2010, Barclays Capital telephoned Mr. Stephan to confirm that no changes had been made, or would be required to be made, to the September Forecast as a result of Mediacom’s actual performance during the third quarter of fiscal year 2010 or from the end of such quarter to the then-current date.

In the morning of November 12, 2010, J.P. Morgan and BofA Merrill Lynch made a presentation to Mr. Commisso regarding the financial aspects of the proposed merger. For more information regarding this presentation, see “— Financial Analyses of J.P. Morgan and BofA Merrill Lynch.” Later in the day on November 12, representatives of Baker Botts, on behalf of Mr. Commisso, advised Simpson Thacher of Mr. Commisso’s offer to purchase all of the shares of Mediacom common stock that he did not own for $8.75 per share in cash, upon the terms and subject to the conditions set forth in the most recent draft of the merger agreement that had been negotiated with the special committee.

The special committee then met with its advisors and considered the position of Mr. Commisso. They discussed the terms of the deal, the risks and consequences of not accepting the proposal and the benefits of affording Mediacom’s unaffiliated stockholders the opportunity and ability to review, evaluate and consider the transaction on their own, based on the majority of the minority condition. Barclays Capital indicated that they were prepared to render a fairness opinion with respect to the fairness, from a financial point of view, of the consideration to be offered to the stockholders of Mediacom (other than Mr. Commisso and his affiliates). The special committee then resolved that the proposal of $8.75 per share, the merger agreement, the voting agreement and the transactions contemplated thereby were fair to, and in the best interests of, the unaffiliated stockholders of Mediacom. The special committee approved, and recommended approval by the board of directors of the proposal, the merger agreement, the voting agreement and the transactions contemplated thereby.

Following the special committee meeting, the board of directors held a meeting to consider the proposal of Mr. Commisso and the recommendation of the special committee. The special committee reported to the board of directors on the special committee’s deliberations, and determination and recommendation, and Barclays Capital gave a presentation to the board regarding its financial review of Mediacom and Mr. Commisso’s offer, which indicated that Barclays Capital was prepared to render a fairness opinion with respect to the fairness, from a financial point of view, of the consideration to be received by the public stockholders of Mediacom pursuant to the merger agreement. See “— Opinion of Financial Advisor to the Special Committee” beginning on page 19. During its presentation the directors were given the opportunity to ask questions of Barclays Capital and there was a discussion about their analysis and conclusions. After further discussions, at the request of the special committee, the financial advisors issued an oral opinion, confirmed in writing later that day, that as of November 12, 2010, and based upon and subject to the assumptions stated in its opinion, the $8.75 per share to be received by the public stockholders of Mediacom, pursuant to the merger agreement, was fair from a financial point of view to such holders. Mediacom’s legal advisors then reviewed the terms of the proposed agreements and reviewed for the board their fiduciary duties with respect to the transaction. The board of directors then deliberated, without Mr. Commisso present, on the merger agreement, the voting agreement and the transactions contemplated thereby. After the deliberations were completed, in separate votes, (i) the special committee unanimously approved the merger agreement, the voting agreement and the transactions contemplated thereby, (ii) the independent directors of Mediacom’s board of directors, including the members of the special committee, unanimously approved the merger agreement, the voting agreement and the transactions contemplated thereby, and (iii) the full board of directors unanimously approved the merger agreement, the voting agreement and the transactions contemplated thereby.

Following the execution of the merger agreement and voting agreement on the evening of November 12, 2010, Mediacom issued a press release on the morning of November 15, 2010 announcing the execution of the merger agreement.

Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger

The Special Committee

The special committee, by unanimous vote at a meeting held on November 12, 2010 and after a presentation by its financial advisor, determined that the merger, the merger agreement and the transactions contemplated thereby are fair to and in the best interests of Mediacom’s unaffiliated stockholders. The special committee approved the merger and the merger agreement and recommended that Mediacom’s stockholders vote to adopt the merger agreement. The special committee also recommended that Mediacom’s board of directors approve the proposed transaction, including the merger, the merger agreement and the other transactions contemplated thereby, and recommend to Mediacom’s stockholders that they vote to adopt the merger agreement.

In the course of reaching the determinations and making the recommendations described above, the special committee considered a number of factors. The material factors are summarized below.

The special committee viewed the following factors as being generally positive or favorable in coming to its determinations and recommendations:

•	that the merger enhances value for Mediacom’s unaffiliated stockholders by providing them with liquidity, without the risk to them of Mediacom’s highly leveraged capital structure;

•	that the merger consideration of $8.75 per share represents a premium of approximately 64% over the closing price of Mediacom’s Class A common stock on May 28, 2010, the last trading day before Mr. Commisso’s initial proposal was made public, and the relationship between the merger consideration of $8.75 and the historical market prices for the Class A common stock;

•	that the merger consideration of $8.75 per share represents an approximate 35% premium to the negotiated price of approximately $6.50 per share for the 28,309,614 shares of Mediacom’s Class A common stock acquired by Mediacom in the Morris transaction;

•	the special committee’s understanding of Mediacom’s business, assets, financial condition and results of operations, its competitive position and historical and projected financial performance, and the nature of Mediacom’s business and the industry in which it competes;

•	that unaffiliated stockholders of Mediacom that do not vote in favor of the adoption of the merger agreement and that do not otherwise waive their appraisal rights will have the opportunity to demand appraisal of the fair value of their shares under Delaware law;

•	the negotiations with respect to the merger consideration that, among other things, led to an increase in Mr. Commisso’s initial proposal from $6.00 per share of Mediacom common stock to $8.75 per share of Mediacom common stock and the special committee’s determination that, following extensive negotiations between the special committee and Mr. Commisso, $8.75 per share was the highest price that Mr. Commisso would agree to pay, with the special committee basing its belief on a number of factors, including the duration and tenor of negotiations, assertions made by Mr. Commisso during the negotiation process and the experience of the special committee and its advisors;

•	the fact that the special committee did not receive and was not aware of any bids from potentially interested third parties other than Mr. Commisso during the past two years;

•	that the special committee received from its financial advisor, Barclays Capital, an opinion delivered orally at the special committee meeting on November 12, 2010, and subsequently confirmed in writing as of the same date, to the effect that based upon and subject to the limitations and qualifications set forth in the written opinion, as of the date of the opinion, the merger consideration of $8.75 per share in cash to be received by our stockholders (other than Mr. Commisso and his affiliates) in the merger was fair, from a financial point of view, to such stockholders, which stockholders include all of Mediacom’s unaffiliated stockholders;

•	the presentation by Barclays Capital to the special committee on November 12, 2010 in connection with the foregoing opinion;

•	that the consideration and negotiation of the merger agreement was conducted entirely under the oversight of the members of the special committee, which consists of two of Mediacom’s directors, each of whom is an outside, non-employee director, and that no limitations were placed on the special committee’s authority;

•	the special committee was advised by independent legal counsel and an independent financial advisor, each of whom was selected by the special committee;

•	the special committee’s belief that it was unlikely that any transaction with a third party could be consummated at this time in light of the position of Mr. Commisso (contained in the letter, dated May 31, 2010 from Mr. Commisso to Mediacom and subsequently confirmed to the special committee), that he would not support any transaction involving a sale of his stake in Mediacom; and

•	the terms and conditions of the merger agreement including:

•	the merger is conditioned upon the adoption of the merger agreement by Mediacom’s stockholders, including the adoption of the merger agreement by a majority of the outstanding shares of Mediacom Class A common stock, exclusive of shares owned by Merger Sub, Mr. Commisso, any of their respective affiliates, any immediate family member of Mr. Commisso or any of the executive officers or directors of Mediacom and its subsidiaries;

•	that the merger agreement allows the special committee and the board of directors to change or withdraw its recommendation of the merger agreement if a superior proposal is received from a third party or if any other event, fact, development or circumstance becomes known to the special committee and the special committee determines that such action is required to comply with its fiduciary duties to the unaffiliated stockholders of Mediacom under applicable law; and

•	the representation by Mr. Commisso that neither he nor any of his affiliates had engaged in any negotiations since April 1, 2010 or reached any agreement pursuant to which any substantial portion of the assets or material number of shares of common stock of Mediacom would be sold or otherwise disposed of, and that Mr. Commisso had no current plans to do so.

In the course of reaching the determinations and making the recommendations described above, the special committee considered the following factors to be generally negative or unfavorable in making its determinations and recommendations:

•	the fact that Mediacom’s stockholders, other than Mr. Commisso, will have no ongoing equity participation in Mediacom following the merger, and that Mediacom’s stockholders will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of Mediacom common stock, and will not participate in any potential future sale of the company to a third party or any potential recapitalization of us which could include a dividend to stockholders;

•	that due to the unwillingness of Mr. Commisso to consider any other transaction involving a sale of Mediacom, there was no reason to contact, and in light thereof no attempt was made to contact, third parties that might otherwise consider an acquisition of Mediacom. The special committee recognized that it was possible that a sale process open to all possible bidders might result in a higher sale price than the cash consideration payable in the merger;

•	that Mr. Commisso could realize significant returns on his equity investment in the Surviving Corporation following the merger;

•	the possibility that Mr. Commisso could sell some or all of Mediacom following the Merger to one or more purchasers at a valuation higher than that being paid in the merger;

•	that all funds being used to pay the merger consideration would come from Mediacom’s existing bank credit facilities and that Mr. Commisso was not making any additional equity investment in order to complete the merger; and

•	the provisions in the merger agreement that require Mediacom to reimburse Mr. Commisso’s expenses up to $2.5 million if the merger agreement is terminated other than as a result of a material breach of the merger agreement by Mr. Commisso or Merger Sub.

In the course of reaching the determinations and decisions, and making the recommendations, described above, the special committee considered the following factors relating to the procedural safeguards that the special committee believes were present to ensure the fairness of the merger and to permit the special committee to represent the interests of our unaffiliated stockholders, each of which the special committee believes supports its decision and provides assurance of the fairness of the merger to Mediacom and its unaffiliated stockholders:

•	that the special committee consists solely of outside, non-employee directors;

•	that the compensation to the special committee members for serving on the special committee was in no way contingent on their approving the merger agreement and taking the other actions described in this proxy statement;

•	that the special committee retained and was advised by Simpson Thacher as its independent legal counsel and Barclays Capital as its independent financial advisor;

•	that the special committee, with the assistance of its legal and financial advisors, actively negotiated with Mr. Commisso and his representatives;

•	the fact that the special committee had ultimate authority to decide whether to proceed with a transaction or any alternative transaction, subject to our board of directors’ approval of a definitive transaction agreement;

•	that the special committee, from its inception, was authorized to consider alternative third party transactions arising out of Mr. Commisso’s proposal;

•	the fact that the special committee was aware that it had no obligation to recommend any transaction, including any proposal by Mr. Commisso; and

•	that the special committee made its evaluation of the merger agreement and the merger based upon the factors discussed in this proxy statement, independent of the other members of our board of directors, including Mr. Commisso, and with knowledge of the interests of Mr. Commisso in the merger.

The foregoing discussion of the information and factors considered by the special committee addresses the material factors considered by the special committee in its consideration of the merger agreement. In view of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the special committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual special committee members may have given different weights to factors. The special committee approved the merger agreement and the merger and recommended adoption of the merger agreement based upon the totality of the information presented to and considered by it. The special committee conducted extensive discussions of, among other things, the factors described above, including asking questions of our management and the special committee’s financial and legal advisors, and unanimously determined that the merger is both procedurally and substantively fair to and in the best interests of our unaffiliated stockholders, and to recommend to the board of directors that it approve the merger agreement and the merger.

The special committee did not consider liquidation value in determining the fairness of the merger to Mediacom’s unaffiliated stockholders because of its belief, after consultation with its financial advisors, that liquidation value does not present a meaningful valuation for Mediacom and its business. Mediacom’s value is derived from the cash flows generated from its continuing operations rather than from the value of assets that might be realized in liquidation. Accordingly, the valuation analyses presented by Barclays Capital to the special committee as described in “— Opinion of Financial Advisor to the Special Committee” was based on the operation of Mediacom as a continuing business, and, to that extent, such analyses could be collectively characterized as forms of going concern valuations.

The special committee also did not consider net book value in determining the fairness of the merger to Mediacom’s unaffiliated stockholders because of its belief, after consultation with its financial advisors, that net book value does not present a meaningful valuation metric for Mediacom and its business as Mediacom’s value is derived from the cash flows generated from its continuing operations.

The Board of Directors

Mediacom’s board of directors created the special committee to evaluate and negotiate Mr. Commisso’s proposal for a going private transaction on behalf of Mediacom’s unaffiliated stockholders. The special committee is comprised of two members of Mediacom’s board of directors who are independent under the rules of The NASDAQ Stock Market and who have no relationship with Mr. Commisso or any of his affiliates that Mediacom’s board of directors viewed as undermining the independence of the special committee. On November 12, 2010, Mediacom’s board of directors met to consider the report and recommendation of the special committee. On the basis of the special committee’s recommendation and the factors considered by the special committee as described above, Mediacom’s board of directors (1) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to, and in the best interests of, the unaffiliated stockholders of Mediacom, (2) approved the voting agreement and (3) recommended that Mediacom’s stockholders vote to adopt the merger agreement.

In determining that the merger agreement is advisable and fair to, and in the best interests of, the unaffiliated stockholders of Mediacom and approving the merger agreement and the transactions contemplated thereby, including the merger, and recommending that Mediacom’s stockholders vote for the adoption of the merger agreement, the board of directors considered a number of factors, including the following material factors:

1. The determination and recommendation of the special committee; and

2. The factors considered by the special committee, described above as factors that the special committee viewed as being generally positive or favorable, which the board of directors adopted in determining that the merger agreement is advisable, fair to, and in the best interests of, the unaffiliated stockholders of Mediacom.

The foregoing discussion of the information and factors considered by Mediacom’s board of directors is not intended to be exhaustive, but includes the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, Mediacom’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. These factors generally figured positively or favorably.

Despite the fact that Mediacom’s board of directors did not retain an unaffiliated representative to act solely on behalf of Mediacom’s unaffiliated stockholders for the purposes of negotiating the terms of the merger agreement, the board of directors believes that the merger is procedurally fair because (1) of the independence, absence of conflicts of interest and role and actions of the special committee (permitting them to represent effectively the interests of Mediacom’s unaffiliated stockholders), (2) of the approval of the merger agreement by a majority of the directors who are not employees of Mediacom and (3) the terms of the merger agreement require the approval by the holders of a majority of the outstanding shares of Mediacom Class A common stock, exclusive of shares of Mediacom Class A common stock held by Merger Sub, Mr. Commisso, any of their respective affiliates, any immediate family member of Mr. Commisso or any of the executive officers or directors of Mediacom and its subsidiaries. The board of directors believes that each of these procedural safeguards supports its decision and provides assurance of the fairness of the merger to Mediacom’s unaffiliated stockholders.

Opinion of Financial Advisor to the Special Committee

The special committee engaged Barclays Capital on June 16, 2010 to act as its financial advisor with respect to the proposal received from Mr. Commisso. On November 12, 2010, Barclays Capital rendered its oral opinion (which was subsequently confirmed in writing) to the special committee that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be received by the stockholders of Mediacom (other than Mr. Commisso and his affiliates) is fair, from a financial point of view, to such stockholders.

The full text of Barclays Capital’s written opinion, dated as of November 12, 2010, is attached as Annex B to this Proxy Statement. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays Capital’s opinion, the issuance of which was approved by Barclays Capital’s Fairness Opinion Committee, is addressed to the special committee, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of Mediacom (other than Mr. Commisso and his affiliates) and does not constitute a recommendation to any stockholder of Mediacom as to how such stockholder should vote with respect to the proposed transaction or any other matter. The terms of the proposed transaction were determined through active and lengthy negotiations between Mr. Commisso and the special committee and were unanimously approved by the special committee and Mediacom’s board of directors. Barclays Capital did not recommend any specific form of consideration to the special committee or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays Capital was not requested to address, and its opinion does not in any manner address, the special committee’s, the Mediacom board of directors’ or the management of Mediacom’s underlying business decision to proceed with or effect the proposed transaction. In addition, Barclays Capital expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of Mediacom in the proposed transaction. No limitations were imposed by Mediacom’s special committee, its board of directors or the management of Mediacom upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays Capital, among other things:

•	reviewed and analyzed the merger agreement and the specific terms of the proposed transaction;

•	reviewed and analyzed publicly available information concerning Mediacom that Barclays Capital believed to be relevant to its analysis, including Mediacom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Mediacom furnished to Barclays Capital by Mediacom, including (i) the June Forecast, and (ii) the September Forecast ((i) and (ii) collectively, the “Company Projections”);

•	reviewed and analyzed a trading history of Mediacom common stock from September 30, 2008 to November 10, 2010;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of Mediacom with those of other companies that Barclays Capital deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays Capital deemed relevant;

•	reviewed and analyzed estimates of independent research analysts with respect to the future financial performance of Mediacom;

•	had discussions with the management of Mediacom concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays Capital deemed appropriate.

In arriving at its opinion, Barclays Capital assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information. Barclays Capital also relied upon the assurances of management of Mediacom that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon advice of Mediacom, Barclays Capital assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Mediacom as to Mediacom’s future financial performance. In arriving at its opinion, Barclays Capital assumed no responsibility for and expressed no view as to any such projections or the assumptions on which they were based. In arriving at its opinion, Barclays Capital did not conduct a physical inspection of the properties and facilities of Mediacom and did not make or obtain any evaluations or appraisals of the assets or liabilities of Mediacom. In addition, Barclays Capital was not authorized by the special committee to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Mediacom’s business. Barclays Capital’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of November 12, 2010. Barclays Capital assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after November 12, 2010.

In connection with rendering its opinion, Barclays Capital performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays Capital did not ascribe a specific range of values to the shares of Mediacom common stock but rather made its determination as to fairness, from a financial point of view, to Mediacom’s stockholders (other than Mr. Commisso and his affiliates) of the consideration to be offered to such stockholders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays Capital in preparing its opinion to Mediacom’s special committee. In performing its analyses, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Mediacom or any other parties to the proposed transaction. None of Mediacom, Merger Sub, Barclays Capital or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold. Each of the analyses relating to the value of the business was performed initially using the June Forecast, which was delivered to the special committee on June 29, 2010. Following the delivery, in September 2010, to the special committee of the September Forecast, each of the analyses was performed using the September Forecast. In arriving at its opinion, Barclays Capital considered the results of the analyses under the September Forecast and under the June Forecast.

Historical Share Price Analysis

To illustrate the trend in the historical trading prices of Mediacom common stock, Barclays Capital considered historical data with regard to the trading prices of Mediacom common stock for the period from September 30, 2008 to November 10, 2010.

Barclays Capital noted that during the period from September 30, 2008 to November 10, 2010, the closing price of Mediacom common stock ranged from $2.00 to $7.39.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays Capital reviewed and compared specific financial and operating data relating to Mediacom from the Company Projections with selected companies that Barclays Capital, based on its experience in the cable industry, deemed comparable to Mediacom. The selected comparable companies were:

Cablevision Systems Corporation

Charter Communications, Inc.

Comcast Corporation

Time Warner Cable Inc.

Barclays Capital calculated and compared various financial multiples and ratios of Mediacom and the selected comparable companies. As part of its selected comparable company analysis, Barclays Capital calculated and analyzed each company’s ratio of its enterprise value to certain historical financial criteria including (i) earnings before interest, taxes, depreciation and amortization, or EBITDA, (ii) number of video subscribers, and (iii) levered free cash flow, or LFCF. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents and the present value of the net operating loss carryforwards, if any. All of these calculations were performed on November 10, 2010 and based on publicly available financial data (other than the Mediacom share count and the net operating loss balance which were provided by Mediacom management) and closing prices as of such date, the second to last trading date prior to the delivery of Barclays Capital’s opinion.

Barclays Capital selected the comparable companies listed above because their businesses are reasonably similar to that of Mediacom. However, because of the inherent differences between the business, operations and prospects of Mediacom and those of the selected comparable companies, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Mediacom and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to their capital structures and the differing sizes, growth prospects, profitability levels and degree of operational risk between Mediacom and the companies included in the selected company analysis.

Based upon the judgments discussed above, Barclays Capital assumed the following in its analysis of the Company Projections: (i) a range of 5.5x to 6.5x multiples of fiscal year 2011 EBITDA for Mediacom; (ii) Mediacom has 1.2 million video subscribers as of the end of third quarter period of 2010; (iii) a range of plus and minus 5% from the median enterprise value per subscriber calculated for the selected comparable companies; (iv) a projected fiscal year 2011 LFCF multiple range of 7.8x to 9.5x; and (v) a range of plus and minus 10% from the median ratio of enterprise value to projected fiscal year 2011 LFCF calculated for the selected comparable companies. Barclays Capital applied such assumptions to the Company Projections under the September Forecast and June Forecast, as applicable, to calculate a range of implied prices per share of Mediacom.

EBITDA

Barclays Capital noted that on the basis of the selected comparable company analysis, as applied to determine the ratio of Mediacom’s November 10, 2010 enterprise value to its projected fiscal year 2011 EBITDA, the ranges of implied values per share calculated using each of the September Forecast and the June Forecast were $1.32 to $8.88 and $2.41 to $10.06, respectively, and the transaction consideration of $8.75 per share was within each such range.

Subscribers

Barclays Capital noted that on the basis of the selected comparable company analysis, as applied to determine the ratio of Mediacom’s November 10, 2010 enterprise value to its estimated number of subscribers as of the end of third quarter period of 2010, the ranges of implied values per share calculated using each of the September Forecast and the June Forecast were $10.46 to $15.55 and $10.59 to $15.71, respectively, and the transaction consideration of $8.75 per share was below each such range.

LFCF

Barclays Capital noted that on the basis of the selected comparable company analysis, as applied to determine the ratio of Mediacom’s November 10, 2010 enterprise value to its projected fiscal year 2011 LFCF, (a) the range of implied values per share calculated using the September Forecast was $7.20 to $9.51, and the transaction consideration of $8.75 per share was within such range, and (b) the range of implied values per share calculated using the June Forecast was $9.51 to $12.33, and the transaction consideration of $8.75 per share was below such range.

Discounted Cash Flow Analysis — EBITDA Exit Multiple

In order to estimate the present value of Mediacom common stock, Barclays Capital performed a discounted cash flow analysis of Mediacom relying on a range of terminal value multiples. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Mediacom using the discounted cash flow method, Barclays Capital added (i) Mediacom’s projected after-tax unlevered free cash flows for the fiscal fourth quarter of 2010 and fiscal years 2011 through 2015 based on the Company’s Projections under the September Forecast and the June Forecast, as applicable, and (ii) the “terminal value” of Mediacom as of December 31, 2015, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense and amortization (excluding amortization of purchased intangibles) and subtracting capital expenditures and adjusting for changes in working capital. The residual value of Mediacom at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on selected comparable company analysis for the end of third quarter period of 2010 of 5.5x to 6.5x, which was derived by analyzing the results from the selected comparable company analysis, and applying such range to the Company Projections in the September Forecast or the June Forecast, as applicable. The range of after-tax discount rates of 7.5% to 8.5% was selected based on an analysis of the weighted average cost of capital of Mediacom. Barclays Capital then calculated a range of implied prices per share of Mediacom by subtracting estimated net debt as of the end of third quarter of 2010 in the amount of $3,248 million from the estimated enterprise value using the discounted cash flow method and dividing the result by the fully diluted number of shares of Mediacom common stock.

Based upon the assumptions described above, Barclays Capital applied the 5.5x to 6.5x terminal EBITDA range and the 7.5% to 8.5% range of after-tax discount rates to the Company Projections to calculate a range of implied prices per share of Mediacom. Barclays Capital noted that on the basis of the discounted cash flow analysis, the ranges of implied values per share calculated using each of the September Forecast and the June Forecast were $2.56 to $10.05 and $4.59 to $12.21, respectively, and the transaction consideration of $8.75 per share was within each such range.

Discounted Cash Flow Analysis — Nominal Perpetuity Growth Rate

In order to estimate the present value of Mediacom common stock, Barclays Capital also performed a discounted cash flow analysis of Mediacom relying on a range of nominal perpetuity growth rates.

To calculate the estimated enterprise value of Mediacom using the discounted cash flow method, Barclays Capital added (i) Mediacom’s projected after-tax unlevered free cash flows for the fiscal fourth quarter of 2010 and fiscal years 2011 through 2015 based on the Company’s Projections under the September Forecast and the June Forecast, as applicable, and (ii) the “terminal value” of Mediacom as of December 31, 2015, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense and amortization (excluding amortization of purchased intangibles) and subtracting capital expenditures and adjusting for changes in working capital. The residual value of Mediacom at the end of the forecast period, or “terminal value,” was estimated by selecting a range of nominal perpetuity growth rates of 2.0% to 3.0%. The range of after-tax discount rates of 7.5% to 8.5% was selected based on an analysis of the weighted average cost of capital of Mediacom. Barclays Capital then calculated a range of implied prices per share of Mediacom by subtracting estimated net debt as of the end of third quarter of 2010 in the amount of $3,248 million from the estimated enterprise value using the discounted cash flow method and dividing the result by the fully diluted number of shares of Mediacom common stock.

Based upon the assumptions described above, Barclays Capital applied the 2.0% to 3.0% nominal perpetuity growth rate range and the 7.5% to 8.5% range of after-tax discount rates to the Company Projections to calculate a range of implied prices per share of Mediacom. Barclays Capital noted that on the basis of the discounted cash flow analysis (a) the range of implied values per share calculated using the September Forecast was $6.42 to $23.95, and the transaction consideration of $8.75 per share was within such range, and (b) the range of implied values per share calculated using the June Forecast was $9.34 to $27.84, and the transaction consideration of $8.75 per share was below such range.

Leveraged Acquisition Analysis

Barclays Capital performed a leveraged acquisition analysis in order to ascertain a price for Mediacom common stock which might be achieved in a leveraged buyout transaction by a financial buyer using a debt capital structure based upon current market conditions. Barclays Capital assumed the following in its analysis: (i) the consummation of an exit transaction by the financial buyer in 2015; (ii) utilization of net operating loss carryforwards in accordance with section 382 of the Internal Revenue Code of 1986, as amended, with remaining net operating loss carryforwards in 2015 included in the valuation of Mediacom upon consummation of the transaction; (iii) a debt capital structure of Mediacom comprised of $2.742 billion in debt; (iv) an equity investment in the amount of $968 million in the case of the September Forecast, and $1,072 million in the case of the June Forecast; (v) a projected EBITDA terminal value multiple of 5.5x, 6.0x or 6.5x; (vi) a required internal rate of return of 15.0%, 17.5% or 20.0%; and (vii) a tax rate of 37.5%.

Based upon the assumptions described above, Barclays Capital applied the 5.5x to 6.5x terminal EBITDA range and the 15.0% to 20.0% range of required internal rate of return to the Company Projections to calculate a range of implied prices per share of Mediacom. Barclays Capital noted that on the basis of the leveraged acquisition analysis, the ranges of implied values per share calculated using each of the September Forecast and the June Forecast were $0.00 to $6.00 and $1.05 to $7.74, respectively, and the transaction consideration of $8.75 per share was above each such range.

Levered Paydown Analysis

As a further analysis in estimating the present value of Mediacom common stock, Barclays Capital performed a levered paydown analysis using the Company Projections under the September Forecast and the June Forecast. Barclays Capital assumed the following in its analysis: (i) a tax rate of 37.5%; (ii) all free cash flow is used to pay down debt; and (iii) EBITDA growth of 2.1% from 2016 through 2022, based on management of Mediacom’s growth assumption in its NOL usage schedule, whereas from 2010 through 2015, EBITDA was assumed to equal the respective estimates in the September Forecast or June Forecast, as applicable.

2010-2015

Barclays Capital applied an EBITDA multiple of 5.9x (the average of certain comparable companies’ NOL-adjusted enterprise value divided by EBITDA for 2011) to the EBITDA projected by management of Mediacom under the September Forecast and the June Forecast for each of the years 2010 through 2015 to estimate Mediacom’s enterprise value as of December 31 of each such year. Barclays Capital then assumed that all free cash flow projected by management of Mediacom is used to pay down debt and estimated Mediacom’s net debt as of December 31 of each such year. Barclays Capital estimated Mediacom’s equity value at the end of each such year by starting with the applicable estimated enterprise value, subtracting the value of net debt estimated for such year and adding the value of net operating loss carryforwards estimated to be available to Mediacom on each such date. The resulting total equity value was divided by the fully diluted number of shares of Mediacom common stock to calculate the per share value at December 31 of each such year. Barclays Capital discounted the per share value calculated as of December 31 of each year to its present value using both a 15.0% discount rate and a 12.0% discount rate and then calculated (i) the average of the present values of the per share values for 2010 through 2015 at the 15.0% discount rate and (ii) the average of the present values of the per share values for 2010 through 2015 at the 12.0% discount rate.

Barclays Capital noted that on the basis of the 2010-2015 levered paydown analysis, (a) the range of implied values per share calculated using the September Forecast was $7.97 to $8.67, and the transaction consideration of $8.75 per share was above such range, and (b) the range of implied values per share calculated using the June Forecast was $9.88 to $10.73, and the transaction consideration of $8.75 per share was below such range.

2010-2022

Barclays Capital applied an EBITDA multiple of 5.9x (the average of certain comparable companies’ NOL-adjusted enterprise value divided by EBITDA for 2011) to the EBITDA projected by management of Mediacom under the September Forecast and the June Forecast for each of the years 2010 through 2015 and the EBITDA assumed for each of the years 2016 through 2022, based on management of Mediacom’s projected EBITDA for 2015 and an assumed annual growth rate of EBITDA of 2.1%, as described above, to estimate Mediacom’s enterprise value as of December 31 of each such year. Barclays Capital then assumed that all free cash flow projected by management of Mediacom is used to pay down debt and estimated Mediacom’s net debt as of December 31 of each such year. Barclays Capital estimated Mediacom’s equity value at the end of each such year by starting with the applicable estimated enterprise value, subtracting the value of net debt estimated for such year and adding the value of net operating loss carryforwards estimated to be available to Mediacom on each such date. The resulting total equity value was divided by the fully diluted number of shares of Mediacom common stock to calculate the per share value at December 31 of each such year. Barclays Capital discounted the per share value calculated as of December 31 of each year to its present value using both a 15.0% discount rate and a 12.0% discount rate and then calculated (i) the average of the present values of the per share values for 2010 through 2022 at the 15.0% discount rate and (ii) the average of the present values of the per share values for 2010 through 2022 at the 12.0% discount rate.

Barclays Capital noted that on the basis of the 2010-2022 levered paydown analysis, the ranges of implied values per share calculated using each of the September Forecast and the June Forecast were $9.13 to $10.95 and $10.72 to $12.80, respectively, and the transaction consideration of $8.75 per share was below each such range.

Research Analyst Price Targets

Barclays Capital reviewed the publicly available price targets for Mediacom published by independent equity research analysts associated with various Wall Street firms in order to calculate the implied equity value per share range for Mediacom. The independent equity research analyst target prices ranged from $5.00 to $10.00 per share. Barclays Capital noted that the transaction consideration of $8.75 per share was within the range of implied values per share calculated using both the September Forecast and the June Forecast.

General

Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Mediacom’s special committee selected Barclays Capital because of its familiarity with Mediacom and Barclays Capital’s qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally.

Barclays Capital is acting as financial advisor to the special committee in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, Mediacom paid Barclays Capital a fee of $500,000 upon execution of Barclays Capital’s engagement letter with Mediacom and $1 million upon the delivery of Barclays Capital’s opinion. Additional compensation of $2 million will be payable on completion of the proposed transaction. In addition, Mediacom has agreed to reimburse Barclays Capital for its reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays Capital for certain liabilities that may arise out of its engagement by Mediacom and the rendering of Barclays Capital’s opinion. Barclays Capital has performed investment banking services for Mediacom in the past, and may perform such services for Mediacom in the future, and has received, and expects to receive, customary fees for such services. Specifically, since 2008, Barclays Capital has received approximately $3 million in fees from Mediacom and its affiliates in connection with its services as acting as financial advisor to a special committee of Mediacom’s board of directors in connection with the Morris transaction.

Barclays Capital and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays Capital and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Mediacom and its affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger

Under SEC rules, Mr. Commisso and Merger Sub are required to provide certain information regarding their position as to the substantive and procedural fairness of the merger to the common stockholders of Mediacom (other than the RBC Stockholders). The RBC Stockholders are making the statements included in this section solely for purposes of complying with such requirements. The RBC Stockholders’ views as to the fairness of the merger should not be construed as a recommendation to any stockholder as to how that stockholder should vote on the proposal to adopt the merger agreement.

The RBC Stockholders did not participate in the deliberations of Mediacom’s board of directors regarding, and did not receive advice from the special committee’s legal or financial advisors as to, the fairness of the merger. Merger Sub engaged J.P. Morgan and BofA Merrill Lynch as its financial advisors to provide certain financial advisory services in connection with a potential transaction involving Mediacom. Neither J.P. Morgan nor BofA Merrill Lynch was asked to deliver and neither has delivered an opinion to any of the RBC Stockholders, the special committee or Mediacom’s board of directors as to the fairness, from a financial point of view or otherwise, of the merger consideration to be paid or received, as the case may be, in connection with the merger. J.P. Morgan’s and BofA Merrill Lynch’s November 12, 2010 presentation does not constitute a recommendation to Mediacom’s unaffiliated stockholders with respect to the merger consideration or as to whether any such stockholder should vote to adopt the merger agreement. The RBC Stockholders believe that the merger consideration is substantively fair to the unaffiliated stockholders of Mediacom based on the following factors:

•	Mr. Commisso’s view that recent market developments, including rising programming costs and retransmission consent fees, the uncertainty regarding the Federal Communications Commission’s possible regulation of the broadband internet business, increased competition, the reduction in the number of subscribers across the pay television industry as a whole, and reliance on highly competitive broadband internet and voice services businesses for future growth, pose substantial risks to Mediacom’s business or operations.

•	The relationship between the merger consideration and both the current and historical market prices for our Class A common stock, including the fact that the consideration to be paid in the merger (i) represents a 28% premium over the closing price ($6.86) of a share of our Class A common stock on The NASDAQ Global Select Market on November 12, 2010, the last trading day before the public announcement of the execution of the merger agreement; (ii) represents a 64% premium over the closing price ($5.33) of a share of our Class A common stock on The NASDAQ Global Select Market on May 28, 2010, the last trading day before the public announcement of Mr. Commisso’s initial proposal to take Mediacom private; (iii) represents a 20% premium over the highest trading price ($7.30) for a share of our Class A common stock for the 52-week period ending on May 28, 2010; (iv) represents a 127% premium over the lowest trading price ($3.85) for a share of our Class A common stock for the 52-week period ending on May 28, 2010; and (v) is higher than the highest reported sales price for a share of our Class A common stock during any day on which our stock was traded since August 2007.

•	The merger consideration of $8.75 per share represents an approximate 35% premium to the negotiated price of approximately $6.50 per share for the 28,309,674 shares of our Class A common stock acquired by Mediacom in the Morris transaction.

•	The consideration to be paid to the unaffiliated stockholders in the merger is all cash, thus eliminating any uncertainty in valuing the consideration to be received by such stockholders.

•	The analyses contained in the report prepared and presented by J.P. Morgan and BofA Merrill Lynch to Mr. Commisso on November 12, 2010, at the request of Merger Sub. Although J.P. Morgan and BofA Merrill Lynch did not prepare these financial analyses to support a determination that the merger consideration is fair, from a financial point of view or otherwise, to any person (including the RBC Stockholders and the unaffiliated stockholders of Mediacom), these financial analyses were among the many factors considered by Mr. Commisso and Merger Sub in reaching their determination that the merger consideration is substantively fair to the unaffiliated stockholders of Mediacom. A summary of the November 12, 2010 presentation and certain other information regarding J.P. Morgan and BofA Merrill Lynch and their engagement is set forth in “— Financial Analyses of J.P. Morgan and BofA Merrill Lynch.”

•	The merger will provide liquidity without incurring brokerage and other costs typically associated with market sales for the unaffiliated stockholders whose ability to sell shares of our common stock is adversely effected by the historically low trading volume of the shares.

The RBC Stockholders believe that, even though Mediacom’s board of directors did not retain an unaffiliated representative to act solely on behalf of Mediacom’s unaffiliated stockholders for purposes of negotiating the terms of the merger agreement, the merger is procedurally fair to the unaffiliated stockholders based on the following factors:

•	Mediacom’s board of directors established a special committee of independent directors to negotiate with Mr. Commisso, which consists of directors who are not officers, employees or controlling stockholders of Mediacom, or affiliated with the RBC Stockholders. The RBC Stockholders believe that the special committee was therefore able to represent the interests of the unaffiliated stockholders without the potential conflicts of interest that the foregoing relationships would otherwise have presented.

•	The special committee retained its own nationally recognized legal advisor, which the special committee determined had no relationship creating a potential conflict.

•	The special committee retained its own internationally recognized financial advisor, which, in the special committee’s view, does not have any relationships that would compromise its independence.

•	The special committee and its advisors conducted an extensive due diligence investigation of Mediacom before commencing negotiations, which the RBC Stockholders believe provided the special committee and its advisors with the information necessary to effectively represent the interests of the unaffiliated stockholders.

•	The RBC Stockholders did not participate in or have any influence over the conclusions reached by the special committee or the negotiating positions of the special committee.

•	The merger was approved unanimously by the special committee, which determined that the merger agreement is advisable and fair to, and in the best interests of, the unaffiliated stockholders of Mediacom.

•	The board of directors recommended that the unaffiliated stockholders vote to adopt the merger agreement. The action by the board of directors included a separate approval of the merger agreement, the voting agreement and the merger by a majority of the directors of Mediacom who are not employees of Mediacom, including the members of the special committee. In addition, Mr. Commisso was not part of the board of directors’ deliberation of the merger agreement.

•	The special committee received an opinion from Barclays Capital to the effect that, as of the date of the opinion and based upon and subject to the assumptions and limitations set forth therein, the cash merger consideration of $8.75 per share to be received by the holders of Mediacom common stock (other than Mr. Commisso and his affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such stockholders, which stockholders include all of Mediacom’s unaffiliated stockholders. Barclay Capital’s opinion is attached to this proxy statement as Annex B.

•	The merger consideration and other terms and conditions of the merger agreement were the result of active and lengthy negotiations between Mr. Commisso and the special committee and their respective financial and legal advisors.

•	The special committee was deliberate in its process, taking approximately five months to analyze and evaluate Mr. Commisso’s proposal and to negotiate with Mr. Commisso the terms of the proposed merger, ultimately resulting in a more than 46% increase in the merger consideration to be paid in connection with the merger over that initially proposed by Mr. Commisso.

•	The merger is subject to the approval of the holders of a majority of the outstanding shares of Mediacom Class A common stock, exclusive of shares of Mediacom Class A common stock held by Merger Sub, Mr. Commisso, any of their respective affiliates, any immediate family member of Mr. Commisso or any of the executive officers or directors of Mediacom and its subsidiaries.

•	There is no termination fee payable by Mediacom to Mr. Commisso or Merger Sub under any circumstance, although Mediacom may have to reimburse the RBC Stockholders for up to $2.5 million of their expenses in connection with the merger if the merger agreement is terminated for any reason other than a material breach of the merger agreement by a RBC Stockholder.

•	In certain circumstances prior to obtaining stockholder approval, Mediacom is permitted to furnish information to and participate in discussions or negotiations with persons making acquisition proposals for Mediacom and the special committee is permitted to withdraw or modify its recommendation of the merger agreement.

•	Stockholders of Mediacom (other than the RBC Stockholders) who do not vote in favor of the adoption of the merger agreement and who comply with certain procedural requirements would be entitled, upon completion of the merger, to exercise statutory appraisal rights under Delaware law, which allows stockholders to have the fair value of their shares determined by the Delaware Chancery Court and paid to them in cash. See “— Appraisal Rights of Stockholders.”

The RBC Stockholders did not consider Mediacom’s net book value or liquidation value in their evaluation of the fairness of the merger to the unaffiliated stockholders of Mediacom because the RBC Stockholders did not believe that Mediacom’s net book value or liquidation value were material or relevant to a determination of the substantive fairness of the merger. The RBC Stockholders did not believe that Mediacom’s net book value was material to their conclusion regarding the substantive fairness of the merger because, in their view, net book value is not indicative of Mediacom’s market value since it is a purely historical measurement of financial position in accordance with U.S. generally accepted accounting principles (“GAAP”) and is not forward-looking or wholly based on fair value. The RBC Stockholders did not consider the liquidation value of Mediacom to be a relevant valuation methodology because liquidation was not an acceptable option to the RBC Stockholders, who are the controlling stockholders of Mediacom. In addition, the RBC Stockholders believe that the trading price of shares of Mediacom’s Class A common stock represents the best available indication of Mediacom’s going concern valuation and that the merger consideration is fair to Mediacom’s unaffiliated stockholders relative to such value. The RBC Stockholders are not aware of any firm offer during the last two years for Mediacom, therefore no comparison to any such firm offer was made.

The RBC Stockholders did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching their conclusion as to the fairness of the merger. Rather, their fairness determination was made after consideration of all of the foregoing factors as a whole.

Financial Analyses of J.P. Morgan and BofA Merrill Lynch

Merger Sub retained J.P. Morgan and BofA Merrill Lynch in June 2010 as its financial advisors in connection with a potential transaction involving Mediacom. In selecting J.P. Morgan and BofA Merrill Lynch as its financial advisor, Merger Sub considered primarily J.P. Morgan and BofA Merrill Lynch’s qualifications and knowledge of the business affairs of Mediacom and the cable industry generally, as well as the reputation of each as an internationally recognized investment banking firm with substantial experience in transactions similar to the merger.

At the request of Merger Sub, J.P. Morgan and BofA Merrill Lynch prepared and presented to Mr. Commisso on November 12, 2010 a presentation (the “Presentation”), and answered related questions.

Neither J.P. Morgan nor BofA Merrill Lynch was asked to deliver and neither has delivered an opinion to any of the RBC Stockholders, the special committee or Mediacom’s board of directors as to the fairness, from a financial point of view or otherwise, of the consideration to be paid or received, as the case may be, in connection with the merger. J.P. Morgan and BofA Merrill Lynch did not prepare the Presentation for the benefit of any party (including any of Mediacom’s unaffiliated stockholders, the special committee or the board of directors of Mediacom) apart from Merger Sub. Neither J.P. Morgan nor BofA Merrill Lynch determined or recommended the consideration of $8.75 per share to be paid in the merger, which was determined by negotiation between Mr. Commisso and the special committee and approved by the board of directors of Mediacom. The Presentation does not constitute a recommendation or support a recommendation to Mediacom’s unaffiliated stockholders with respect to any particular offer price for the shares not held by the RBC Stockholders. J.P. Morgan and BofA Merrill Lynch also did not prepare the Presentation to support a determination that the offer price is fair, from a financial point of view or otherwise, to either the RBC Stockholders or Mediacom’s unaffiliated stockholders.

THE FULL TEXT OF THE PRESENTATION OF J.P. MORGAN AND BOFA MERRILL LYNCH HAS BEEN FILED AS AN EXHIBIT TO ITEM 16 TO THE SCHEDULE 13E-3 FILED WITH THE SEC IN CONNECTION WITH THE MERGER AND IS INCORPORATED HEREIN BY REFERENCE. COPIES OF THE PRESENTATION MAY BE OBTAINED FROM THE SEC. SEE “ADDITIONAL INFORMATION” BEGINNING ON PAGE 77. YOU ARE URGED TO, AND SHOULD, READ THE PRESENTATION IN ITS ENTIRETY. THE PRESENTATION DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD VOTE IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT.

J.P. Morgan and BofA Merrill Lynch were provided with two sets of financial projections as part of the due diligence process in connection with the merger: (a) the June Forecast prepared by Mediacom’s management (excluding Mr. Commisso), as approved by Merger Sub for use by J.P. Morgan and BofA Merrill Lynch, provided to J.P. Morgan and BofA Merrill Lynch in July 2010, and (b) the September Forecast prepared by Mediacom’s management (excluding Mr. Commisso), as approved by Merger Sub for use by J.P. Morgan and BofA Merrill Lynch, provided to J.P. Morgan and BofA Merrill Lynch in September 2010. For the purposes of the Presentation, J.P. Morgan and BofA Merrill Lynch considered both the June Forecast and the September Forecast. The summary of the June Forecast and the September Forecast included in this proxy statement (see “— Projected Financial Information”) uses rounded numbers. For purposes of the Presentation, J.P. Morgan and BofA Merrill Lynch used the actual numbers contained in the June Forecast and the September Forecast received by them.

In providing financial advice and preparing the Presentation, J.P. Morgan and BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information concerning Mediacom and the industry in which the business operates;

•	reviewed Mediacom’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2010 and annual report on Form 10-K for the fiscal year ended December 31, 2009;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions J.P. Morgan and BofA Merrill Lynch deemed relevant;

•	compared the financial and operating performance of Mediacom with publicly available information concerning certain other companies J.P. Morgan and BofA Merrill Lynch deemed relevant;

•	analyzed equity research analysts’ price targets for Mediacom’s Class A common stock;

•	analyzed equity research analysts’ financial projections for Mediacom;

•	reviewed the June Forecast and the September Forecast;

•	performed a discounted cash flow analysis with respect to Mediacom; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan and BofA Merrill Lynch deemed appropriate during the course of providing financial advice and preparing the Presentation.

The following is a summary of the material financial analyses presented by J.P. Morgan and BofA Merrill Lynch to Mr. Commisso on November 12, 2010. This summary does not purport to be, and is not, a complete description of the financial analyses or data undertaken, performed or presented by J.P. Morgan and BofA Merrill Lynch.

Comparable Publicly Traded Companies Analysis

J.P. Morgan and BofA Merrill Lynch compared Mediacom to the following other cable operators: Cablevision Systems Corporation (“Cablevision”), Comcast Corporation (“Comcast”), Charter Communications, Inc. (“Charter”) and Time Warner Cable Inc. (“Time Warner Cable”). Although none of the selected companies is directly comparable to Mediacom, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to the operations of Mediacom. However, J.P. Morgan and BofA Merrill Lynch consider Cablevision to be less comparable to Mediacom due to Cablevision’s significantly superior subscriber and operating metrics.

J.P. Morgan and BofA Merrill Lynch applied a range of multiples of adjusted cable firm value (calculated as total firm value less the value of unconsolidated investments, less the value of non-cable assets and less the present value of the expected tax shield from the future usage of net operating loss (“NOL”) carryforwards (based on equity research analyst estimates available to them as of November 12, 2010)) to estimated 2011 EBITDA of each publicly traded peer’s cable business (after deduction of stock-based compensation), which range of multiples was 4.9x-5.9x for Mediacom’s comparable companies, with the minimum corresponding to Comcast’s multiple and the maximum (excluding Cablevision) corresponding to Charter’s multiple. This analysis indicated implied per share values for Mediacom within a range of negative $1.51 to positive $5.70 using the June Forecast and negative $2.85 to positive $4.27 using the September Forecast. The firm value for Mediacom was calculated by J.P. Morgan and BofA Merrill Lynch, for the purposes of each of their analyses described herein, by adjusting for the present value of the expected tax shield from the usage of NOL carryforwards as calculated based upon the June Forecast and September Forecast, respectively. J.P. Morgan and BofA Merrill Lynch also noted that based on Cablevision’s multiple of 7.0x, the highest among the publicly traded cable companies, the implied per share value of Mediacom would be $13.77 using the June Forecast and $12.22 using the September Forecast. J.P. Morgan and BofA Merrill Lynch noted that, assuming that the ability to utilize Mediacom’s NOL carryforwards annually would be limited under Section 382 of the Internal Revenue Code (the “Code”) due to a change in control following the acquisition of the shares of Mediacom not owned by the RBC Stockholders, the value of the tax shield from the usage of NOL carryforwards would be lower and would indicate implied per share values for Mediacom, using the range of multiples of 4.9x-5.9x for Mediacom’s comparable companies (excluding Cablevision), within a range of negative $3.35 to positive $3.93 using the June Forecast and negative $4.42 to positive $2.71 using the September Forecast, and, using Cablevision’s multiple of 7.0x, of $12.07 using the June Forecast and $10.77 using the September Forecast.

J.P. Morgan and BofA Merrill Lynch applied a range of multiples of adjusted equity value (calculated as equity value less the present value of the tax shield from the future usage of NOL carryforwards) to estimated 2011 fully-taxed levered free cash flow (calculated as levered free cash flow adjusted to assume the full payment of taxes), which range of multiples was 5.9x-9.6x for Mediacom’s comparable companies, with the minimum corresponding to Charter’s multiple and the maximum (excluding Cablevision) corresponding to Comcast’s multiple. This analysis indicated implied per share values for Mediacom within a range of $11.93 to $16.24 using the June Forecast and $10.10 to $13.57 using the September Forecast. J.P. Morgan and BofA Merrill Lynch also noted that based on Cablevision’s multiple of 9.6x, the highest among the publicly traded cable companies, the implied per share value of Mediacom would be $16.27 using the June Forecast and $13.59 using the September Forecast. J.P. Morgan and BofA Merrill Lynch noted that, assuming that the ability to utilize Mediacom’s NOL carryforwards annually would be limited under Section 382 of the Code due to a change in control following the acquisition of the shares of Mediacom not owned by the RBC Stockholders, the value of the tax shield from the usage of NOL carryforwards would be lower and would indicate implied per share values for Mediacom, using the range of multiples of 5.9x-9.6x for Mediacom’s comparable companies (excluding Cablevision), within a range of $10.22 to $14.54 using the June Forecast and $8.65 to $12.12 using the September Forecast, and, using Cablevision’s multiple of 9.6x, of $14.57 using the June Forecast and $12.15 using the September Forecast.

J.P. Morgan and BofA Merrill Lynch applied a range of multiples of adjusted cable firm value (as defined above) to estimated 2011 cable EBITDA (after deduction of stock-based compensation) less estimated 2011 cable capital expenditures, which range of multiples was 7.2x-10.5x for Mediacom’s comparable companies, with the minimum corresponding to Comcast’s multiple and the maximum corresponding to Charter’s multiple. This analysis indicated implied per share values for Mediacom within a range of negative $7.17 to positive $8.30 using the June Forecast and negative $9.40 to positive $5.45 using the September Forecast. J.P. Morgan and BofA Merrill Lynch also noted that, assuming that the ability to utilize Mediacom’s NOL carryforwards annually would be limited under Section 382 of the Code due to a change in control following the acquisition of the shares of Mediacom not owned by the RBC Stockholders, the value of the tax shield from the usage of NOL carryforwards would be lower and would indicate implied per share values for Mediacom, using the range of multiples of 7.2x-10.5x for Mediacom’s comparable companies, within a range of negative $9.02 to positive $6.57 using the June Forecast and negative $10.97 to positive $3.93 using the September Forecast.

J.P. Morgan and BofA Merrill Lynch applied a range of multiples of adjusted cable firm value (as defined above) to revenue generating units (“RGU”) as of September 30, 2010, which range of multiples was $1,053 per RGU to $1,205 per RGU for Mediacom’s comparable companies, with the minimum corresponding to Comcast’s multiple and the maximum (excluding Cablevision) corresponding to Charter’s multiple. This analysis indicated implied per share values for Mediacom within a range of $4.35 to $10.53. J.P. Morgan and BofA Merrill Lynch also noted that based on Cablevision’s multiple of $1,440 per RGU, the highest among the publicly traded cable companies, the implied per share value of Mediacom would be $19.84. J.P. Morgan and BofA Merrill Lynch also noted that, assuming that the ability to utilize Mediacom’s NOL carryforwards annually would be limited under Section 382 of the Code due to a change in control following the acquisition of the shares of Mediacom not owned by the RBC Stockholders, the value of the tax shield from the usage of NOL carryforwards would be lower and would indicate implied per share values for Mediacom, using the range of multiples of $1,053 per RGU to $1,205 per RGU for Mediacom’s comparable companies (excluding Cablevision), within a range of $2.79 to $9.08, and, using Cablevision’s multiple of $1,440 per RGU, of $18.40.

J.P. Morgan and BofA Merrill Lynch applied a range of multiples of adjusted cable firm value (as defined above) to basic subscribers (“sub”) as of September 30, 2010, which range of multiples was $3,101 per sub to $3,357 per sub for Mediacom’s comparable companies, with the minimum corresponding to Comcast’s multiple and the maximum (excluding Cablevision) corresponding to Charter’s multiple. This analysis indicated implied per share values for Mediacom within a range of $10.90 to $14.90. J.P. Morgan and BofA Merrill Lynch also noted that based on Cablevision’s multiple of $4,892 per sub, the highest among the publicly traded cable companies, the implied per share value of Mediacom would be $38.71. J.P. Morgan and BofA Merrill Lynch also noted that, assuming that the ability to utilize Mediacom’s NOL carryforwards annually would be limited under Section 382 of the Code due to a change of control following the acquisition of the shares of Mediacom not owned by the RBC Stockholders, the value of the tax shield from the usage of NOL carryforwards would be lower and would indicate implied per share values for Mediacom, using the range of multiples of $3,101 per sub to $3,357 per sub for Mediacom’s comparable companies (excluding Cablevision), within a range of $9.45 to $13.45, and, using Cablevision’s multiple of $4,892 per sub, of $37.26.

Discounted Cash Flow Analysis

J.P. Morgan and BofA Merrill Lynch conducted a discounted cash flow (“DCF”) analysis of Mediacom. A DCF analysis is a method used to derive an implied total firm value and equity value of a business by calculating the “present value” of the estimated future unlevered after-tax free cash flows of the business. The term unlevered as used in this analysis means that no adjustment has been made for interest expenses. The present value is obtained by discounting both (i) the estimated unlevered after-tax free cash flows of the business over the period for which estimates are available, referred to as the estimate period and (ii) a “terminal value” for the business as of the end of the estimate period, using a selected discount rate intended to reflect an estimate of the average cost of capital for the business. The terminal value refers to the implied value of all future cash flows from a business from the end of the estimate period to perpetuity, calculated by (a) projecting an amount of terminal free cash flow using a perpetuity growth rate and (b) dividing the terminal free cash flow by a percentage equal to the discount rate minus the perpetuity growth rate. It also includes the present value of the estimated future tax savings from the utilization of Mediacom’s NOL carryforwards.

J.P. Morgan and BofA Merrill Lynch performed this analysis using both the June Forecast and September Forecast for 2010 through 2015. J.P. Morgan and BofA Merrill Lynch calculated a terminal value based on the perpetuity growth method using a 2% perpetuity growth rate. The unlevered free cash flows were discounted to present value (assuming a September 30, 2010 valuation date) using discount rates of 8% to 9%. The other principal assumptions upon which J.P. Morgan and BofA Merrill Lynch based its DCF analysis are set forth in the full text of the Presentation, which is attached as Exhibit (c)(3) to the Schedule 13E-3 filed with the SEC in connection with the merger. J.P. Morgan and BofA Merrill Lynch calculated per share equity values by first determining a range of total firm values of Mediacom by adding the present values of the after-tax unlevered free cash flows (excluding any tax savings from the utilization of Mediacom’s NOL carryforwards) and terminal values for each perpetuity growth rate and discount rate combination, then subtracting from the total firm value the net debt as of September 30, 2010 (which is total debt minus cash) of Mediacom, then adding the present value of the estimated future tax savings from the utilization of Mediacom’s NOL carryforwards, and dividing those amounts by the number of fully diluted shares of Mediacom using the treasury stock method. This analysis yielded implied per share equity value reference ranges for Mediacom of $4.88 to $11.66 using the June Forecast and $2.19 to $8.88 using the September Forecast. J.P. Morgan and BofA Merrill Lynch also noted that, assuming that the usage of Mediacom’s NOL carryforwards would be limited by Section 382 of the Code due to a change in control following the acquisition of the shares of Mediacom not owned by the RBC Stockholders, this analysis yielded implied per share equity value reference ranges for Mediacom of $3.07 to $9.96 using the June Forecast and $0.62 to $7.41 using the September Forecast.

Premium Summary of Minority Buy-In Transactions

For reference purposes only, J.P. Morgan and BofA Merrill Lynch reviewed completed transactions since July 2001 involving the acquisition of all outstanding shares of target companies by a stockholder holding either 30% or more of economic shares or a majority of voting power prior to the transaction and reported: (i) the premiums implied by the median and mean final offer premiums over the closing price one day prior to the first offer made in the transaction were 33% and 39%, respectively (below the 64% premium implied by Mr. Commisso’s offer of $8.75 per share over the closing price of $5.33 per share on May 28, 2010, the last trading day before the public announcement of Mr. Commisso’s initial offer of $6.00 per share), (ii) the premiums implied by the median and mean final offer premiums over the average closing price for the 6-month period ending one day prior to the first offer made in the transaction were 27% and 32% (below the 69% premium implied by Mr. Commisso’s offer of $8.75 per share over the average closing price of $5.18 for the 6-month period ending on May 28, 2010, the last trading day before the public announcement of Mr. Commisso’s initial offer of $6.00 per share), respectively, and (iii) the premiums implied by the mean and median final offer premiums over the average closing price for the 1-year period ending one day prior to the first offer made in the transaction were 22% and 23%, respectively (below the 69% premium implied by Mr. Commisso’s offer of $8.75 per share over the average closing price of $5.18 for the 1-year period ending on May 28, 2010, the last trading day before the public announcement of Mr. Commisso’s initial offer of $6.00 per share). J.P. Morgan and BofA Merrill Lynch noted that applying these premiums to the corresponding prices for Mediacom for the period ending May 28, 2010 (the last trading day prior to Mr. Commisso’s initial offer of $6.00 per share on May 31, 2010), implied a per share equity value reference range for

Mediacom of $6.32 to $7.41. J.P. Morgan and BofA Merrill Lynch also noted that, adjusting such implied per share equity values for Mediacom for the average appreciation in publicly traded cable company share prices between May 28, 2010 and November 10, 2010, would result in the high end of the per share equity value reference range being increased to $8.46.

Equity Research Analysts’ Price Targets

For reference purposes only, J.P. Morgan and BofA Merrill Lynch noted that equity research analyst reports available to J.P. Morgan and BofA Merrill Lynch on November 12, 2010 (from May 7, 2010 to November 9, 2010) had established price targets for Mediacom’s shares ranging from $5.00 to $10.00 per share. For reference purposes only, J.P. Morgan and BofA Merrill Lynch also noted that prior to Mr. Commisso’s initial offer of $6.00 per share on May 31, 2010, equity research analyst reports available to J.P. Morgan and BofA Merrill Lynch on June 1, 2010 (from May 7, 2010 to June 1, 2010) had established price targets for the shares ranging from $4.00 to $8.00 per share.

Miscellaneous

No company or transaction reviewed by J.P. Morgan and BofA Merrill Lynch in the Presentation is identical to Mediacom or the proposed merger, as the case may be. Accordingly, the values of such companies or transactions, as the case may be, should not be construed as illustrative of a value for Mediacom or the shares of Mediacom.

J.P. Morgan and BofA Merrill Lynch’s advice was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan and BofA Merrill Lynch as of, the date of the Presentation. In connection with their financial advisory services, including the Presentation, J.P. Morgan and BofA Merrill Lynch relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to J.P. Morgan and BofA Merrill Lynch or otherwise reviewed by J.P. Morgan and BofA Merrill Lynch, and have not assumed any responsibility or liability therefor. With respect to the June Forecast and the September Forecast, J.P. Morgan and BofA Merrill Lynch assumed that they had been reasonably prepared on bases reflecting the best then currently available estimates and good faith judgments of the management of Mediacom as to the future financial performance of Mediacom.

Neither J.P. Morgan nor BofA Merrill Lynch was asked to make, and neither has assumed responsibility for making, any independent evaluation of Mediacom, and did not verify and has not assumed any responsibility for making any independent verification of the information J.P. Morgan and BofA Merrill Lynch reviewed. In addition, neither J.P. Morgan nor BofA Merrill Lynch conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to J.P. Morgan or BofA Merrill Lynch. J.P. Morgan and BofA Merrill Lynch also assumed that there have been no material changes in Mediacom’s condition, results of operations, business or prospects since the date of the most recent financial statements made available to J.P. Morgan and BofA Merrill Lynch and neither J.P. Morgan nor BofA Merrill Lynch has any obligation to update, revise or reaffirm the Presentation. J.P. Morgan and BofA Merrill Lynch based their analyses on assumptions that they deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The June Forecast and September Forecast used in or underlying J.P. Morgan and BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values or results may be higher or lower than those indicated in the June Forecast, the September Forecast, or J.P. Morgan and BofA Merrill Lynch’s analyses. Accordingly, the financial forecasts used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be J.P. Morgan’s or BofA Merrill Lynch’s view of the actual value of Mediacom. Moreover, J.P. Morgan and BofA Merrill Lynch’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

J.P. Morgan and its affiliates comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing, and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively invest in or trade debt and equity securities or other financial instruments (including derivatives, bank loans or other obligations) of Mediacom and its affiliates for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments. Merger Sub has agreed to pay J.P. Morgan as compensation for its services as financial advisor in connection with the merger an aggregate fee of $2 million, all of which is contingent and payable upon the completion of the merger. In addition, Merger Sub has agreed to reimburse J.P. Morgan for certain expenses incurred in connection with such services and to indemnify J.P. Morgan and its affiliates and their respective officers, directors, agents and employees for certain liabilities arising out of its engagement. During the preceding two years, J.P. Morgan and its affiliates have provided certain investment banking, commercial banking and other financial services to Mediacom and its affiliates for customary compensation, including acting as bookrunner in connection with an offering of senior notes by Mediacom LLC, an affiliate of Mediacom, in August 2009. In addition, on an ongoing basis, certain affiliates of J.P. Morgan act as agent bank and lender under certain credit facilities of certain affiliates of Mediacom and provide cash management and other treasury and security services to Mediacom and its affiliates, for which such J.P. Morgan affiliates receive customary compensation. J.P. Morgan and its affiliates have received aggregate fees of approximately $11 million from Mediacom and its affiliates during the two year period ending December 31, 2010 for investment banking, commercial banking and other financial services provided to Mediacom and its affiliates.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Mediacom and its affiliates. During the preceding two years, BofA Merrill Lynch and its affiliates have provided certain investment banking, commercial banking and other financial services to Mediacom and its affiliates for customary compensation, including (i) acting as financial advisor to Mediacom in connection with the Morris transaction, (ii) acting as bookrunner in connection with an offering of senior notes by Mediacom LLC, an affiliate of Mediacom, in August 2009, and (iii) acting as arranger and bookrunner and/or lender under certain credit facilities of certain affiliates of Mediacom. In addition, on an ongoing basis, certain affiliates of BofA Merrill Lynch continue to act as lender under the credit facilities described above, for which such BofA Merrill Lynch affiliates receive customary compensation, and BofA Merrill Lynch or its affiliates may provide additional investment banking, commercial banking or other financial services to Mediacom and its affiliates in the future, for which BofA Merrill Lynch or its affiliates may receive compensation. Merger Sub has agreed to pay BofA Merrill Lynch as compensation for its services as financial advisor in connection with the merger an aggregate fee of $2 million, all of which is contingent and payable upon the completion of the merger. Merger Sub has also agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws. BofA Merrill Lynch and its affiliates have received aggregate fees of approximately $8 million from Mediacom and its affiliates during the two year period ending December 31, 2010 for corporate, commercial and investment banking services provided to Mediacom and its affiliates.

Reasons of the RBC Stockholders for the Merger

The RBC Stockholders decided to pursue the merger because they believe that Mediacom can be operated more effectively as a privately-owned company. In addition, the RBC Stockholders believe that the merger will allow the unaffiliated stockholders to receive a significantly attractive value for their shares in Mediacom, which value had not been reflected in the recent trading price of Mediacom common stock. The RBC Stockholders believe that, because of the substantial risks to Mediacom’s business presented by recent market developments, including the rising costs of programming and increased competition and government regulation, and Mediacom’s highly leveraged capital structure, being a privately-owned company is the best way for Mediacom to deliver quality services to customers, provide good jobs and opportunities for advancement to Mediacom’s employees and contribute to the communities in which Mediacom operates.

As a privately-owned company, Mediacom would have increased flexibility to make decisions that may negatively affect quarterly results but that may, over the long term, increase Mediacom’s value. In contrast, as a publicly-traded company, Mediacom currently faces public stockholder and investment analyst pressure to make decisions that may produce better short-term results, but which may over the long term lead to a reduction in the per share price of its publicly-traded equity securities. As a privately-owned company, Mediacom would also be relieved of many of the other burdens and constraints imposed on public companies. The need for management to be responsive to public stockholder concerns and to engage in an ongoing dialogue with public stockholders may at times distract management’s time and attention from the effective operation and improvement of the business. The RBC Stockholders considered effecting the going private transaction through a tender offer and second step merger, but ultimately determined to structure the transaction as a cash merger in order to provide Mediacom’s unaffiliated stockholders with cash for their shares of Mediacom common stock in a single step, without the necessity of financing separate purchases of Mediacom common stock in a tender offer and implementing a second-step merger to acquire any shares of common stock not tendered into any such tender offer, and without incurring any additional transaction costs associated with such activities. The RBC Stockholders have undertaken to pursue the merger at this time (as opposed to any other time in Mediacom’s public company history) in light of the risks to Mediacom’s business referred to above and the persistently sluggish performance of Mediacom’s stock price.

After the effective time of the merger, the RBC Stockholders anticipate that Mediacom will continue its current operations, except that it will cease to be a public company and will instead be wholly-owned by Mr. Commisso. Mr. Commisso has advised Mediacom that he does not have any current plans or proposals that relate to or would result in an extraordinary corporate transaction following completion of the merger involving Mediacom’s corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets. Mr. Commisso expects to continuously evaluate and review Mediacom’s business and operations following the merger and may develop new plans and proposals that he considers appropriate to maximize the value of Mediacom. Mr. Commisso expressly reserves the right to make any changes he deems appropriate in light of such evaluation and review or in light of future developments.

Projected Financial Information

In connection with its review of Mr. Commisso’s proposal, the special committee requested that Mediacom’s management team (excluding Mr. Commisso) prepare financial projections for Mediacom. Mediacom does not, as a matter of course, create multi-year projections or forecasts for submission to Mediacom’s board of directors or that are customarily relied on by the investor or financial community. The June Forecast was provided to the special committee on June 29, 2010 and is summarized below. The June Forecast was adjusted in September 2010 as described below and the September Forecast was delivered to the special committee in September 2010 and is summarized below. Additional information regarding the June Forecast and the September Forecast is available in the presentation materials that have been filed with the Schedule 13E-3.

Summaries of the June Forecast and the September Forecast are being included in this document not to influence your decision whether to vote for or against the proposal to adopt the merger agreement, but because such projected financial information was available to the special committee and Barclays Capital as well as Mr. Commisso, Merger Sub, J.P. Morgan and BofA Merrill Lynch. Projections of this type are based on estimates and assumptions that are inherently subject to significant economic, industry and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Mediacom’s control. Because the projections cover multiple years, such information by its nature becomes less reliable with each successive year. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than projected. In light of the uncertainties inherent in forward-looking information of any kind, we caution against placing undue reliance on any of the information summarized below. For information concerning the variety of factors which may cause the future financial results of Mediacom to materially vary from such projected results, see “Cautionary Statement Regarding Forward-Looking Information.” Mediacom does not intend to update or revise any of the financial projections included in the June Forecast or the September Forecast to reflect circumstances existing after the date such projections were prepared or to reflect the occurrence of future events. None of the financial projections included in the June Forecast or the September Forecast should be viewed as a representation by Mediacom, the special committee or any of their advisors or representatives that the forecasts reflected therein will be achieved.

The financial projections included in the June Forecast and the September Forecast were prepared solely for internal use in connection with the proposed merger and not for publication or with a view of complying with the published guidelines of the SEC regarding projections or with guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projected financial information included in this proxy statement has been prepared by, and is the responsibility of, Mediacom’s management (excluding Mr. Commisso). Mediacom’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has neither examined, compiled nor performed any procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this proxy statement relates to Mediacom’s historical financial information. It does not extend to the projected financial information and should not be read to do so. None of the financial projections included in the June Forecast or the September Forecast were prepared for purposes of the proposed merger and hence do not give any effect to the merger. There can be no assurance that the assumptions made in preparing the projections summarized below will prove accurate, and the future financial results of Mediacom as summarized below may differ materially from those reflected in such projections.

Financial Projections — June Forecast

At the request of the special committee, management of Mediacom (excluding Mr. Commisso) provided the June Forecast to the special committee on June 29, 2010, which is summarized as follows:

Summary Projected Consolidated Financial Data — June Forecast
(provided on June 29, 2010)

	Years Ended December 31,
	2010E	2011E	2012E	2013E	2014E	2015E
			(In millions)

Total Revenues	$1,504	$1,548	$1,593	$1,636	$1,680	$1,723
Adjusted OIBDA(1)	554	571	585	598	610	623
Capital Expenditures	227	230	230	230	230	229
Adjusted OIBDA less Capital Expenditures	327	341	355	368	380	394

(1)	Adjusted OIBDA is defined as operating income before depreciation and amortization and non-cash, share-based compensation.

Note: The numbers used in the table above represent rounded numbers. For purposes of their financial analyses, Barclays Capital, J.P. Morgan and BofA Merrill Lynch used the actual numbers contained in the June Forecast received by them.

Updated Financial Projections — September Forecast

Management of Mediacom (excluding Mr. Commisso) was requested to prepare, and in September 2010 delivered to the special committee, updated financial projections, or the September Forecast. This forecast reflected (i) actual results through August 2010, and adjustments of certain assumptions for the year ending 2010, which were made because the second half of 2010 was trending below the full year projections in the June Forecast, (ii) the impact of projected weaker results for the full year 2010 on the five-year projections, (iii) new developments regarding higher programming costs over the long-term forecast period than originally expected that arose from ongoing negotiations with programming vendors, and (iv) certain other assumptions regarding the five-year projections, as follows:

•	High-Speed Data (“HSD”) Customers: As a result of greater expected demand, high speed data penetration of homes passed in 2015 is projected to be 37.3% in the September Forecast, as compared to 36.4% in the June Forecast, resulting in about 26,000 more HSD customers. This is offset by a $1.04 reduction in average monthly HSD revenue per HSD customer in 2015 in the September Forecast, as compared to the June Forecast, reflecting increased bundling and associated discounts.

•	Pay TV and Advanced Digital Revenues: As a result of reduced customer demand for higher tier video services, the September Forecast reflects lower Pay TV penetration rates and, together with Advanced Digital services, such as digital video recorders and high definition television, lower average revenue per unit than the June Forecast.

•	Operating Expenses: The September Forecast reflects higher operating expenses than the June Forecast over the entire forecast period, largely due to increases in programming and plant operating costs. Within programming, the September Forecast reflects meaningfully higher basic programming costs related to retransmission consent fees paid to television broadcasters than in the June Forecast. These increases are partially offset by reductions in the cost of Pay TV programming related to the change in the mix of services thereunder. Plant operating expenses are forecast to be higher in the September Forecast than the June Forecast, primarily due to increased costs related to fiber leases and third party contractor costs.

The following table summarizes the September Forecast:

Summary Projected Consolidated Financial Data — September Forecast
(updated as of September 2010)

	Years Ended December 31,
	2010E	2011E	2012E	2013E	2014E	2015E
			(In millions)

Total Revenues	$1,502	$1,544	$1,589	$1,631	$1,674	$1,717
Adjusted OIBDA	549	559	574	580	590	603
Capital Expenditures	231	235	237	236	235	231
Adjusted OIBDA less Capital Expenditures	318	324	337	344	355	372

Note: The numbers used in the table above represent rounded numbers. For purposes of their financial analyses, Barclays Capital, J.P. Morgan and BofA Merrill Lynch used the actual numbers contained in the September Forecast received by them.

Summary of Material Assumptions Underlying each Forecast

The projected financial information included in the June Forecast and the September Forecast was based on a number of assumptions. The following outlines the material assumptions underlying each forecast:

Penetration Rates.  Penetration of services is calculated as a percent of homes passed, except for digital penetration, which is calculated as a percent of basic subscribers. Penetration assumptions with respect to the June Forecast are as follows: (i) basic penetration decreasing from 42% in 2010 to 36% in 2015; (ii) digital penetration increasing from 61% in 2010 to 81% in 2015; (iii) data penetration increasing from 30% in 2010 to 36% in 2015; and (iv) phone penetration increasing from 13% in 2010 to 18% in 2015. With respect to the September Forecast, the penetration assumptions reflected the following changes: (i) digital penetration increasing from 61% in 2010 to 84% in 2015; and (ii) data penetration increasing from 30% in 2010 to 37% in 2015.

ARPU.  Assumes monthly average revenue per unit, or ARPU, with respect to the June Forecast for the different services as follows: (i) total ARPU, or average monthly total revenue per basic subscriber, increasing from $103.38 in 2010 to $137.39 in 2015; (ii) HSD ARPU, or average monthly high-speed data revenue per HSD customer, increasing from $38.02 in 2010 to $39.67 in 2015; and (iii) phone ARPU, or average monthly phone revenue per phone customer, decreasing from $33.16 in 2010 to $28.70 in 2015. With respect to the September Forecast, the ARPU assumptions are as follows: (i) total ARPU increasing from $103.12 in 2010 to $137.43 in 2015; (ii) HSD ARPU increasing from $37.98 in 2010 to $38.63 in 2015; and (iii) phone ARPU decreasing from $33.06 in 2010 to $28.52 in 2015.

Capital Expenditures.  The June Forecast assumes capital expenditures are $227 million in 2010, $230 million per year from 2011 through 2014, and $229 million for 2015. Capital expenditures, as a percentage of revenues, decrease from 15.1% in 2010 to 13.3% in 2015. The September Forecast assumes capital expenditures are $231 million in 2010, $235 million in 2011, $237 million in 2012, $236 million in 2013, $235 million in 2014 and $231 million for 2015. Capital expenditures, as a percentage of revenues, decrease from 15.4% in 2010 to 13.4% in 2015.

Operating Expenses.  The June Forecast assumes operating expenses increase from $922 million in 2010 to $1,068 million in 2015, or a compound annual growth rate (“CAGR”) of 3.0%, and, as a percentage of revenues, from 61.3% in 2010 to 62.0% in 2015. In the June Forecast, programming expense, the largest expense category, grows at a CAGR of 5.0% for the 2010-2015 period, well in excess of the 2.8% CAGR for total revenues for the same period. The September Forecast assumes operating expenses increase from $925 million in 2010 to $1,082 million in 2015, or a CAGR of 3.2%, and, as a percentage of revenues, from 61.6% in 2010 to 63.0% in 2015. In the September Forecast, programming expense grows at a CAGR of 5.3% for the 2010-2015 period, well in excess of the 2.7% CAGR for total revenues for the same period.

Effects of the Merger

Private Ownership

If the merger agreement is adopted by Mediacom’s stockholders and the other conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into Mediacom, with Mediacom continuing as the Surviving Corporation. See “— Structure and Steps of the Merger.” As a result of the merger, Mediacom, as the Surviving Corporation, will be a private company that is wholly-owned by Mr. Commisso.

Directors and Management of the Surviving Corporation

Mr. Commisso will be the initial director of the Surviving Corporation following the merger. It is further contemplated that the officers of Mediacom immediately prior to the effective time of the merger will be the initial officers of the Surviving Corporation.

Mediacom’s certificate of incorporation and bylaws will be amended in their entirety and serve as the certificate of incorporation and bylaws of the Surviving Corporation following the merger, until such time as the certificate of incorporation and bylaws are further amended.

Primary Benefits and Detriments of the Merger

As a result of the merger, Mediacom will be a privately-owned company and there will be no public market for its common stock. Upon the completion of the merger, Mediacom Class A common stock will be delisted from The NASDAQ Global Select Market. In addition, the registration of Mediacom Class A common stock under Section 12 of the Exchange Act will be terminated.

The primary benefits of the merger to Mediacom’s unaffiliated stockholders include the following:

•	The receipt by such stockholders of $8.75 per share in cash, representing a substantial premium (48%) over the average closing prices of our Class A common stock on The NASDAQ Global Select Market over the previous twelve months prior to the announcement of the execution of the merger agreement.

•	The avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value, and the risks related to our substantial leverage, following the merger.

The primary detriments of the merger to Mediacom’s unaffiliated stockholders include the following:

•	Such stockholders will cease to have an interest in Mediacom and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of Mediacom or payment of dividends on Mediacom common stock, if any.

•	In general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. As a result, a Mediacom stockholder who receives cash in exchange for all of such stockholder’s common stock in the merger generally will be required to recognize gain as a result of the merger for U.S. federal income tax purposes if the amount of cash received exceeds such stockholder’s aggregate adjusted tax basis in such stock.

The primary benefits of the merger to Mr. Commisso include the following:

•	If Mediacom successfully executes its business strategies, the value of his equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of Mediacom or the payment of dividends, if any, that will accrue to Mr. Commisso.

•	Mediacom will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly-traded company, Mediacom currently faces public stockholder and investment analyst pressure to make decisions that may produce better short term results, but which may not over the long term lead to a maximization of its equity value.

•	Mediacom will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation.

•	Mediacom will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations.

•	Mediacom will be able to deploy new services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet quarterly forecasts set by analysts.

The primary detriments of the merger to Mr. Commisso include the following:

•	All of the risk of any possible decrease in our revenues, free cash flow or value following the merger will be borne by Mr. Commisso.

•	The business risks facing Mediacom, including increased competition and government regulation and rising programming costs, will be borne by Mr. Commisso.

•	The amount of debt of Mediacom, which was approximately $3,390 million as of the date of this proxy statement, and the risks and uncertainties of refinancing debt maturities as they come due, together with risks of interest rate volatility, will be borne by Mr. Commisso.

•	As a result of the merger, the ability of the Surviving Corporation to use Mediacom’s accumulated NOLs, which as of the end of 2009 were approximately $2.4 billion, to offset future tax liabilities will likely be significantly limited.

•	An equity investment in the Surviving Corporation by Mr. Commisso following the merger will involve substantial risk resulting from the limited liquidity of such an investment.

•	Following the merger, there will be no trading market for the Surviving Corporation’s equity securities.

Effects of the Merger on Mediacom’s Net Book Value and Net Income

As of December 31, 2010, the RBC Stockholders collectively owned 27,003,632 shares of Mediacom common stock, or 39.6% of the outstanding shares of Mediacom common stock, which represented an approximately $107 million interest in Mediacom’s net book value as of September 30, 2010, and an approximately $0.267 million interest in Mediacom’s net income for the nine months ended September 30, 2010. Following the consummation of the merger, Mr. Commisso, as 100% owner of the Surviving Corporation, would have had a corresponding interest in the Surviving Corporation’s entire net book value of $271 million as of September 30, 2010, and net income of $0.674 million for the nine months ended September 30, 2010. See “— Accounting Treatment of the Merger” beginning on page 47.

Interests of Certain Persons in the Merger

In considering the recommendations of the special committee and of the board of directors with respect to the merger, Mediacom’s unaffiliated stockholders should be aware that certain officers and directors of Mediacom have interests in the merger that are different from, or in addition to, the interests of Mediacom’s unaffiliated stockholders in general. As discussed above, Mr. Commisso is the Chairman of Mediacom’s board of directors and its Chief Executive Officer and owns 100% of the ownership interests of Merger Sub. The members of Mediacom’s board of directors and the special committee were aware of such interests in the proposed merger when deciding to approve the merger, as was the special committee when deciding to recommend such approval. See “— Background of the Merger” and “— Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger.”

Options and Restricted Stock Units

Vested Employee Stock Options.  Each outstanding, vested and unexercised option to purchase shares of our common stock held by an employee of Mediacom (including our executive officers) will be cancelled and the holder thereof (other than Mr. Commisso) will be entitled to receive a cash payment promptly following the merger equal to the product of (a) the number of shares of our common stock previously subject to such option multiplied by (b) the excess, if any, of $8.75 over the exercise price per share previously subject to such option, subject to applicable tax withholding.

Unvested Employee Stock Options.  Each outstanding, unvested and unexercised option to purchase shares of our common stock held by an employee of Mediacom (including our executive officers) will be cancelled and the holder thereof (other than Mr. Commisso) will be entitled to receive a cash payment on each vesting date (subject to vesting in accordance with the vesting schedule provided in the applicable option award agreement) equal to the product of (a) the number of shares of our common stock previously subject to such option that would have vested on such date multiplied by (b) the excess, if any, of $8.75 over the exercise price per share previously subject to such option, subject to applicable tax withholding.

Employee Restricted Stock Units.  Each outstanding restricted stock unit representing shares of our common stock held by an employee of Mediacom (including our executive officers) will be cancelled and the holder thereof (other than Mr. Commisso) will be entitled to receive a cash payment on each vesting date (subject to vesting in accordance with the vesting schedule provided in the applicable agreement) equal to the product of (a) the number of shares of our common stock previously subject to such unit that would have vested on such date multiplied by (b) $8.75, subject to applicable tax withholding.

Non-employee Director Stock Options.  As of the effective time of the merger, each outstanding and unexercised option to purchase shares of our common stock (whether vested or unvested) held by a non-employee director of Mediacom will be cancelled and the holder thereof will be entitled to receive a cash payment promptly following the merger equal to the product of (a) the number of shares of our common stock previously subject to such option multiplied by (b) the excess, if any, of $8.75 over the exercise price per share previously subject to such option, subject to applicable tax withholding.

Non-employee Director Restricted Stock Units.  As of the effective time of the merger, each outstanding restricted stock unit representing shares of our common stock held by a non-employee director of Mediacom will be cancelled and the holder thereof will be entitled to receive a cash payment promptly following the merger equal to the product of (a) the number of shares of our common stock previously subject to such unit multiplied by (b) $8.75, subject to applicable tax withholding.

As of the effective time of the merger, each outstanding stock option that has an exercise price that equals or exceeds $8.75 per share, and each stock option and restricted stock unit held by Mr. Commisso, will be cancelled without any cash payment to the holder thereof.

In connection with the merger, we estimate that our executive officers (other than Mr. Commisso) will immediately receive $1.7 million from the settlement of vested stock options, subject to applicable tax withholding, and in the future, subject to the satisfaction of the applicable vesting requirements, our executive officers (other than Mr. Commisso) will receive $5.1 million from the settlement of unvested stock options, subject to applicable tax withholding, and $7.0 million from the settlement of restricted stock units. In connection with the merger, we estimate that our non-employee directors will immediately receive $0.9 million from the settlement of vested and unvested stock options, subject to applicable tax withholding, and $0.4 million from the settlement of restricted stock units, subject to applicable tax withholding.

The following table sets forth, for each of our directors and executive officers (other than Mr. Commisso), the consideration (subject, in each case, to applicable tax withholding) to be provided in connection with the merger, based on their ownership of our common stock, options and restricted stock units as of January 14, 2011:

	Merger	Merger	Merger		Merger
	Consideration	Consideration	Consideration		Consideration
	to be	to be	to be		to be
	Received for	Received for	Received for		Received for
	Common	Vested	Unvested		Restricted Stock		Total
Name	Stock	Options	Options		Units		Consideration

Mark E. Stephan	$2,937,708	$428,210	$1,174,670	(1)	$1,596,875	(1)	$6,137,463
John G. Pascarelli	1,051,391	423,830	1,150,490	(1)	1,550,938	(1)	4,176,649
Italia Commisso Weinand	1,920,310	271,050	744,900	(1)	1,023,750	(1)	3,960,010
Joseph E. Young	214,366	135,525	744,900	(1)	1,023,750	(1)	2,118,541
Charles J. Bartolotta	703,452	156,805	395,375	(1)	557,813	(1)	1,813,445
Calvin G. Craib	606,601	156,805	387,455	(1)	557,813	(1)	1,708,674
Brian M. Walsh	656,320	170,290	464,010	(1)	691,250	(1)	1,981,870
Thomas V. Reifenheiser	317,188	167,425	91,125	(2)	98,438	(2)	674,176
Natale S. Ricciardi	317,188	167,425	91,125	(2)	98,438	(2)	674,176
Scott W. Seaton	598,010	37,500	94,950	(2)	65,625	(2)	796,085
Robert L. Winikoff	458,938	167,425	91,125	(2)	98,438	(2)	815,926

Total	$9,781,472	$2,282,290	$5,430,125		$7,363,128		$24,857,015

(1)	Subject to the satisfaction of applicable vesting requirements.

(2)	Unvested options and restricted stock units will vest as a result of the merger and the merger consideration in respect thereof will be payable promptly following the merger, subject to applicable tax withholding.

Indemnification of Directors

The merger agreement provides that until the sixth anniversary of the effective time of the merger, the Surviving Corporation will provide to present and former directors and officers of Mediacom or any Mediacom subsidiary the right to indemnification, advancement of expenses and exculpation provided for them in the constituent documents of Mediacom and the Mediacom subsidiaries on terms no less favorable as in effect on the date of the merger agreement.

The merger agreement provides that the Surviving Corporation will maintain, until the sixth anniversary of the effective time of the merger, officers’ and directors’ liability insurance covering Mediacom’s present and former officers and directors at the effective time of the merger, on terms with respect to coverage and amounts no less favorable than those of the applicable policies in effect on the date of the merger agreement, with respect to matters occurring prior to the effective time of the merger, to the extent that such coverage can be maintained at an annual cost to the Surviving Corporation of not greater than 200% of Mediacom’s annual premium for such insurance policies in effect on November 12, 2010, and, if such tail coverage cannot be so maintained at such cost, providing as much of such insurance coverage as can be so maintained at a cost equal to 200% of the annual premium for Mediacom’s insurance policies.

Special Committee Compensation

Thomas V. Reifenheiser and Natale S. Ricciardi each will receive compensation of $20,000 per month (not to exceed $150,000) commencing June 1, 2010 as members of the special committee.

Material United States Federal Income Tax Considerations

The following summarizes the material United States federal income tax consequences of the merger to those holders of shares of Mediacom common stock that are U.S. Holders (as defined below) who exchange such shares for the cash consideration pursuant to the merger. This summary is based upon the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), existing and proposed regulations promulgated thereunder, published and administrative rulings, pronouncements and practices, and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the “I.R.S.”) with respect to any of the tax consequences discussed below, and no assurance can be given that the I.R.S. will not take contrary positions. Unless otherwise specifically noted, this summary applies only to those persons that hold their shares of Mediacom common stock as a capital asset and does not apply to persons who hold such shares pursuant to the exercise of employee stock options or otherwise as compensation.

This summary addresses only the material United States federal income tax consequences, and not all tax consequences, of the merger that may be relevant to a U.S. Holder (as defined below) of shares of Mediacom common stock. It also does not address any of the tax consequences of the merger to holders of shares of Mediacom common stock that may be subject to special tax treatment, such as financial institutions, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, S corporations, brokers and dealers in securities or currencies and certain expatriates. Further, this summary does not address the United States federal income tax consequences of the merger to stockholders, partners or beneficiaries of an entity that is a holder of shares of Mediacom common stock; United States federal estate, gift or alternative minimum tax consequences of the merger; United States federal income tax consequences to persons who hold shares of Mediacom common stock in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar; any state, local or foreign tax consequences of the merger; or the United States federal income tax consequences to any person that will own directly, indirectly or constructively shares of Mediacom capital stock following the merger. For example, this summary does not address the United States federal income tax consequences of the merger to the RBC Stockholders.

Each holder of shares of Mediacom common stock should consult its own tax advisor regarding the tax consequences of the merger in such holder’s particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

A “U.S. Holder” means a beneficial owner of shares of Mediacom common stock that, for United States federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust that is either subject to the primary supervision of a court within the United States and the control of one or more United States persons or has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” means a beneficial owner of shares of Mediacom common stock that is not a U.S. Holder. We urge holders of shares of Mediacom common stock that are Non-U.S. Holders to consult their own tax advisors regarding the United States federal income tax consequences of the merger, including potential application of United States withholding taxes and possible eligibility for benefits under applicable income tax treaties.

If a partnership holds shares of Mediacom common stock, the tax treatment of each of its partners generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding shares of Mediacom common stock should consult their own tax advisors regarding the United States federal tax consequences of the merger.

Exchange of Shares of Mediacom Common Stock

The exchange of shares of Mediacom common stock for the cash consideration pursuant to the merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who receives the cash consideration in exchange for shares of Mediacom common stock pursuant to the merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the shares of Mediacom common stock exchanged. Any recognized gain or loss will be capital gain or loss and any such capital gain or loss will be long term (and, thus, eligible for reduced rates of taxation for noncorporate U.S. Holders) if, as of the date of merger, such stockholder has held the shares of Mediacom common stock for more than one year. The amount and character of gain or loss will be determined separately for each block of shares (that is, shares acquired at the same cost in a single transaction) exchanged for the cash consideration pursuant to the merger. The deductibility of capital losses is subject to certain limitations.

An exchange of shares pursuant to the merger should result in capital gain or loss treatment described above if a U.S. Holder’s interest in Mediacom completely terminates as a result of (a) all of the shares actually and constructively owned (within the meaning of section 318 of the Code) by the U.S. Holder being exchanged in the merger; or (b) all shares actually owned by the U.S. Holder being exchanged in the merger and, with respect to constructively owned shares, the U.S. Holder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in section 302(c) of the Code. Under the constructive ownership rules of section 318 of the Code, a U.S. Holder is considered to own shares owned, directly or indirectly, by certain members of the U.S. Holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder has an equity interest, as well as shares which the U.S. Holder has an option to acquire. U.S. Holders who constructively own shares should consult their tax advisors regarding the constructive ownership rules and the availability of this waiver procedure.

Information Reporting and Backup Withholding

Payment of the cash consideration with respect to the exchange of shares of Mediacom common stock pursuant to the merger will generally be subject to information reporting and will generally be subject to backup withholding at the applicable rate if any U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable certification requirements. These requirements will be set forth in the Letter of Transmittal and should be carefully reviewed by each holder of shares of Mediacom common stock. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a refund or a credit against such U.S. Holder’s United States federal income tax liability if the required information is timely furnished to the I.R.S.

Structure and Steps of the Merger

If the merger agreement is adopted by Mediacom’s stockholders and the other conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into Mediacom, with Mediacom continuing as the Surviving Corporation. When the merger is completed, each share of Mediacom common stock (other than shares owned by the RBC Stockholders, shares held in Mediacom’s treasury and shares held by stockholders who have perfected their appraisal rights under Delaware law) will be cancelled and will be converted into the right to receive the merger consideration of $8.75 in cash. In the merger, the RBC Stockholders’ shares of Mediacom common stock will be cancelled and cease to exist. All of the outstanding membership interests of Merger Sub, in the aggregate, will be converted into 1,000 shares of newly issued common stock of the Surviving Corporation.

The Merger

Merger Sub will merge with and into Mediacom, with Mediacom continuing as the Surviving Corporation. For a detailed description of the merger agreement, see “The Merger Agreement” beginning on page 55. In the merger, at the effective time:

Capital Stock

•	Each share of Mediacom common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by the RBC Stockholders, shares held in Mediacom’s treasury and shares held by stockholders perfecting appraisal rights under Delaware law) will be cancelled and converted into the right to receive a cash payment of $8.75, which is referred to as the “merger consideration.”

•	Each share of Mediacom common stock that is held by the RBC Stockholders, or held in Mediacom’s treasury immediately prior to the effective time of the merger will be automatically cancelled without payment.

•	All of the outstanding membership interests of Merger Sub, in the aggregate, shall be converted into 1,000 shares of newly issued common stock of the Surviving Corporation.

Stock Options

Vested Employee Stock Options.  Each outstanding, vested and unexercised option to purchase shares of Mediacom common stock held by an employee of Mediacom will be cancelled and the holder thereof (other than Mr. Commisso) will be entitled to receive a cash payment promptly following the merger equal to the product of (a) the number of shares of Mediacom common stock previously subject to such option multiplied by (b) the excess, if any, of the merger consideration over the exercise price per share previously subject to such option, subject to applicable tax withholding.

Unvested Employee Stock Options.  Each outstanding, unvested and unexercised option to purchase shares of Mediacom common stock held by an employee of Mediacom will be cancelled and the holder thereof (other than Mr. Commisso) will be entitled to receive a cash payment on each vesting date (subject to vesting in accordance with the vesting schedule provided in the applicable option award agreement) equal to the product of (a) the number of shares of common stock previously subject to such option that would have vested on such date multiplied by (b) the excess, if any, of the merger consideration over the exercise price per share previously subject to such option, subject to applicable tax withholding.

Non-employee Director Stock Options.  Each outstanding and unexercised option to purchase shares of Mediacom common stock (whether vested or unvested) held by a non-employee director of Mediacom will be cancelled and the holder thereof will be entitled to receive a cash payment promptly following the merger equal to the product of (a) the number of shares of Mediacom common stock previously subject to such option multiplied by (b) the excess, if any, of the merger consideration over the exercise price per share previously subject to such option, subject to applicable tax withholding.

Restricted Stock Units

Employee Restricted Stock Units.  Each outstanding restricted stock unit representing shares of Mediacom common stock held by an employee of Mediacom will be cancelled and the holder thereof (other than Mr. Commisso) will be entitled to receive a cash payment on each vesting date (subject to vesting in accordance with the vesting schedule provided in the applicable agreement) equal to the product of (a) the number of shares of Mediacom common stock previously subject to such unit that would have vested on such date multiplied by (b) the merger consideration, subject to applicable tax withholding.

Non-employee Director Restricted Stock Units.  Each outstanding restricted stock unit representing shares of Mediacom common stock held by a non-employee director of Mediacom will be cancelled and the holder thereof will be entitled to receive a cash payment promptly following the merger equal to the product of (a) the number of shares of Mediacom common stock previously subject to such unit multiplied by (b) the merger consideration, subject to applicable tax withholding.

Voting Agreement

Mr. Commisso and Merger Sub have entered into a voting agreement with Mediacom, pursuant to which Mr. Commisso and Merger Sub have, among other things:

•	agreed to vote all of the shares of Mediacom common stock owned by them in favor of the adoption of the merger agreement;

•	agreed to waive any rights of appraisal or rights to dissent from the merger;

•	agreed to not request that Mediacom register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing such stockholder’s shares, unless such transfer is made in compliance with the voting agreement; and

•	agreed to not (a) sell, sell short, transfer (including by gift), pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of any of their shares of Mediacom Class B common stock (b) grant any proxy or power of attorney or enter into any voting agreement or other arrangement with respect to their shares (other than in accordance with the voting agreement) or (c) deposit any of their shares into a voting trust.

Each of Mr. Commisso and Merger Sub is entitled to transfer shares of Mediacom Class B common stock to the other and Mr. Commisso is entitled to transfer shares of Mediacom Class B common stock, with the prior consent of the special committee, to (a) his wife, children and other members of his family, (b) trusts, foundations, limited and general partnerships, limited liability companies and other entities in connection with good faith estate planning and similar wealth management programs and arrangements and (c) foundations charitable organizations and similar entities in connection with Mr. Commisso’s charitable giving, in each case so long as Mr. Commisso has the right to vote such shares in accordance with the terms of the voting agreement.

The voting agreement terminates on the earlier of (a) the termination of the merger agreement in accordance with its terms, (b) a written agreement between Mediacom and either Mr. Commisso or Merger Sub to terminate the voting agreement, provided that any such termination will be effective only with respect to such stockholder and (c) the consummation of the merger. The termination of the voting agreement in accordance with these provisions will not relieve any party from liability for any willful breach of its obligations under the voting agreement committed prior to such termination.

Financing of the Merger

The total amount of funds necessary to consummate the merger is anticipated to be approximately $378.8 million, consisting of (1) approximately $363.2 million to fund the payment of the merger consideration, (2) approximately $3.6 million to fund the payout of employee and director equity awards that are vested as of the closing of the merger (assuming the closing would occur on January 14, 2011) or that vest as a result of the merger, and (3) approximately $12.0 million to pay transaction fees and expenses. Under the merger agreement, the completion of the merger is conditioned upon the receipt of these funds by Mediacom from our principal subsidiaries Mediacom LLC and Mediacom Broadband LLC, which are referred to as “LLC” and “Broadband,” respectively. That amount does not include approximately $29.5 million that the Surviving Corporation will be required to pay to Mediacom employees (other than Mr. Commisso) in respect of outstanding unvested stock options and restricted stock units, subject to the vesting terms thereof. The various operating subsidiaries of LLC and Broadband will borrow the necessary funds under their revolving credit facilities, and, under the credit agreements governing the credit facilities and the indentures governing outstanding senior notes issued by LLC and Broadband, such borrowings can only be made and distributed to us if certain conditions are met. Such conditions include the accuracy of representations and warranties under the credit agreements, the absence of any event of default and certain other conditions relating to restricted payments. Set forth below are summaries of the LLC and Broadband credit facilities and the credit agreements governing such facilities.

As of September 30, 2010, subsidiaries of LLC and Broadband maintained an aggregate $3.275 billion of senior secured credit facilities (the “LLC credit facility,” the “Broadband credit facility” and, together, the “credit facilities”), of which $2.541 billion was outstanding. As of September 30, 2010, we had no outstanding balance under our aggregate revolving credit commitments of $734.5 million, of which $731.0 million was unused and available to be borrowed based on the terms and conditions of our credit facilities. Our revolving credit commitments expire in the amounts of $79.0 million, $430.3 million and $225.2 million on September 30, 2011, December 31, 2012 and December 31, 2014, respectively.

Mediacom LLC Credit Facility

The LLC credit facility consists of revolving credit commitments (the “LLC revolver”) and three outstanding term loans (“LLC term loan C,” “LLC term loan D” and “LLC term loan E”). The LLC credit facility is collateralized by the pledge of all of LLC’s ownership interests in its operating subsidiaries, and is guaranteed by LLC on a limited recourse basis to the extent of such ownership interests. The LLC credit agreement provides for interest at varying rates based upon various borrowing options and certain financial ratios, and for commitment fees of 1/2% to 3/4% per annum on the unused portion of the available revolving credit commitment. Interest on outstanding LLC revolver balances is payable at either the Eurodollar rate plus a floating percentage ranging from 1.00% to 3.00% or the base rate plus a floating percentage ranging from 0% to 2.00%. Interest on each of the outstanding term loans is payable at either the Eurodollar rate or an alternate base rate plus, in each case, an applicable margin.

As of September 30, 2010, the LLC revolver had commitments of $304.2 million, which were scheduled to expire on December 31, 2014, with a scheduled reduction of $79.0 million on September 30, 2011. As of the same date, the LLC term loan C had an outstanding balance of $625.6 million and was scheduled to mature on January 31, 2015, the LLC term loan D had an outstanding balance of $297.0 million and was scheduled to mature on March 31, 2017, and the LLC term loan E had an outstanding balance of $249.4 million and was scheduled to mature on October 23, 2017.

Mediacom Broadband Credit Facility

The Broadband credit facility consists of revolving credit commitments (the “Broadband revolver”) and two outstanding term loans (“Broadband term loan D” and “Broadband term loan F”). The Broadband credit facility is collateralized by the pledge of all of Broadband’s ownership interests in its operating subsidiaries, and is guaranteed by Broadband on a limited recourse basis to the extent of such ownership interests. The Broadband credit agreement provides for interest at varying rates based upon various borrowing options and certain financial ratios, and for commitment fees of 3/8% to 5/8% per annum on the unused portion of the available revolving credit commitment. Interest on outstanding Broadband revolver balances is payable at either the Eurodollar rate plus a floating percentage ranging from 1.00% to 2.50% or the base rate plus a floating percentage ranging from 0.25% to 1.50%. Interest on each of the outstanding term loans is payable at either the Eurodollar rate or an alternate base rate plus, in each case, an applicable margin.

As of September 30, 2010, the Broadband revolver had commitments of $430.3 million, which were scheduled to expire on December 31, 2012 and were not subject to scheduled reductions prior to maturity. As of the same date, the Broadband term loan D had an outstanding balance of $770.0 million and was scheduled to mature on January 31, 2015, and the Broadband term loan F had an outstanding balance of $598.5 million, and was scheduled to mature on October 23, 2017.

Covenant Compliance

The credit agreements to each of the credit facilities contain various covenants that, among other things, impose certain limitations on mergers and acquisitions, consolidations and sales of certain assets, liens, the incurrence of additional indebtedness, certain restricted payments and certain transactions with affiliates. The principal financial covenants of the LLC credit facility require compliance with a total leverage ratio of no more than 6.0 to 1.0 and an interest coverage ratio of no less than 2.0 to 1.0. As of, and for the three months ended, September 30, 2010, the LLC credit facility’s total leverage ratio and interest coverage ratio were 4.4 to 1.0 and 2.6 to 1.0, respectively. The principal financial covenant of the Broadband credit facility requires compliance with a total leverage ratio of no more than 6.0 to 1.0. As of September 30, 2010, the Broadband credit facility’s total leverage ratio was 4.4 to 1.0. The terms “total leverage ratio” and “interest coverage ratio” are defined in the credit agreements governing the credit facilities. The credit facilities are collateralized by the pledge of all of LLC’s and Broadband’s ownership interests in their respective operating subsidiaries, and are guaranteed by them on a limited recourse basis to the extent of such ownership interests.

The indentures governing LLC’s and Broadband’s senior notes contain various covenants, though they are generally less restrictive than those found in the credit facilities. The principal financial covenant of these senior notes has a limitation on the incurrence of additional indebtedness based upon a maximum debt to operating cash flow ratio of 8.5 to 1.0. As of September 30, 2010, the debt to operating cash flow ratios for LLC and Broadband were 6.0 to 1.0 and 6.3 to 1.0, respectively. The term “debt to operating cash flow ratio” is defined in the indentures governing LLC’s and Broadband’s senior notes. These covenants also restrict LLC’s and Broadband’s ability, among other things, to make certain distributions, investments and other restricted payments, sell certain assets, create certain liens, merge, consolidate or sell substantially all of our assets and enter into certain transactions with affiliates.

Estimated Fees and Expenses

Under the terms of the merger agreement, all expenses will be borne by the party incurring such expenses and expenses associated with the preparation, printing, filing and mailing of this proxy statement and the Schedule 13E-3 and any amendments or supplements thereto, the solicitation of stockholder approvals and the solvency opinion will be borne by Mediacom. If the merger agreement is terminated by any party (other than in the event Mediacom terminates the merger agreement as a result of a material breach of the merger agreement by a RBC Stockholder), then Mediacom will reimburse the RBC Stockholders for all of their expenses incurred in connection with the transactions contemplated by the merger agreement up to $2.5 million in the aggregate.

Barclays Capital has provided certain financial advisory services to the special committee in connection with the merger. Mediacom will pay Barclays Capital compensation for their services and Mediacom has agreed to reimburse Barclays Capital for all reasonable out-of-pocket expenses incurred by them, including certain reasonable fees and expenses of legal counsel, and to indemnify Barclays Capital against certain liabilities and expenses in connection with their engagement, including certain liabilities under the federal securities laws. See “— Opinion of Financial Advisor to the Special Committee” for more information about Barclays Capital’s compensation.

J.P. Morgan and BofA Merrill Lynch have provided certain financial advisory services to Merger Sub in connection with the merger. Merger Sub has agreed to pay J.P. Morgan and BofA Merrill Lynch compensation for their services upon completion of the merger and has agreed to reimburse J.P. Morgan and BofA Merrill Lynch for certain expenses incurred by them in connection with their engagement, including certain reasonable fees and expenses of legal counsel, and to indemnify J.P. Morgan, BofA Merrill Lynch and their directors, officers, employees, agents and affiliates against certain liabilities and expenses in connection with their engagement, including certain liabilities under the federal securities laws. See “— Financial Analyses of J.P. Morgan and BofA Merrill Lynch” for more information about the compensation payable to J.P. Morgan and BofA Merrill Lynch.

Mediacom has retained MacKenzie Partners, Inc. as a proxy solicitation and information agent, and BNY Mellon as the paying agent, in connection with the merger. MacKenzie Partners may contact holders of Mediacom common stock by mail, telephone, facsimile, e-mail and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the merger to beneficial owners.

As compensation for acting as a proxy solicitation and information agent in connection with the merger, MacKenzie Partners will receive reasonable and customary compensation. Mediacom will pay the paying agent reasonable and customary compensation for its services in connection with the merger, plus reimbursement for out-of-pocket expenses, and will indemnify the paying agent against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Mediacom for customary handling and mailing expenses incurred by them in forwarding material to their customers.

The following is an estimate of fees and expenses to be incurred by Mediacom, or in certain circumstances described above, by the RBC Stockholders, in connection with the merger:

(In thousands)

Legal	$4,000
Financial Advisors*	$7,500
Accounting	$100
Printing and Mailing	$50
SEC Filing Fees	$30
Paying Agent	$20
Proxy Solicitation and Information Agent	$20
Miscellaneous	$280

Total	$12,000

*	Consisting of fees paid or payable to Barclays Capital, J.P. Morgan and BofA Merrill Lynch of $3.5 million, $2.0 million and $2.0 million, respectively. Fees payable to J.P. Morgan and BofA Merrill Lynch, and $2 million of the fees payable to Barclays Capital are contingent upon consummation of the merger. For more information regarding fees paid or payable to Barclays Capital, see “— Opinion of Financial Advisor to the Special Committee.”

Accounting Treatment of the Merger

Mediacom will account for this transaction as a purchase of treasury stock with no change to the basis of the existing assets and liabilities of Mediacom. The controlling stockholder, Mr. Commisso, controls Mediacom by holding shares of common stock that represent approximately 86% of the outstanding voting power of Mediacom. Due to the existing control, the transaction to acquire the remaining non-controlling shares of Mediacom common stock will be accounted for as an equity transaction.

Certain Legal Matters

State Takeover Laws

Mediacom is incorporated under the laws of the State of Delaware. Generally, Section 203 of the Delaware General Corporation Law (which we refer to as “Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless the board of directors of the target approves the business combination prior to the date the person becomes an interested stockholder. Mr. Commisso and his affiliates have owned more than 15% of our voting stock for more than three years. In addition, Mediacom’s board of directors approved the merger agreement and the voting agreement prior to the execution of the merger agreement specifically to render the restrictions in Section 203 inapplicable to the merger agreement and the voting agreement, the merger and the other transactions contemplated by the merger agreement. Therefore, Mediacom does not believe that Section 203 would apply to the merger.

Certain Litigation

Between June 3, 2010 and June 10, 2010, three purported class actions lawsuits were filed against us and our directors, including Mr. Commisso, all in the Court of Chancery of the State of Delaware, under the captions Colleen Witmer v. Mediacom Communications Corporation, et al., J. Malcolm Gray v. Mediacom Communications Corporation, et al. and Haverhill Retirement System v. Mediacom Communications Corporation, et al. The lawsuits were subsequently consolidated for all purposes in the Delaware Court of Chancery under the caption In Re Mediacom Communications Corporation Shareholders Litigation. On January 4, 2011, a Second Verified Consolidated Amended Class Action Complaint was filed that alleges, among other things, that the defendant directors breached their fiduciary duties to the stockholders of Mediacom in connection with Mr. Commisso’s proposal, including among other things their fiduciary duty of disclosure, and that Mediacom, Mr. Commisso and JMC Communications LLC aided and abetted such breaches. The plaintiffs seek injunctive relief, rescission of the transaction or rescissory damages, and an accounting of all damages.

On November 18, 2010, another purported class action lawsuit was filed against us and our directors, including Mr. Commisso, in the Supreme Court of the State of New York, Orange County, under the caption Wendy Kwait v. Mediacom Communications Corporation, et al. The lawsuit alleges, among other things, that the director defendants breached their fiduciary duties to the stockholders of Mediacom in connection with Mr. Commisso’s proposal and that Mediacom and Mr. Commisso aided and abetted such breaches. The plaintiffs seek injunctive relief, rescission of the transaction or rescissory damages.

On November 29, 2010, another purported class action lawsuit was filed against us and our directors, including Mr. Commisso, in the United States District Court for the Southern District of New York, under the caption Thomas Turberg v. Mediacom Communications Corporation, et al. The lawsuit alleges, among other things, that the director defendants breached their fiduciary duties to the stockholders of Mediacom in connection with Mr. Commisso’s proposal and that Mediacom and JMC Communications LLC aided and abetted such breaches. The plaintiffs seek injunctive relief and damages.

On December 10, 2010, another purported class action lawsuit was filed against us and our directors, including Mr. Commisso, in the United States District Court for the Southern District of New York, under the caption Ella Mae Pease v. Rocco Commisso, et al. The lawsuit alleges, among other things, that the director defendants breached their fiduciary duties to the stockholders of Mediacom in connection with Mr. Commisso’s proposal; that Mediacom, Mr. Commisso and JMC Communications LLC aided and abetted such breaches; and that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The plaintiffs seek declaratory and injunctive relief, rescission of the transaction or rescissory damages, and an accounting of all damages, profits and special benefits.

We are also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these other matters will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Provisions for Unaffiliated Security Holders

No provision has been made to grant Mediacom’s stockholders, other than the RBC Stockholders or its affiliates, access to the corporate files of Mediacom or any other party to the merger or to obtain counsel or appraisal services at the expense of Mediacom or any other such party.

Appraisal Rights of Stockholders

If the merger is consummated, holders of shares of Mediacom common stock who do not vote in favor of adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights under Section 262 (which we refer to as “Section 262”) of the Delaware General Corporation Law, provided that such stockholders comply with the conditions established by Section 262.

Section 262 is reprinted in its entirety as Annex C to this proxy statement. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to the full text of Section 262 in Annex C. Any holder of shares of Mediacom common stock who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so should review this discussion and Annex C carefully because failure to comply with the procedures set forth in Annex C will result in the loss of appraisal rights. All references in this summary of appraisal rights to a “stockholder” or “holder of shares of Mediacom common stock” are to the holder of record of shares of Mediacom common stock. A person having a beneficial interest in shares of Mediacom common stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

A stockholder who makes the demand described below and in Annex C with respect to shares of Mediacom common stock, who continuously holds such shares through the effective time of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of adoption of the merger agreement nor consents thereto in writing, will be entitled to an appraisal by the Delaware Court of Chancery (which we refer to as the “Delaware Court”) of the “fair value” of such stockholder’s shares of Mediacom common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court.

Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, such as the special meeting, not less than 20 days prior to the meeting, a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that appraisal rights are available and include in each notice a copy of Section 262. This proxy statement constitutes such notice to the holders of shares of Mediacom common stock, and the full text of Section 262 is attached to this proxy statement as Annex C. Any holder of Mediacom common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of Mediacom common stock, if a stockholder is considering exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand

Holders of shares of Mediacom common stock who desire to exercise their appraisal rights must not vote in favor of adoption of the merger agreement. A stockholder who signs and returns a proxy card without expressly directing that its shares of Mediacom common stock be voted against the merger agreement will effectively waive its appraisal rights because such shares represented by the proxy card will be voted for the adoption of the merger agreement. Accordingly, a stockholder who desires to exercise and perfect appraisal rights with respect to any of his or her shares of Mediacom common stock must check either the “against” or the “abstain” box next to the proposal to adopt the merger agreement on such card or affirmatively vote in person against the proposal or register in person an abstention with respect to such proposal or timely revoke any proxy in favor of the adoption of the merger agreement or not vote at all. In addition, holders of shares of Mediacom common stock who desire to exercise their appraisal rights must deliver to Mediacom, before the vote on the proposal to adopt the merger agreement, a written demand for appraisal of such stockholder’s shares of Mediacom common stock. A proxy or vote against adoption of the merger agreement will not by itself constitute a demand for appraisal; the written demand for appraisal must be in addition to and separate from any proxy or vote. The demand must reasonably inform us of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at Mediacom’s special meeting of stockholders will constitute a waiver of appraisal rights.

Only a holder of record of shares of Mediacom common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of Mediacom common stock must be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, must specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand must set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of Mediacom common stock held in the name of the record holder. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand for appraisal of such stockholder’s shares before the taking of the vote on the merger to: Mediacom Communications Corporation, 100 Crystal Run Road, Middletown, New York 10941, Attention: Joseph E. Young, Secretary.

Notice by the Surviving Corporation

Within ten days after the effective time of the merger, Mediacom must notify each holder of Mediacom common stock who has properly made a written demand for appraisal in accordance with Section 262, and who has not voted in favor of the adoption of the merger agreement, that the merger has become effective.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger, but not thereafter, either Mediacom or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court, with a copy served on Mediacom in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intention on the part of Mediacom to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that Mediacom will file an appraisal petition or that Mediacom will initiate any negotiations with respect to the fair value of the shares. Accordingly, it is the obligation of holders of Mediacom common stock who desire to have their shares appraised to initiate all necessary action to perfect their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the effective time of the merger, any stockholder who has complied with the applicable provisions of Section 262 by then will be entitled, upon written request, to receive from Mediacom a statement setting forth the aggregate number of shares of Mediacom common stock not voting in favor of the adoption of the merger agreement with respect to which demands for appraisal were received by Mediacom and the number of holders of such shares. The statement must be mailed within 10 days after the written request for the statement has been received by Mediacom or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

A person who is the beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation such statement.

Appraisal Proceeding By Delaware Court

If a petition for an appraisal is timely filed and litigated by a holder of shares of Mediacom common stock and a copy thereof is served upon Mediacom, Mediacom will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as may be required by the court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded appraisal to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Delaware Court may dismiss the proceedings as to the stockholder.

After determining the holders of shares of Mediacom common stock who are entitled to appraisal, the Delaware Court will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment.

In determining fair value, the Delaware Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Moreover, Mediacom does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Mediacom common stock is less than the merger consideration. In determining “fair value,” the Delaware Court is required to take into account all relevant factors.

The costs of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable under the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for its attorneys’ and expert witness expenses, although, upon application of a dissenting Mediacom stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro-rata against the value of all shares of stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any holder of shares of Mediacom common stock who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to the demand or to receive payment of dividends or other distributions on the shares, except for dividends or distributions payable to stockholders of record at a date before the effective time of the merger.

At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined an appraisal proceeding as a named party may withdraw his or her demand for appraisal and accept the terms offered in the merger agreement by delivering to Mediacom a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration. After this period, the stockholder may withdraw the demand for appraisal and receive payment for the shares as provided in the merger agreement only with the written approval of Mediacom. If no petition for appraisal is filed with the Delaware Court within 120 days after the effective time of the merger, stockholders’ rights to appraisal (if available) will cease, and all holders of shares of Mediacom common stock (other than the RBC Stockholders with respect to their shares of common stock that will be cancelled) will be entitled to receive the consideration offered pursuant to the merger agreement. Inasmuch as Mediacom has no obligation to file a petition for appraisal, and Mediacom has no present intention to do so, any holder of shares of Mediacom common stock who desires a petition for appraisal to be filed is advised to file it on a timely basis. Except in respect of a stockholder who has properly withdrawn its demand for appraisal within sixty days after the effective date of the merger (and who did not file the petition for appraisal or join the appraisal proceeding as a named party), no appraisal proceeding in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure of any stockholder to comply strictly with all of the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

THE SPECIAL MEETING

Date, Time and Place

The special meeting of stockholders of Mediacom will be held on [          ], 2011 at 10:00 A.M., New York time, at the offices of SNR Denton US LLP, 1221 Avenue of the Americas, 25th Floor, New York, New York 10020.

Purpose

At the special meeting, you will be asked:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of November 12, 2010, by and among Mediacom, Merger Sub and Mr. Commisso, as it may be amended from time to time, which, among other things, provides for the merger of Merger Sub with and into Mediacom, with Mediacom continuing as the surviving corporation.

2. To approve any motion to adjourn the special meeting to a later date to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve proposal 1.

3. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Record Date and Quorum Requirement

We have fixed January 14, 2011, as the record date. Only holders of record of Mediacom common stock as of the close of business on the record date will be entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, we expect that there will be approximately [          ] shares of Mediacom Class A common stock issued and outstanding held by approximately [          ] holders of record and 27,001,944 shares of Mediacom Class B common stock issued and outstanding held by three holders of record.

Each holder of record of Mediacom Class A common stock at the close of business on the record date is entitled to one vote for each share then held on each matter submitted to a vote of stockholders at the special meeting. Each holder of record of Mediacom Class B common stock at the close of business on the record date is entitled to ten votes for each share then held on each matter submitted to a vote of stockholders at the special meeting.

The presence, in person or by proxy, of stockholders entitled to cast a majority of the votes entitled to be cast by the stockholders will constitute a quorum for the special meeting. If you are a record holder on the record date and vote by proxy or in person at the special meeting, you will be counted for purposes of determining whether there is a quorum at the special meeting. Shares of Mediacom common stock that are present and entitled to vote but abstain from voting will be counted for purposes of determining whether a quorum is present, but their abstention will have the same effect as a vote “against” the merger proposal. Brokers, banks and other nominees holding shares for beneficial owners will not have discretionary power to vote the shares they hold unless they receive instructions from the beneficial owners of such shares. Uninstructed shares result in “broker non-votes,” which will have the same effect as votes “against” the merger proposal but will be counted for the purpose of determining whether there is a quorum for the transaction of business at the special meeting.

Voting by Proxy

Holders of record can ensure that their shares are voted at the special meeting by completing, signing, dating and mailing the enclosed proxy card in the enclosed postage-prepaid envelope. Submitting instructions by this method will not affect your right to attend the special meeting and vote.

Submitting Your Proxy Via Telephone or the Internet

Submitting your proxy via telephone or the Internet is fast, convenient and your proxy is immediately confirmed and tabulated. If you choose to submit your proxy via telephone or the Internet, instructions to do so are set forth on the enclosed proxy card. The telephone and Internet proxy procedures are designed to authenticate proxies by use of a personal identification number, which appears on the proxy card. These procedures, which comply with Delaware law, allow stockholders to appoint a proxy to vote their shares and to confirm that their instructions have been properly recorded. If you submit your proxy via telephone or the Internet, you do not have to mail in your proxy card, but your proxy must be received by 11:59 P.M., New York time, on [          ], 2011.

If you own your shares of Mediacom common stock in your own name, you can submit your proxy via the Internet in accordance with the instructions provided on the enclosed proxy card. If your shares are held by a bank, broker or other nominee, please follow the instructions provided with your proxy materials to determine if Internet or telephone voting are available. If your bank or broker does make Internet or telephone voting available, please follow the directions provided on the voting form supplied by your bank or broker.

Revoking Your Proxy

You may revoke your proxy at any time before your shares are voted at the special meeting by:

•	sending a written notice of your revocation to Joseph E. Young, Secretary, Mediacom Communications Corporation, 100 Crystal Run Road, Middletown, New York 10941;

•	submitting by mail, telephone or the Internet another proxy dated as of a later date; or

•	voting in person at the special meeting.

All revocations of your proxy must be received prior to the special meeting. Merely attending the special meeting will not revoke your proxy, but voting in person at the special meeting will revoke any previously submitted proxy.

Who to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact MacKenzie Partners, Inc., which is acting as a proxy solicitation agent and information agent in connection with the merger as follows:

[insert contact information for proxy solicitor]

Voting at the Special Meeting

Submitting a proxy now will not limit your right to vote at the special meeting if you decide to attend in person. If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the special meeting, you must bring to the special meeting a proxy from the record holder of the shares authorizing you to vote at the special meeting. Please contact your broker, bank or nominee for specific instructions.

Vote Required; How Shares are Voted

Approval of the adoption of the merger agreement (proposal 1) requires a vote of the holders of Mediacom common stock that satisfies two criteria:

•	first, proposal 1 must be approved by the affirmative vote of the holders of a majority of the aggregate voting power of the outstanding shares of Mediacom Class A common stock and Class B common stock, voting together as a single class; and

•	second, proposal 1 must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Mediacom Class A common stock, exclusive of shares of Mediacom Class A common stock held by Merger Sub, Mr. Commisso, any of their respective affiliates, any immediate family member of Mr. Commisso or any of the executive officers or directors of Mediacom and its subsidiaries.

Pursuant to Mediacom’s bylaws, the special meeting may be adjourned by the chairman of the meeting or by the affirmative vote of holders of a majority of the votes represented by shares present in person or by proxy and entitled to vote at the special meeting.

Subject to revocation, all shares represented by each properly executed proxy will be voted in accordance with the instructions indicated on the proxy. If you return a signed proxy card but do not provide voting instructions (other than in the case of broker non-votes), the persons named as proxies on the proxy card will vote “FOR” the adoption of the merger agreement and “FOR” any adjournment or postponement of the special meeting, and in such manner as the persons named on the proxy card in their discretion determine with respect to such other business as may properly come before the special meeting.

Abstentions and broker non-votes will have the same effect as a vote “AGAINST” adoption of the merger agreement. Broker non-votes will have no effect on, but abstentions will have the same effect as a vote “AGAINST,” any motion to adjourn the special meeting. If the special meeting is adjourned for any reason, at any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies that have been revoked or withdrawn).

The proxy card confers discretionary authority on the persons named on the proxy card to vote the shares represented by the proxy card on any other matter that is properly presented for action at the special meeting. As of the date of this proxy statement, we do not know of any other matter to be raised at the special meeting.

The RBC Stockholders who, as of November 30, 2010, collectively held shares representing approximately 99% of the outstanding shares of Mediacom Class B common stock, less than 1% of the outstanding shares of Mediacom Class A common stock and approximately 86% of the total voting power of Mediacom common stock, have entered into a voting agreement in which they have agreed to vote their shares in favor of the adoption of the merger agreement. See “Special Factors — Structure and Steps of the Merger.” The shares held by the RBC Stockholders subject to the voting agreement will not be counted in the majority of the minority vote.

Proxy Solicitation

This proxy statement is being furnished in connection with the solicitation of proxies by Mediacom. Mediacom will bear the cost of soliciting proxies. These costs include the preparation, assembly and mailing of this proxy statement, the notice of the special meeting of stockholders and the enclosed proxy card, as well as the cost of forwarding these materials to the beneficial owners of Mediacom common stock. Mediacom directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by telephone, e-mail, the Internet, facsimile or personal conversation, as well as by mail. Mediacom has retained MacKenzie Partners, Inc., a proxy solicitation firm, to assist with the solicitation of proxies for the special meeting for a fee estimated not to exceed $20,000 plus expenses. We may also reimburse brokerage firms, custodians, nominees, fiduciaries and others for expenses incurred in forwarding proxy material to the beneficial owners of Mediacom common stock. See “Special Factors — Estimated Fees and Expenses” for more information about the fees Mediacom expects to pay in connection with the merger.

Please do not send any certificates representing shares of Mediacom common stock with your proxy card. If the merger is completed, the procedure for the exchange of certificates representing shares of Mediacom common stock will be as described in this proxy statement. For a description of procedures for exchanging certificates representing shares of Mediacom common stock for the merger consideration following completion of the merger, see “The Merger Agreement — Payment for Mediacom Common Stock in the Merger.”

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. Although we believe that this description covers the material terms of the merger agreement, it may not contain all the information that is important to you and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement and incorporated herein by reference. You should read the merger agreement because it, and not this proxy statement, is the legal document that governs the merger.

Structure of the Merger

At the closing of the merger, Merger Sub will merge with and into Mediacom and the separate corporate existence of Merger Sub will cease. Mediacom will be the Surviving Corporation in the merger and will continue to be a Delaware corporation after the merger. The certificate of incorporation and bylaws of Mediacom, as amended and restated pursuant to the merger agreement, will be the certificate of incorporation and bylaws of the Surviving Corporation. Mr. Commisso will, from and after the closing of the merger, be the initial director of the Surviving Corporation, until his respective successor is duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation or until his earlier death, resignation or removal. The officers of Mediacom immediately prior to the effective time of the merger will, from and after the effective time of the merger, be the initial officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation or until their earlier death, resignation or removal.

When the Merger Becomes Effective

The closing of the merger will take place as soon as practicable, but in no event later than the third business day, after the satisfaction or waiver (if permitted) of the conditions to closing (other than those conditions that by their terms are to be satisfied at the closing), unless another date is agreed to in writing by Mr. Commisso and Mediacom. The merger will become effective at the time, which we refer to as the effective time of the merger, when Mediacom files a certificate of merger with the Secretary of State of the State of Delaware or such later time as the parties agree and specify in the certificate of merger.

Effect of the Merger on the Capital Stock and Certain Other Securities of Mediacom and Merger Sub

Capital Stock

At the effective time of the merger:

•	Each share of Mediacom common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by the RBC Stockholders, shares held by Mediacom or any of its wholly-owned subsidiaries and shares held by stockholders perfecting appraisal rights under Delaware law) will be cancelled and converted into the right to receive a cash payment of $8.75, which is referred to as the “merger consideration.”

•	Each share of Mediacom common stock that is held by the RBC Stockholders, Mediacom or any wholly-owned subsidiary of Mediacom immediately prior to the effective time of the merger will be automatically cancelled without payment.

•	All of the outstanding membership interests of Merger Sub, in the aggregate, will be converted into 1,000 shares of newly issued common stock of the Surviving Corporation.

Stock Options

Vested Employee Stock Options.  As of the effective time of the merger, each outstanding vested and unexercised option to purchase shares of Mediacom common stock held by an employee of Mediacom will be cancelled and the holder thereof (other than Mr. Commisso) will be entitled to receive a cash payment promptly following the merger equal to the product of (a) the number of shares of Mediacom common stock previously subject to such option multiplied by (b) the excess, if any, of the merger consideration over the exercise price per share previously subject to such option, subject to applicable tax withholding.

Unvested Employee Stock Options.  As of the effective time of the merger, each outstanding unvested and unexercised option to purchase shares of Mediacom common stock held by an employee of Mediacom will be cancelled and the holder thereof (other than Mr. Commisso) will be entitled to receive a cash payment on each vesting date (according to the vesting schedule provided in, and subject to the terms of, the applicable option award agreement) equal to the product of (a) the number of shares of Mediacom common stock previously subject to such option that would have vested on such date multiplied by (b) the excess, if any, of the merger consideration over the exercise price per share previously subject to such option, subject to applicable tax withholding.

Non-employee Director Stock Options.  As of the effective time of the merger, each outstanding and unexercised option to purchase shares of Mediacom common stock (whether vested or unvested) held by a non-employee director of Mediacom will be cancelled and the holder thereof will be entitled to receive a cash payment promptly following the merger equal to the product of (a) the number of shares of Mediacom common stock previously subject to such option multiplied by (b) the excess, if any, of the merger consideration over the exercise price per share previously subject to such option, without any interest and subject to applicable tax withholding.

As of the effective time of the merger, each outstanding stock option that has an exercise price that equals or exceeds $8.75 per share, and each stock option held by Mr. Commisso, will be cancelled without any cash payment to the holder thereof.

Restricted Stock Units

Employee Restricted Stock Units.  As of the effective time of the merger, each outstanding restricted stock unit representing shares of Mediacom common stock held by an employee of Mediacom will be cancelled and the holder thereof (other than Mr. Commisso) will be entitled to receive a cash payment on each vesting date (according to the vesting schedule provided in, and subject to the terms of, the applicable agreement) equal to the product of (a) the number of shares of Mediacom common stock previously subject to such unit that would have vested on such date multiplied by (b) the merger consideration, subject to applicable tax withholding.

Non-employee Director Restricted Stock Units.  As of the effective time of the merger, each outstanding restricted stock unit representing shares of Mediacom common stock held by a non-employee director of Mediacom will be cancelled and the holder thereof will be entitled to receive a cash payment promptly following the merger equal to the product of (a) the number of shares of common stock previously subject to such unit multiplied by (b) the merger consideration, subject to applicable tax withholding.

As of the effective time of the merger, each outstanding restricted stock unit held by Mr. Commisso will be cancelled without any cash payment to Mr. Commisso.

Employee Stock Purchase Plan

Under the merger agreement, we have agreed to terminate our employee stock purchase plan effective as of the date that is three days prior to the effective time of the merger.

Payment for Mediacom Common Stock in the Merger

As promptly as reasonably practicable after the effective time of the merger, the Surviving Corporation will deposit, or cause to be deposited, with BNY Mellon, as paying agent, sufficient cash to pay to the holders of Mediacom common stock the merger consideration of $8.75 per share. As soon as reasonably practicable after the effective time, the Surviving Corporation will instruct the paying agent to mail to each record holder of Mediacom common stock (excluding the RBC Stockholders, Mediacom or any of its wholly-owned subsidiaries and stockholders perfecting appraisal rights under Delaware law), a letter of transmittal and instructions for use in effecting the surrender of all Mediacom common stock certificates and shares of Mediacom common stock represented by book-entry held by such record holder in exchange for a cash payment of $8.75, without interest, for each share of Mediacom common stock owned. Shareholders should not send in their Mediacom common stock certificates until they receive the letter of transmittal.

If payment is to be made to a person other than the person in whose name the Mediacom common stock certificate or book-entry share surrendered is registered, it will be a condition of payment that the certificate or book-entry share so surrendered be properly endorsed or otherwise in proper form for transfer and that the person requesting payment pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate or book-entry share surrendered of the amount due to Mediacom common stockholders under the merger agreement, or that such person establish to the satisfaction of the paying agent that any such taxes have been paid or are not applicable.

Any portion of the payment fund held by the paying agent not distributed to the holders of Mediacom common stock six months following the effective time of the merger will be delivered to the Surviving Corporation, and after such transfer, any stockholders of Mediacom who have not properly surrendered their stock certificates or book-entry shares may look only to the Surviving Corporation for payment of the merger consideration.

Representations and Warranties

The merger agreement contains representations and warranties of each of Mediacom, Mr. Commisso and Merger Sub as to, among other things:

•	power and authority to execute and deliver the merger agreement and to perform its respective obligations under the merger agreement and to complete the transactions contemplated by the merger agreement;

•	the absence of certain conflicts, including certain conflicts with organizational documents and law, the absence of any breach or event of default under any contract, and the absence of any required governmental approvals other than those specified in the merger agreement, in each case arising out of the execution, delivery and performance of the merger agreement; and

•	the accuracy of the information supplied by such party for inclusion in the SEC filings contemplated by the merger agreement;

•	the absence of any fees owed to brokers or investment bankers in connection with the merger, other than those specified in the merger agreement.

The merger agreement also contains representations and warranties of Mediacom as to, among other things:

•	corporate organization, existence and good standing with respect to Mediacom and its subsidiaries;

•	the capitalization of Mediacom and the absence of preemptive rights or other rights to purchase or acquire equity securities of Mediacom or any of its subsidiaries, other than those specified in the merger agreement;

•	the accuracy of Mediacom’s filings with the SEC and the compliance of Mediacom’s financial statements with GAAP;

•	the payment by Mediacom and its subsidiaries of taxes and the filing of tax returns;

•	the information provided to Mr. Commisso regarding the amount of “restricted payments” that are allowed under Mediacom’s subsidiaries’ indentures and credit agreements;

•	Mediacom’s employee benefit plans and other agreements with its employees;

•	the absence of any notice that any renewal of any of Mediacom’s cable television franchises having been challenged or objected to or otherwise questioned;

•	the absence of undisclosed liabilities;

•	the stockholder votes necessary to adopt the merger agreement;

•	the opinion of the special committee’s financial advisors; and

•	the limit of Mr. Commisso’s and Merger Sub’s representations and warranties to those set forth in the merger agreement.

The merger agreement also contains representations and warranties of Mr. Commisso and Merger Sub as to, among other things:

•	the formation, existence and good standing of Merger Sub;

•	the absence of any previous business activities by Merger Sub other than in connection with the transactions contemplated by the merger agreement;

•	the absence of any material negotiations with respect to, and absence of any current plan by the RBC Stockholders and their affiliates to engage in, a sale of Mediacom or any substantial portion of the assets of Mediacom, or any agreement that would constitute a material change to Mediacom’s existing long term business plan; and

•	the limit of Mediacom’s representations and warranties to those set forth in the merger agreement.

Some of the representations and warranties in the merger agreement are qualified by materiality qualifications or a “material adverse effect” clause. For purposes of the merger agreement, “material adverse effect” means any event, change, or development having an effect that individually or in the aggregate is or would reasonably be expected to be materially adverse to the business, assets (including intangible assets), condition (financial or otherwise) or results of operations of Mediacom and its subsidiaries, taken as a whole, or would reasonably be expected to materially impair Mediacom’s ability to perform its obligations under the merger agreement, other than any adverse effect (a) that results from general economic, business, financial or market conditions that does not disproportionately affect Mediacom or any of its subsidiaries, (b) arising from any action taken by Mediacom to comply with its obligations under the merger agreement and (c) generally affecting the industries in which Mediacom or its subsidiaries operates that does not disproportionately affect Mediacom or its subsidiaries relative to the other participants in such industry.

Agreements Related to the Conduct of Business

The merger agreement provides that, subject to certain exceptions or as consented to in writing by Mr. Commisso, during the period from the signing of the merger agreement to the effective time of the merger, Mediacom, among other things, will, and will cause its subsidiaries to, conduct their respective businesses in the ordinary course and use its reasonable best efforts to preserve intact and maintain its business organization, assets and goodwill and relationship with customers, suppliers and others having business dealings with it and to keep available the services of its key officers and employees on terms and conditions substantially comparable to those currently in effect and maintain its current material franchises and other rights, in each case, consistent with past practice and, subject to certain exceptions, will not and will not permit any of its subsidiaries to, without the prior consent of Mr. Commisso:

•	adopt or propose to adopt any change in the certificate of incorporation or bylaws of Mediacom or adopt any material change in the certificate of incorporation, bylaws or other comparable organizational documents of any subsidiary of Mediacom;

•	declare or pay any dividends on or make other distributions in respect of any of its capital stock, except dividends paid by a subsidiary of Mediacom to Mediacom or a subsidiary of Mediacom;

•	split, combine or reclassify any of its capital stock or authorize the issuance of any other securities in respect of its capital stock;

•	repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock or the capital stock of its subsidiaries other than pursuant to Mediacom’s stock plans;

•	issue, sell, grant, pledge or otherwise encumber any shares of its capital stock of any class, or other securities convertible into shares of its capital stock, including stock options, other than as permitted in the merger agreement;

•	merge or consolidate with another entity (other than mergers of wholly-owned subsidiaries of Mediacom) or, other than in the ordinary course of business consistent with past practice, acquire an amount of assets or equity of another entity in excess of $500,000;

•	sell, lease, license, subject to certain liens, or otherwise dispose of any assets, property or rights in an amount in excess of $500,000 in the aggregate, other than as permitted in the merger agreement;

•	make any new loans or investments other than as permitted in the merger agreement;

•	modify benefits or accelerate payments or the vesting of benefits under any Mediacom benefit plan, except as required by an existing agreement, certain plans or law;

•	increase compensation or benefits of directors, officers, employees, consultants, representatives or agents, other than in the ordinary course of business consistent with past practice or as required by applicable law or any company benefit plan;

•	other than in the ordinary course of business, consistent with past practice, enter into or modify change of control, severance, consulting, retention or employment agreements with any officer of Mediacom, or any change of control, severance, consulting, retention or employment plan, program or arrangement;

•	other than in the ordinary course of business, settle or compromise any action material to the business of Mediacom and its subsidiaries, taken as a whole, or enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any action except those settlements and compromises that relate to taxes or that individually or in the aggregate are not material to Mediacom or its subsidiaries, taken as a whole;

•	other than in the ordinary course and consistent with past practice, make or rescind any express or deemed material election relating to taxes or consent to any extension of the limitations period applicable to any material tax claim or assessment, settle any material action relating to taxes or surrender any right to obtain a material tax refund or credit, offset or other reduction in tax liability, or change in a manner that is material to the business of Mediacom and its subsidiaries taken as a whole any method of reporting income from those employed in the preparation of Mediacom’s December 31, 2009 federal income tax returns;

•	enter into any transaction that would result in a material reduction in the amount of “restricted payments” that are allowed under Mediacom’s subsidiaries’ indentures or credit facilities;

•	enter into or renew or extend any agreements or arrangements that limit materially or otherwise materially restrict Mediacom, or that could, after the effective time of the merger, limit or restrict the Surviving Corporation from engaging or competing in any line of business or in any geographic area;

•	materially change any method of accounting or accounting principles or practices, except as required by a change in GAAP or applicable law or regulations or required by the SEC;

•	other than in the ordinary course of business consistent with past practice, cancel or modify any material insurance policy, which is not replaced by a comparable amount of insurance coverage;

•	adopt a plan of liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	take or omit to take any actions that would or would be reasonably expected to result in any of the conditions contemplated by the merger agreement not being satisfied or materially impairing the ability of the parties to consummate the merger or materially delay the closing of the merger; or

•	agree to do any of the foregoing.

Other Covenants and Agreements

Notification of Certain Matters

We must give prompt notice to Mr. Commisso and Merger Sub, and Mr. Commisso and Merger Sub must give prompt notice to us, of the occurrence or failure to occur of any event that would be likely to cause (a) any representation or warranty contained in the merger agreement to be untrue or inaccurate in any material respect, or (b) any material failure of Mediacom, Mr. Commisso or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement.

Mr. Commisso must also give us notice if Mr. Commisso engages in negotiations relating to, agrees to, or executes any agreement involving (a) the sale, lease or exchange of all or substantially all of Mediacom’s or the Surviving Corporation’s assets, (b) the offer or sale of a material number of shares of Mediacom or the Surviving Corporation, or (c) the merger, combination or reorganization of Mediacom or the Surviving Corporation with another person or entity subsequent to the Closing.

Indemnification of Directors and Officers; Insurance

Until the sixth anniversary of the effective time of the merger, the right to indemnification, advancement of expenses and exculpation of officers and directors provided for in the constituent documents of Mediacom and its subsidiaries on terms no less favorable than as in effect on the date of the merger agreement must be maintained with respect to matters occurring prior to the effective time.

Until the sixth anniversary of the effective time of the merger, the Surviving Corporation must maintain officers’ and directors’ liability insurance covering Mediacom’s present and former officers and directors at the effective time of the merger with respect to matters occurring prior to the effective time of the merger, on terms with respect to coverage and amount no less favorable than those of the applicable policies in effect on the date of the merger agreement, to the extent that such coverage can be maintained at an annual cost to the Surviving Corporation of not greater than 200% of the aggregate premiums currently paid by Mediacom, and, if such tail coverage cannot be so maintained at such cost, providing as much of such insurance coverage as can be so maintained at a cost equal to 200% of the annual premium for Mediacom’s insurance policies.

Access and Information

We must afford to Mr. Commisso, Merger Sub and their respective representatives reasonable access during normal business hours, during the period prior to the effective time of the merger, to all of its books and records, facilities, personnel, management reports and other information. Mr. Commisso and Merger Sub agree to keep all non-public information obtained through this access in strict confidence.

Reasonable Best Efforts; Restricted Payment Capacity

Mediacom, Mr. Commisso and Merger Sub must cooperate and use their reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, including using their reasonable best efforts to (a) obtain all necessary consents, approvals, waivers, authorizations, permits, filings or notifications from other parties to material agreements, leases and other contracts, provided that Mediacom will not be required to make any payments or provide any economic benefits to third parties prior to the effective time of the merger in order to obtain any waivers, consents or approvals from third parties, (b) obtain all necessary consents, approvals, waivers, authorizations, permits, filings or notifications as are required to be obtained under any applicable law, (c) lift or rescind any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal, adversely affecting the ability of Mediacom, Mr. Commisso and Merger Sub to consummate the transactions contemplated by the merger agreement, (d) effect any necessary registrations and filings and submissions of information requested by governmental authorities, (e) assist in the preparation, execution and delivery of certificates and documents demonstrating compliance with restrictive covenants in Mediacom’s subsidiaries’ indentures and credit agreements, and (f) fulfill all conditions to the merger agreement.

Mediacom and its subsidiaries will take all necessary action, as required by the merger agreement, to execute and deliver all documents and certificates necessary to borrow sufficient funds under certain specified credit agreements to fund the aggregate merger consideration and other payments required to be paid by the Surviving Corporation pursuant to the merger agreement.

No Solicitation of Competing Proposals

Mediacom and its subsidiaries are prohibited from directly or indirectly (i) initiating, inducing, soliciting, facilitating or encouraging any inquiry or the making, submission or announcement of any proposal that constitutes a Takeover Proposal (as defined below), (ii) entering into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal or (iii) continuing or otherwise participating in any discussions or negotiations regarding, furnishing to any person any information or data with respect to Mediacom in connection with or in response to, or otherwise cooperating with or taking any other action to facilitate any proposal that (A) constitutes a Takeover Proposal or (B) requires Mediacom to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement. Notwithstanding the foregoing, prior to the adoption of the merger agreement by Mediacom’s stockholders (including the majority of the minority vote), Mediacom may, in response to a bona fide written Takeover Proposal that did not result from a breach of this covenant:

•	furnish information or data with respect to Mediacom or any of its subsidiaries to the person making such Takeover Proposal pursuant to and in accordance with a confidentiality agreement containing customary terms and conditions, provided that (a) the confidentiality agreement shall include a customary “standstill” provision restricting the person from acquiring any outstanding Mediacom securities, and shall not include any provision providing for any exclusive right to negotiate with Mediacom or that would prevent Mediacom from complying with its obligations under the merger agreement, and (b) all such information provided to such person has previously been provided to a RBC Stockholder or is provided to a RBC Stockholder prior to or concurrently with the time it is provided to such person; and

•	participate in discussions or negotiations with such person regarding such Takeover Proposal;

provided, in each case, that the special committee determines in good faith, by resolution duly adopted after consultation with its outside legal counsel and financial advisors, that (i) the failure to furnish such information or participate in such discussions or negotiations would reasonably be expected to constitute a breach of its fiduciary duties to the stockholders of Mediacom (other than the RBC Stockholders) under applicable law and (ii) such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below).

Within twenty-four hours after the receipt by Mediacom of any Takeover Proposal or any inquiry with respect to any Takeover Proposal, Mediacom must provide notice to the RBC Stockholders of (i) the Takeover Proposal or inquiry, (ii) the identity of the person making any such Takeover Proposal or inquiry and (iii) the material terms and conditions of any such Takeover Proposal or inquiry (including any amendments or modifications thereto). Mediacom is also required to keep the RBC Stockholders informed on a current basis of the status of any such Takeover Proposal, including any changes to the price or other material terms and conditions thereof.

Neither the board of directors of Mediacom nor any committee of the board of directors may (i) withdraw, modify or qualify in any manner adverse to Mr. Commisso, its recommendation that Mediacom’s stockholders adopt the merger agreement or take any action or make any statement in connection with the special meeting inconsistent with such recommendation or (ii) approve any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal. However, at any time prior to the adoption of the merger agreement by Mediacom’s stockholders (including the majority of the minority vote), the special committee may, in response to a Superior Proposal or an Intervening Event (as defined below) and subject to compliance with the terms summarized in the succeeding sentence, change its recommendation that Mediacom’s stockholders adopt the merger agreement, if the special committee determines in good faith, by resolution duly adopted after consultation with its outside legal counsel and financial advisors, that such action is required to comply with its fiduciary duties to the stockholders of Mediacom (other than the RBC Stockholders) under applicable law. The Special Committee may not withdraw, modify or qualify in any manner adverse to Mr. Commisso its recommendation that Mediacom’s stockholders adopt the merger agreement or take any action or make any statement in connection with the special meeting inconsistent with such recommendation pursuant to the preceding sentence unless the special committee (x) provided prior written notice to the RBC Stockholders that it is prepared to effect a change in its recommendation in response to the Superior Proposal or an Intervening Event (which notice must, in the case of a Superior Proposal, specify the material terms and conditions of the Superior Proposal and identify the person making the Superior Proposal or, in the case of an Intervening Event, describe such event and its effect on Mediacom), and (ii) negotiated during the four business day period following the RBC Stockholders’ receipt of such notice with the RBC Stockholders (to the extent the RBC Stockholders wish to negotiate) to enable the RBC Stockholders to make a proposal that renders the Superior Proposal no longer a Superior Proposal, or obviates the need for the special committee to change their recommendation as a result of the Intervening Event, as the case may be. Notwithstanding any change in the recommendation of Mediacom’s board of directors, the merger agreement must be submitted to the stockholders of Mediacom at the special meeting for the purpose of adopting the merger agreement.

As used in the merger agreement, “Intervening Event” means an event, fact, circumstance or development, unknown to the special committee as of the date of the merger agreement, which becomes known prior to the adoption of the merger agreement by Mediacom’s stockholders (including the majority of the minority vote).

As used in the merger agreement, “Takeover Proposal” means any proposal or offer in respect of (i) a tender or exchange offer, merger, consolidation, business combination, share exchange, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving Mediacom with any person other than Mr. Commisso, Merger Sub or any affiliate thereof, (ii) Mediacom’s acquisition of any third party in a business combination transaction in which the stockholders of the third-party immediately prior to consummation of such business combination transaction will own more than 20% of Mediacom’s outstanding capital stock immediately following such transaction, including the issuance by Mediacom of more than 20% of any class of its equity securities as consideration for assets or securities of a third-party, or (iii) any direct or indirect acquisition by any third-party of 20% or more of the outstanding capital stock of Mediacom or of 20% or more of the consolidated assets of Mediacom and its subsidiaries, in a single transaction or a series of related transactions.

As used in the merger agreement, “Superior Proposal” means any bona fide written proposal or offer made by a third-party in respect of a business combination transaction involving, or any purchase or acquisition of, (i) at least 66% of Mediacom’s outstanding common stock (ii) at least 66% of the voting power of Mediacom’s capital stock or (iii) at least 66% of the consolidated assets of Mediacom and its subsidiaries, which business combination transaction or other purchase or acquisition contains terms and conditions that the special committee determines in good faith, by resolution duly adopted after consultation with its outside counsel and financial advisor, would result in a transaction that if consummated would be more favorable to Mediacom’s stockholders (other than the RBC Stockholders) than the transactions contemplated by the merger agreement; provided, however, that such business combination transaction shall not be deemed to be a “Superior Proposal” unless the Special Committee determines in good faith that any financing required to consummate such business combination transaction is capable of being, and is reasonably likely to be, obtained.

Proxy Statement; Schedule 13E-3

On [          ], Mediacom filed with the SEC this definitive proxy statement, and Mediacom, Mr. Commisso and Merger Sub filed with the SEC an amended Schedule 13E-3.

Stockholders Meeting

Mediacom, as soon as reasonably practicable after the SEC completes its review of the proxy statement, must duly call, give notice of, convene and hold a special meeting of its stockholders for the purpose of considering and taking action upon the adoption of the merger agreement. The board of directors of Mediacom recommends that stockholders adopt the merger agreement. However, the special committee may withdraw or modify its recommendation in accordance with the terms of the merger agreement as described above. The RBC Stockholders have agreed to vote all of the shares of Mediacom stock owned of record by them in favor of the adoption of the merger agreement. See “Special Factors — Voting Agreement” for more information.

Solvency Opinion

Mediacom, Mr. Commisso and Merger Sub must use their reasonable best efforts to retain a nationally recognized appraisal or valuation firm for purposes of obtaining from such firm its opinion as to whether each of Mediacom and each of its subsidiaries that is contemplated to make a distribution in connection with the transactions contemplated the merger agreement will (i) in the case of any such entity that is a corporation, have at the closing of the merger sufficient surplus under Delaware law out of which to make such distribution, (ii) in the case any such entity that is a limited liability company, after giving effect to the transactions contemplated by the merger agreement, have at the closing of the merger assets the fair market value of which exceed its liabilities and (iii) in the case of all such entities, after giving effect to the transactions contemplated by the merger agreement, (x) be able to pay its debts as they come due, (y) have assets the fair value and present fair salable value of which exceed its stated liabilities and identified contingent liabilities and (z) have remaining capital that is not unreasonably small for the business in which such entity is engaged and proposed to be engaged.

Conditions to Completion of the Merger

The obligations of Mediacom, Mr. Commisso and Merger Sub to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or waiver (if waivable), at or before the closing date of the merger, of the following conditions:

•	the adoption of the merger agreement by the affirmative vote of the holders of a majority of the aggregate voting power of the outstanding shares of Mediacom Class A common stock and Class B common stock entitled to vote, voting together as a single class;

•	the adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Mediacom Class A common stock, exclusive of shares of Mediacom Class A common stock held by Merger Sub, Mr. Commisso, any of their respective affiliates, any immediate family member of Mr. Commisso or any of the executive officers or directors of Mediacom and its subsidiaries;

•	the absence of any action instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of the merger or other transactions contemplated by the merger agreement;

•	no orders suspending the use of this proxy statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC;

•	the absence of any order or other action issued or taken by a court of competent jurisdiction or United States federal or state governmental entity enjoining or otherwise prohibiting the completion of the merger or the other transactions contemplated by the merger agreement; and

•	the receipt of the solvency opinion described above by Mediacom.

The obligations of Mr. Commisso and Merger Sub to effect the transactions contemplated by the merger agreement are subject to the satisfaction or waiver, at or before the closing date of the merger, of the following additional conditions:

•	the representations and warranties of Mediacom set forth in the merger agreement, made as if none of the representations and warranties contained any qualifications or limitations as to materiality or material adverse effect, being true and correct as of the date of the merger agreement and as of the closing of the merger as though made on and as of the closing of the merger, except (with certain exceptions) where the failure of any such representation or warranty, individually or in the aggregate, with all other such failures, to be true and correct has not had or would not reasonably be expected to have or constitute a material adverse effect;

•	Mediacom’s performance or compliance in all material respects with all agreements and covenants to be performed by Mediacom under the merger agreement at or prior to the closing date;

•	the absence of any state of facts, event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have a material adverse effect with respect to Mediacom and its subsidiaries since the date of the merger agreement;

•	the absence of any pending suit, action or proceeding by any governmental entity or other person (other than any action by any Mediacom stockholder challenging the fairness of the transactions contemplated by the merger agreement, relating to any disclosures set forth in this proxy statement, the Schedule 13E-3, or any communication required to be filed by Rule 13E-3 or Rule 14A of the Exchange Act in connection with the transactions contemplated by the merger agreement, or alleging breach of fiduciary duties in connection with any actions taken related to the merger agreement), in each case that has a reasonable likelihood of success, challenging or seeking to restrain or prohibit any of the transactions contemplated by the merger agreement;

•	the receipt by Mediacom of sufficient funds to pay the aggregate merger consideration and other payments required to be made by the Surviving Corporation at the closing in connection with the transactions as contemplated by the merger agreement; and

•	the total number of shares of Mediacom common stock with respect to which appraisal rights shall have been properly demanded must not exceed 10% of the issued and outstanding shares of Mediacom Class A common stock immediately prior to the filing of the certificate of merger.

The obligation of Mediacom to effect the transactions contemplated by the merger agreement is subject to the satisfaction or waiver, at or before the closing of the merger, of the following additional conditions:

•	the representations and warranties of Mr. Commisso and Merger Sub set forth in the merger agreement, made as if none of such representations and warranties contained any qualifications or limitations as to materiality or material adverse effect, being true and correct as of the date of the merger agreement and as of the closing of the merger as though made on the closing of the merger, except (with certain exceptions) where the failure of any such representation and warranty, individually or in the aggregate, with all other such failures, to be true and correct has not resulted in or would not reasonably be expected to result in a material adverse effect; and

•	Each of Mr. Commisso’s and Merger Sub’s performance or compliance in all material respects with all agreements and covenants to be performed by it under the merger agreement at or prior to the closing of the merger.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether prior to or after Mediacom’s stockholders adopt the merger agreement by the required votes:

•	by mutual written consent of Mr. Commisso and Mediacom (acting at the direction of the special committee);

•	by either Mr. Commisso or Mediacom (with the prior approval of the special committee), if:

•	the merger is not consummated by June 1, 2011; provided that the right to terminate the merger agreement pursuant to this provision is not available to any party whose failure to perform any of its obligations under the merger agreement has been the cause of the failure of the merger to be consummated by such time;

•	any governmental entity of competent jurisdiction issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting the merger and such order or other action has become final and non-appealable; or

•	the requisite approval of Mediacom’s stockholders has not been obtained at the special meeting or any adjournment or postponement thereof; provided that the right to terminate the merger agreement pursuant to this provision is not available to Mediacom if it has not complied in all material respects with the provisions of the merger agreement regarding the solicitation of and responses to Takeover Proposals;

•	by Mr. Commisso if:

•	Mediacom has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the merger agreement, which breach or failure to perform (A) is incapable of being cured by Mediacom prior to June 1, 2011 or is not cured by such date and (B) would result in a failure of the condition to Mr. Commisso’s and Merger Sub’s obligation to consummate the merger with respect to such representation, warranty or covenant as set forth in the merger agreement; or

•	Mediacom’s board of directors has changed its recommendation that Mediacom’s stockholders vote to adopt the merger agreement;

•	by Mediacom if Mr. Commisso or Merger Sub has breached or failed to perform in any material respect any of their representations, warranties or covenants contained in the merger agreement, which breach or failure to perform (A) is incapable of being cured by Mr. Commisso or Merger Sub, as the case may be, prior to June 1, 2011 or is not cured by such date and (B) would result in a failure of the condition to Mediacom’s obligation to consummate the merger with respect to such representation, warranty or covenant as set forth in the merger agreement.

Effect of Termination; Remedies

If the merger agreement is terminated in accordance with its terms, it will become void and have no effect, and there will be no liability on the part of any of the parties, except that the provisions with respect to the payment of expenses as described below and certain other general provisions will survive, and no party will be relieved from any liability or damages arising from a willful and material breach of any provision of the merger agreement.

No party to the merger agreement will have any liability for monetary damages except for a willful and material breach of the merger agreement. In addition, Mr. Commisso and Merger Sub’s liability for monetary damages is capped at $10,000,000.

Termination Expenses

If the merger agreement is terminated by any party for any reason other than by Mediacom as a result of Mr. Commisso’s or Merger Sub’s breach or failure to perform in any material respect, then Mediacom shall, no later than ten business days after such termination, reimburse Mr. Commisso and Merger Sub for all of their expenses (not to exceed $2,500,000 in the aggregate).

Amendments and Waivers

The merger agreement may not be amended and no waiver, consent or approval by or on behalf of Mediacom may be granted except pursuant to an instrument in writing signed by or on behalf of Mediacom (or the special committee, if applicable) following approval of such action by the special committee and signed by Mr. Commisso and Merger Sub; provided, however, that following adoption of the merger agreement at the special meeting, no amendment may be made to the merger agreement that by law requires further approval or authorization by the stockholders of Mediacom without such further approval or authorization. From and after the date of the merger agreement, the board of directors of Mediacom can act solely through the special committee with respect to any actions of Mediacom to be taken with respect to the merger agreement, including any amendment, modification, or waiver of the merger agreement.

At any time prior to the effective time of the merger, the special committee on behalf of Mediacom or Mr. Commisso and Merger Sub may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document, certificate or writing delivered by the other party pursuant to the merger agreement, or (c) waive compliance by the other party with any of the agreements or with any conditions to such party’s obligations.

ADJOURNMENT

Pursuant to Mediacom’s bylaws, the special meeting may be adjourned by the chairman of the meeting or by the affirmative vote of holders of a majority of the votes represented by shares present in person or by proxy and entitled to vote at the special meeting. Upon receiving the requisite authorization, Mediacom may then adjourn the special meeting (including a further adjournment of an adjourned meeting) to a date within 30 days of the special meeting without further notice other than by an announcement made at the special meeting (or such adjourned meeting). If the requisite stockholder vote to adopt the merger agreement has not been received at the time of the special meeting (or such adjourned meeting), Mediacom may choose to solicit additional proxies in favor of adoption of the merger agreement.

INFORMATION CONCERNING MEDIACOM

We are the nation’s eighth largest cable company based on the number of customers who purchase one or more video services, also known as basic subscribers. We are among the leading cable operators focused on serving the smaller cities in the United States, with a significant customer concentration in the Midwestern and Southeastern regions. We are the largest and second largest cable company in Iowa and Illinois, respectively. Approximately 69% of our basic subscribers are in the top 100 television markets in the United States, commonly referred to as Nielsen Media Research designated market areas, with more than 55% in DMAs that rank between the 60th and 100th largest.

Through our interactive broadband network, we provide our customers with a wide variety of advanced products and services, including video services, such as video-on-demand, high-definition television and digital video recorders, high-speed data (which we refer to “HSD”) and phone service. We offer the triple-play bundle of video, HSD and phone over a single communications platform, a significant advantage over most competitors in our service areas. As of September 30, 2010, we offered our bundle of video, HSD and phone services to approximately 94% of our estimated 2.81 million homes passed in 22 states. As of the same date, we served approximately 1.20 million basic subscribers, 717,000 digital video customers, 827,000 HSD customers and 324,000 phone customers, aggregating 3.07 million revenue generating units.

Our Class A common stock trades on The NASDAQ Global Select Market under the symbol “MCCC.” Our predecessor company was founded in July 1995 by Mr. Commisso, who beneficially owns shares of our common stock representing the majority of the aggregate voting power of our common stock.

Mediacom’s mailing address is 100 Crystal Run Road, Middletown, New York 10941, and its telephone number is (845) 695-2600. A detailed description of Mediacom’s business is contained in Mediacom’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, each of which is incorporated by reference into this proxy statement. See “Additional Information.”

DIRECTORS AND EXECUTIVE OFFICERS OF MEDIACOM

The following persons are the executive officers and directors of Mediacom as of the date of this proxy statement. Each executive officer will serve until the earlier of the time a successor is elected by the board of directors or his or her resignation or removal. None of these persons or Mediacom has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of these persons has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. All of the directors and executive officers of Mediacom are citizens of the United States and can be reached c/o Mediacom Commumications Corporation, 100 Crystal Run Road, Middletown, New York 10941.

Rocco B. Commisso.  Mr. Commisso has 32 years of experience with the cable television industry and has served as our Chairman and Chief Executive Officer since founding our predecessor company in July 1995. He has served as a director of our company since November 1999. From 1986 to 1995, he served as Executive Vice President, Chief Financial Officer and a director of Cablevision Industries Corporation. From 1981 to 1986, Mr. Commisso served as Senior Vice President of Royal Bank of Canada’s affiliate in the United States, where he founded and directed a specialized lending group to media and communications companies. Mr. Commisso began his association with the cable industry in 1978 at The Chase Manhattan Bank, where he managed the bank’s lending activities to communications firms including the cable industry. He serves on the board of directors and executive committees of the National Cable Television Association and Cable Television Laboratories, Inc., and on the board of directors of C-SPAN and the National Italian American Foundation. Mr. Commisso holds a Bachelor of Science in Industrial Engineering and a Master of Business Administration from Columbia University.

Thomas V. Reifenheiser.  Mr. Reifenheiser has been a director of our company since February 2000. Mr. Reifenheiser retired as a Managing Director of JPMorgan Chase & Co., overseeing the Global Media and Telecommunications Division, in September 2000 after 38 years with JPMorgan Chase & Co. and its predecessors. Mr. Reifenheiser is a member of the board of directors and various committees of Cablevision Systems Corporation, Lamar Advertising Company and, until April 2010, Citadel Broadcasting Corporation.

Natale S. Ricciardi.  Mr. Ricciardi has been a director of our company since February 2000. Mr. Ricciardi has held various management positions with Pfizer Inc. for the past 38 years. Mr. Ricciardi joined Pfizer in 1972 and currently serves as Senior Vice President, Pfizer Inc. and President/Team Leader, Pfizer Global Manufacturing, with responsibility for all of Pfizer’s manufacturing and supply activities. He is a member of the Pfizer Executive Leadership Team.

Scott W. Seaton.  Mr. Seaton has been a director of our company since April 2009. Mr. Seaton has been in investment banking for over 20 years. Since June 2010, he has been a managing director in the media investment banking group of Oppenheimer & Co., a unit of Oppenheimer Holdings Inc. From April 2009 to July 2010 he was a Partner of Londonderry Capital LLC, a financial advisory firm focused on media and telecommunications companies. From 2002 to April 2009, he was a Managing Director in the Technology, Media and Telecommunications investment banking group of Bank of America. From 1996 to 2002, Mr. Seaton was a Managing Director in the investment banking department of Credit Suisse First Boston.

Mark E. Stephan.  Mr. Stephan has 24 years of experience with the cable television industry and has served as a director of our company since November 1999 and as our Executive Vice President and Chief Financial Officer since July 2005. From November 2003 to July 2005, he was Executive Vice President, Chief Financial Officer and Treasurer, and from March 1996, the commencement of our operations, to November 2003 our Senior Vice President, Chief Financial Officer and Treasurer. From July 1993 to March 1996, Mr. Stephan served as Vice President, Finance, for Cablevision Industries. Prior to that time, he served as Manager of the telecommunications and media lending group of Royal Bank of Canada.

Robert L. Winikoff.  Mr. Winikoff has been a director of our company since February 2000. Mr. Winikoff has been a partner of the law firm of SNR Denton US LLP (previously known as Sonnenschein Nath & Rosenthal LLP) since August 2000. Prior to that time, he was a partner of the law firm of Cooperman Levitt Winikoff Lester & Newman, P.C. for more than 20 years. SNR Denton currently serves as our outside general counsel, and prior to such representation, Cooperman Levitt Winikoff Lester & Newman, P.C. served as our outside general counsel from 1995.

John G. Pascarelli.  Mr. Pascarelli has 30 years of experience with the cable industry and has served as our Executive Vice President, Operations since November 2003. Prior to that he was our Senior Vice President, Marketing and Consumer Services from June 2000 and our Vice President of Marketing from March 1998. Before joining us in March 1998, Mr. Pascarelli served as Vice President, Marketing for Helicon Communications Corporation from January 1996 to February 1998 and as Corporate Director of Marketing for Cablevision Industries from 1988 to 1995. Prior to that time, Mr. Pascarelli served in various marketing and system management capacities for Continental Cablevision, Inc., Cablevision Systems and Storer Communications.

Italia Commisso Weinand.  Mrs. Weinand has 34 years of experience with the cable industry and has served as our Senior Vice President, Programming and Human Resources since 1998. Before joining us in April 1996, Ms. Weinand served as Regional Manager for Comcast Corporation from July 1985. Prior to that time, Ms. Weinand held various management positions with Tele-Communications, Inc., Times Mirror Cable and Time Warner, Inc. Ms. Weinand is the sister of Mr. Commisso.

Joseph E. Young.  Mr. Young has 26 years of experience with the cable industry and has served as our Senior Vice President, General Counsel and Secretary since November 2001. Before joining us, Mr. Young served as Executive Vice President, Legal and Business Affairs, for LinkShare Corporation, an Internet-based provider of marketing services, from September 1999 to October 2001. Prior to that time, he practiced corporate law with Baker Botts, LLP from January 1995 to September 1999. Previously, Mr. Young was a partner with the Law Offices of Jerome H. Kern and a partner with Shea & Gould.

Charles J. Bartolotta.  Mr. Bartolotta has 28 years of experience with the cable industry and has served as our Senior Vice President, Enterprise Solutions and Field Service Operations since July 2008. Before joining us in October 2000, Mr. Bartolotta served as Division President for AT&T Broadband, LLC from July 1998, where he was responsible for managing an operating division serving nearly three million customers. Prior to that time, he served as Regional Vice President of Tele-Communications, Inc. from January 1997 and as Vice President and General Manager for TKR Cable Company from 1989. Prior to that time, Mr. Bartolotta held various management positions with Cablevision Systems Corporation.

Calvin G. Craib.  Mr. Craib has 29 years of experience with the cable industry, and has served as our Senior Vice President, Business Development since August 2001. He also assumed responsibility of Corporate Finance in June 2008. Prior to that time, Mr. Craib was our Vice President, Business Development since April 1999. Before joining us in April 1999, he served as Vice President, Finance and Administration for Interactive Marketing Group from June 1997 to December 1998 and as Senior Vice President, Operations, and Chief Financial Officer for Douglas Communications from January 1990 to May 1997. Prior to that time, Mr. Craib served in various financial management capacities at Warner Amex Cable and Tribune Cable.

Brian M. Walsh.  Mr. Walsh has 23 years of experience with the cable industry and has served as our Senior Vice President and Corporate Controller since February 2005. Prior to that time, he was our Senior Vice President, Financial Operations from November 2003, our Vice President, Finance and Assistant to the Chairman from November 2001, our Vice President and Corporate Controller from February 1998 and our Director of Accounting from November 1996. Before joining us in April 1996, Mr. Walsh held various management positions with Cablevision Industries from 1988 to 1995.

For information about the directors and officers of the Surviving Corporation after the completion of the merger, see “Special Factors — Effects of the Merger — Directors and Management of the Surviving Corporation.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is certain selected financial and other information relating to Mediacom. The selected financial data has been excerpted or derived from the financial statements and selected financial data contained in Mediacom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (referred to as the “Form 10-K”) and the unaudited financial statements contained in Mediacom’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (referred to as the “Form 10-Q”). This data should be read in conjunction with the audited and unaudited consolidated financial statements and other financial information contained in the Form 10-K and the Form 10-Q, respectively, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and the following summary is qualified in its entirety by reference to such reports and all of the financial information and notes contained therein. Copies of such reports may be examined at or obtained from the SEC. Mediacom’s audited financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 are incorporated by reference into this proxy statement from the Form 10-K. Mediacom’s unaudited financial statements as of September 30, 2010 and September 30, 2009, and for the nine months ended September 30, 2010 and September 30, 2009 are incorporated by reference into this proxy statement from the Form 10-Q. See “Additional Information” below.

	(Unaudited)
	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008(10)	2007	2006(11)	2005
	(Amounts in thousands, except per share data and operating data)

Statement of Operations Data:
Revenues	$1,120,039	$1,088,316	$1,460,359	$1,401,894	$1,293,375	$1,210,400	$1,098,822
Costs and expenses:
Service costs	483,620	463,172	618,696	585,362	544,072	492,729	438,768
Selling, general and administrative expenses	206,745	202,487	274,452	278,942	264,006	252,688	232,514
Corporate expenses	25,210	24,840	32,820	30,824	27,637	25,445	22,287
Depreciation and amortization	179,870	175,236	234,630	227,910	235,331	215,918	220,567

Operating income	224,594	222,581	299,761	278,856	222,329	223,620	184,686
Interest expense, net	(152,923)	(153,272)	(201,995)	(213,333)	(239,015)	(227,206)	(208,264)
Loss on early extinguishment of debt	(1,234)	(5,899)	(5,790)	—	—	(35,831)	(4,742)
(Loss) gain on derivatives, net	(63,645)	19,044	29,838	(54,363)	(22,902)	(15,798)	12,555
Gain (loss) on sale of cable systems, net	—	13,781	13,781	(21,308)	11,079	—	2,628
Other expense, net	(5,236)	(7,115)	(9,229)	(9,133)	(9,054)	(9,973)	(11,829)

Income (loss) before income taxes	1,556	89,120	126,366	(19,281)	(37,563)	(65,188)	(24,966)
(Provision for) Benefit from income taxes	(882)	(42,352)	617,701	(58,213)	(57,566)	(59,734)	(197,262)

Net income (loss)	$674	$46,768	$744,067	$(77,494)	$(95,129)	$(124,922)	$(222,228)

Basic and diluted earnings (loss) per share:(1)
Basic earnings (loss) per share	$0.01	$0.65	$10.51	$(0.81)	$(0.88)	$(1.13)	$(1.90)

Diluted earnings (loss) per share	$0.01	$0.62	$10.06	$(0.81)	$(0.88)	$(1.13)	$(1.90)

Weighted average common shares outstanding
Basic weighted average shares outstanding	68,004	71,830	70,777	95,548	107,828	110,971	117,194
Diluted weighted average shares outstanding	71,917	75,074	73,977	95,548	107,828	110,971	117,194

	(Unaudited)
	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008(10)	2007	2006(11)	2005
	(Amounts in thousands, except per share data and operating data)

Balance Sheet Data (end of period):
Total assets	$4,052,006	$3,721,865	$3,977,729	$3,718,989	$3,615,210	$3,652,350	$3,649,498
Total debt	$3,390,500	$3,375,000	$3,365,000	$3,316,000	$3,215,033	$3,144,599	$3,059,651
Total stockholders’ equity (deficit)	$270,737	$(434,748)	$265,028	$(346,644)	$(253,089)	$(94,814)	$59,107
Cash Flow Data:
Net cash flows provided by (used in):
Operating activities	$246,610	$245,754	$335,298	$268,715	$188,792	$176,905	$179,095
Investing activities	$(195,313)	$(167,153)	$(236,695)	$(289,825)	$(202,335)	$(210,235)	$(223,600)
Financing activities	$(4,286)	$(75,170)	$(84,798)	$68,833	$(3,454)	$52,434	$37,911
Other Data:
Adjusted OIBDA(2)	$410,133	$403,201	$541,681	$511,951	$462,979	$444,255	$406,610
Adjusted OIBDA margin(3)	36.6%	37.0%	37.1%	36.5%	35.8%	36.7%	37.0%
Ratio of earnings to fixed charges	1.01	1.54	1.58	—	—	—	—
Operating Data: (end of period)
Estimated homes passed(4)	2,809,000	2,790,000	2,800,000	2,854,000	2,836,000	2,829,000	2,807,000
Basic subscribers(5)	1,203,000	1,263,000	1,238,000	1,318,000	1,324,000	1,380,000	1,423,000
Digital customers(6)	717,000	665,000	678,000	643,000	557,000	528,000	494,000
HSD customers(7)	827,000	765,000	778,000	737,000	658,000	578,000	478,000
Phone customers(8)	324,000	274,000	287,000	248,000	185,000	105,000	22,000
RGUs(9)	3,071,000	2,967,000	2,981,000	2,946,000	2,724,000	2,591,000	2,417,000

(1)	Basic and diluted (loss) earnings per share is calculated based on the basic and diluted weighted average shares outstanding, respectively.

(2)	“Adjusted OIBDA” is not a financial measure calculated in accordance with generally accepted accounting principles (GAAP) in the United States. We define Adjusted OIBDA as operating income before depreciation and amortization and non-cash, share-based compensation charges.

Adjusted OIBDA is one of the primary measures used by management to evaluate our performance and to forecast future results. It is also a significant performance measure in our annual incentive compensation programs. We believe Adjusted OIBDA is useful for investors because it enables them to access our performance in a manner similar to the methods used by management, and provides a measure that can be used to analyze, value and compare the companies in the cable industry, which may have different depreciation and amortization policies, as well as different non-cash, share-based compensation programs. Adjusted OIBDA and similar measures are used in calculating compliance with the covenants of our debt arrangements. A limitation of Adjusted OIBDA, however, is that it excludes depreciation and amortization, which represents the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management utilizes a separate process to budget, measure and evaluate capital expenditures. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of our non-cash, share-based compensation charges.

Adjusted OIBDA should not be regarded as an alternative to either operating income or net income (loss) as an indicator of operating performance nor should it be considered in isolation or a substitute for financial measures prepared in accordance with GAAP. We believe that operating income is the most directly comparable GAAP financial measure to Adjusted OIBDA.

The following represents a reconciliation of Adjusted OIBDA to operating income, which is the most directly comparable GAAP measure (dollars in thousands):

	(Unaudited)
	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008(10)	2007	2006(11)	2005

Adjusted OIBDA	$410,133	$403,201	$541,681	$511,951	$462,979	$444,255	$406,610
Non-cash, share-based compensation and other share-based awards(A)	(5,669)	(5,384)	(7,290)	(5,185)	(5,319)	(4,717)	(1,357)
Depreciation and amortization	(179,870)	(175,236)	(234,630)	(227,910)	(235,331)	(215,918)	(220,567)

Operating Income	$224,594	$222,581	$299,761	$278,856	$222,329	$223,620	$184,686

(A)	Included approximately $0 and $0 for the nine months ending September 30, 2010 and 2009, respectively, and $20, $17, $20, $239, and $24 for the years ending December 31, 2009, 2008, 2007, 2006 and 2005, respectively, related to the issuance of other share-based awards.

(3)	Represents Adjusted OIBDA as a percentage of revenues. See note 2 above.

(4)	Represents the estimated number of single residence homes, apartments and condominium units passed by our cable distribution network. Estimated homes passed are based on the best information currently available.

(5)	Represents a dwelling with one or more television sets that receives a package of over-the-air broadcast stations, local access channels or certain satellite-delivered cable services. Accounts that are billed on a bulk basis, which typically receive discounted rates, are converted into full-price equivalent basic subscribers by dividing total bulk billed basic revenues of a particular system by the average cable rate charged to basic subscribers in that system. This conversion method is generally consistent with the methodology used in determining payments to programmers. Basic subscribers include connections to schools, libraries, local government offices and employee households that may not be charged for limited and expanded cable services, but may be charged for digital cable, HSD, phone or other services. Our methodology of calculating the number of basic subscribers may not be identical to those used by other companies offering similar services.

(6)	Represents customers receiving digital video services.

(7)	Represents residential HSD customers and small to medium-sized commercial cable modem accounts billed at higher rates than residential customers. Small to medium-sized commercial accounts are converted to equivalent residential HSD customers by dividing their associated revenues by the applicable residential rate. Customers who take our scalable, fiber-based enterprise network products and services are not counted as HSD customers. Our methodology of calculating HSD customers may not be identical to those used by other companies offering similar services.

(8)	Represents customers receiving phone service. Small to medium-sized commercial accounts are converted to equivalent residential phone customers by dividing their associated revenues by the applicable residential rate. Our methodology of calculating phone customers may not be identical to those used by other companies offering similar services.

(9)	Represents the sum of basic subscribers and digital, HSD and phone customers.

(10)	Does not reflect the completion of the Exchange Agreement on February 13, 2009. See Note 11 to our consolidated financial statements included with our Annual Report on Form 10-K for the year ended December 31, 2009 for more information.

(11)	Effective January 1, 2006, we adopted ASC 718 — Compensation — Stock Compensation (“ASC 718”) (formerly SFAS No. 123(R) — Share-Based Payment). See Note 8 to our consolidated financial statements included with our Annual Report on Form 10-K for the year ended December 31, 2009 for more information.

Computation of Earnings to Fixed Charges and Deficiency of Earnings Available to
Cover Fixed Charges

	(Unaudited)
	Nine Months Ended
	September 30,		For The Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(In thousands, except ratio amounts)

Earnings:
Income (loss) before income taxes	$1,556	$89,120	$126,366	$(19,281)	$(37,563)	$(65,188)	$(24,966)
Interest expense, net	152,923	153,272	201,995	213,333	239,015	227,206	208,264
Amortization of capitalized interest	2,366	1,505	2,261	2,872	3,069	2,678	2,357
Amortization of debt issuance costs	5,000	3,887	5,520	5,070	4,884	5,998	8,613
Interest component of rent expense(1)	4,578	4,576	6,237	6,289	5,787	5,755	5,267

Earnings available for fixed charges	$166,423	$252,361	$342,379	$208,283	$215,192	$176,449	$199,535

Fixed Charges:
Interest expense, net	$152,923	$153,272	$201,995	$213,333	$239,015	$227,206	$208,264
Capitalized interest	2,833	2,388	3,527	4,273	3,818	3,603	3,756
Amortization of debt issuance costs	5,000	3,887	5,520	5,070	4,884	5,998	8,613
Interest component of rent expense(1)	4,578	4,576	6,237	6,289	5,787	5,755	5,267

Total fixed charges	$165,334	$164,123	$217,279	$228,965	$253,504	$242,562	$225,900

Ratio of earnings to fixed charges	1.01	1.54	1.58		—	—	—

Deficiency of earnings over fixed charges	—	—	—	$(20,682)	$(38,312)	$(66,113)	$(26,365)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.

Book Value Per Share

Our net book value per share outstanding as of September 30, 2010 was $3.97.

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION

Stock Price Information

Mediacom Class A common stock trades on The NASDAQ Global Select Market under the symbol “MCCC.” The following table sets forth, for the periods indicated, the range of the intra-day high and low sales prices of Mediacom Class A common stock as reported by The NASDAQ Global Select Market:

	High	Low

2009
First Quarter	$6.28	$2.84
Second Quarter	$6.98	$3.91
Third Quarter	$6.05	$4.12
Fourth Quarter	$5.79	$3.85
2010
First Quarter	$6.28	$3.90
Second Quarter	$7.30	$4.97
Third Quarter	$7.65	$5.50
Fourth Quarter	$8.58	$6.50
2011
First Quarter through January 5, 2011	$8.54	$8.44

On November 12, 2010, the last trading day prior to the public announcement of the execution of the merger agreement, the closing price of Mediacom Class A common stock was $6.86. On January 5, 2011, the most recent practicable trading date prior to the date of this proxy statement, the closing price of Mediacom Class A common stock was $8.52. You are urged to obtain a current market price quotation for Mediacom Class A common stock.

Dividend Information

Mediacom has never declared or paid any dividends on its common stock, and does not expect to declare dividends in the near future. Its future dividend policy will be determined by its board of directors and will depend on various factors, including its results of operations, financial condition, capital requirements and investment opportunities. The merger agreement prohibits Mediacom or any of its subsidiaries from declaring, setting aside or paying dividends in respect of any of its capital stock until the effective time of the merger.

INFORMATION CONCERNING THE RBC STOCKHOLDERS

Mr. Commisso formed Merger Sub on June 14, 2010 and is its sole member and manager. Merger Sub was formed solely for the purpose of effecting the merger. Upon the completion of the merger, Merger Sub will cease to exist and Mediacom will survive.

Merger Sub has not conducted any activities other than those incident to its formation and the matters contemplated by the merger agreement, including retaining J.P. Morgan and BofA Merrill Lynch as its financial advisors in connection with the transaction and the preparation of applicable filings under the securities laws.

The address and telephone number of each of Mr. Commisso and Merger Sub is c/o Mediacom Communications Corporation, 100 Crystal Run Road, Middletown, New York 10941, (845) 695-2600, Attention: Rocco B. Commisso, Chairman and Chief Executive Officer.

During the past five years, neither Mr. Commisso nor Merger Sub has been (a) convicted in a criminal proceeding or (b) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Mr. Commisso or Merger Sub from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of December 31, 2010 with respect to the beneficial ownership of Mediacom common stock by:

•	each of Mediacom’s directors;

•	each executive officer of Mediacom; and

•	all directors and executive officers of Mediacom as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days of December 31, 2010. Under these rules more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated below, each beneficial owner named in the table has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to ten votes per share. Holders of both classes of common stock will vote together as a class on all matters presented for a vote, except as otherwise required by law. Percentage of beneficial ownership of Class A common stock is based on 41,506,614 shares of Class A common stock outstanding and percentage of beneficial ownership of Class B common stock is based on 27,001,944 shares of Class B common stock outstanding.

	Class A Common Stock					Class B Common Stock
										Percent of
					Percent				Percent	Vote as a
Name of Beneficial Owner	Stock		Options(2)		of Class	Stock		Options	of Class	Single Class

Directors
Rocco B. Commisso	314,931	(1)	1,267,000	(3)	3.7%	27,001,944	(4)	450,000	100.0%	86.9%
Mark E. Stephan	142,516		230,500		*	212,222	(5)	—	*	*
Thomas V. Reifenheiser	36,250		70,500		*	—		—	—	*
Natale S. Ricciardi	36,250		70,500		*	—		—	—	*
Scott W. Seaton	68,344		10,000		*	—		—	—	*
Robert L. Winikoff	52,450		70,500		*	—		—	—	*
Executive Officers(6)
John G. Pascarelli	137,909		224,500		*	—		—	—	*
Italia Commisso Weinand	230,464		155,000		*	—		—	—	*
Joseph E. Young	35,499		120,875		*	—		—	—	*
Charles J. Bartolotta	86,145		85,000		*	—		—	—	*
Calvin G. Craib	75,076		93,000		*	—		—	—	*
Brian M. Walsh	81,508		98,500		*	—		—	—	*
All Executive Officers and Directors as a Group (12 persons)	1,297,342		2,495,875		8.4%	27,001,944		450,000	100.0%	87.1%

*	Represents beneficial ownership of less than 1%.

(1)	Includes 4,355 shares held by Mr. Commisso’s wife. Mr. Commisso disclaims beneficial ownership of these shares.

(2)	Represent options that are currently exercisable or will be exercisable within 60 days of December 31, 2010.

(3)	Includes 2,000 shares issuable upon exercise of options held by Mr. Commisso’s wife. Mr. Commisso disclaims beneficial ownership of these shares.

(4)	Includes (i) 1,000,000 shares owned of record by Merger Sub, which is wholly-owned by Mr. Commisso, and (ii) 212,222 shares owned of record by another stockholder, for which Mr. Commisso holds an irrevocable proxy. Of such shares, 3,000,000 shares have been pledged by Mr. Commisso.

(5)	Such beneficial owner has granted Mr. Commisso an irrevocable proxy with respect to such shares.

(6)	Excluding Rocco B. Commisso, our Chairman and Chief Executive Officer, and Mark E. Stephan, our Executive Vice President and Chief Financial Officer, who are named above.

The following table reports beneficial ownership of Mediacom common stock of the only persons known by Mediacom to beneficially own more than 5% of its common stock (other than Mr. Commisso) based on statements on Schedule 13D or 13G filed by these holders with the SEC.

	Number of
	Shares of Class A		Percent of Vote As
Name of Beneficial Owner	Common Stock	Percent of Class	a Single Class

Neuberger Berman Group LLC(1)	5,422,460	13.1%	1.7%
Act II Master Fund, Ltd.(2)	2,496,117	6.0%	0.8%
BlackRock, Inc.(3)	2,392,560	5.8%	0.8%
Mario Gabelli and affiliates(4)	2,219,302	5.3%	0.7%

(1)	Based on information contained in a Schedule 13G filed jointly by Neuberger Berman Group LLC and Neuberger Berman LLC on February 16, 2010, Neuberger Berman Group LLC and Neuberger Berman LLC have: (i) shared power to vote, or direct the vote of, 3,989,760 shares of our Class A common stock; and (ii) shared power to dispose of, or direct the disposition of, 5,422,460 shares of our Class A common stock. The address of Neuberger Berman Group LLC and Neuberger Berman LLC is 605 Third Avenue, New York, New York 10158.

(2)	Based on information contained in a Schedule 13G filed jointly by Act II Master Fund, Ltd., Act II GP, LLC, Act II Management, LP, and Dennis H. Leibowitz on February 16, 2010, Act II Management, L.P. has sole power to vote, or direct the vote, and shared power to dispose of, or direct the disposition of, 2,496,117 shares of our Class A common stock. Act II Master Fund, Ltd., Act II GP, LLC and Dennis H. Leibowitz have shared power to vote, or direct the vote, and shared power to dispose of, or direct the disposition of, 2,496,117 shares of our Class A common stock. The address of the principal business office of each of the Act II companies and Mr. Leibowitz is 444 Madison Avenue, 17th Floor, New York, New York 10022 with the exception of Act II Master Fund which is c/o Citco Fund Services (Cayman Islands) Limited, Windward 1, 2nd Floor, Regatta Office Park, West Bay Road, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

(3)	Based on information contained in a Schedule 13G filed by BlackRock, Inc on January 29, 2010, BlackRock, Inc. has the sole power to vote, or direct the vote of, and sole power to dispose of, or direct the disposition of, 2,392,560 shares of our Class A common stock. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(4)	Based on information contained in a Schedule 13D filed on December 10, 2010 by Mario J. Gabelli and various entities which he directly or indirectly controls, or for which he acts as chief investment officer. In addition, based on such filing, (i) of the total 2,219,302 shares held by Mario Gabelli and affiliates, 600,500 shares are held by GAMCO Asset Management, Inc., 1,216,400 shares are held by Gabelli Funds LLC, 242,402 shares are held by Gabelli Securities, Inc. and 160,000 shares are held by Teton Advisors, Inc, (ii) Mr. Gabelli is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons, and (iii) each of the Gabelli affiliates beneficially owning shares of Mediacom Class A common stock has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of such shares, either for its own benefit or for the benefit of its investment clients or its partners. The address for Mr. Gabelli and his affiliates is One Corporate Center, Rye, New York 10580.

Change in Control

There is no arrangement known to the Company at this time, including any pledge of the Company’s securities by any person, the operation of which may result in a change in control of the Company.

CERTAIN PURCHASES AND SALES OF MEDIACOM COMMON STOCK

Except as set forth below, there have been no transactions in our Class A common stock during the past 60 days by (a) any of our directors or executive officers, (b) Merger Sub, Mr. Commisso or any of their respective controlling persons or associates, or (c) by any pension, profit-sharing or similar plan of Mediacom or Merger Sub. The following table sets forth transactions in our common stock by our executive officers and directors during the past 60 days. The types of transactions include (1) purchases, which represent exercises of options to purchase shares of our Class A common stock, which options had been previously awarded pursuant to our 2003 Incentive Plan and (2) sales, which represent open market sales of shares of our Class A common stock acquired pursuant to the exercise of such options.

			Number of	Price
Reporting Person	Transaction Type	Date	Shares	per Share

Charles J. Bartolotta	Purchase	12/23/2010	18,000	$5.42
	Sale	12/23/2010	14,000	$8.44
Calvin G. Craib	Purchase	12/15/2010	18,000	$5.42
	Sale	12/15/2010	13,950	$8.47
John G. Pascarelli	Purchase	12/16/2010	30,000	$5.42
	Sale	12/16/2010	30,000	$8.45
Mark E. Stephan	Purchase	12/15/2010	30,000	$5.42
	Sale	12/15/2010	24,000	$8.48
Brian Walsh	Purchase	12/16/2010	18,000	$5.42
	Sale	12/16/2010	13,990	$8.45
Italia Commisso Weinand	Purchase	12/20/2010	22,000	$5.42
	Sale	12/20/2010	22,000	$8.455
Joseph E. Young	Purchase	12/16/2010	22,000	$5.42
	Sale	12/16/2010	22,000	$8.457
	Purchase	12/16/2010	9,665	$7.58
	Sale	12/16/2010	9,665	$8.457
	Purchase	12/17/2010	5,335	$7.58
	Sale	12/17/2010	5,335	$8.455
	Purchase	12/17/2010	7,500	$8.02
	Sale	12/17/2010	7,500	$8.455
	Purchase	12/17/2010	10,000	$5.66
	Sale	12/17/2010	10,000	$8.455
	Purchase	12/17/2010	10,500	$8.00
	Sale	12/17/2010	10,500	$8.455
	Purchase	12/17/2010	8,750	$4.37
	Sale	12/17/2010	8,750	$8.455
	Purchase	12/17/2010	7,375	$3.95
	Sale	12/17/2010	7,375	$8.455

Other than the acquisition of 28,309,674 shares of our Class A common stock on February 13, 2009 in connection with the Morris transaction, we have not purchased any shares of our Class A common stock during the past two years. For more information regarding the Morris transaction, see “Special Factors — Background of the Merger.” None of the RBC Stockholders have purchased any shares of our Class A common stock during the last two years.

ADDITIONAL INFORMATION

Mediacom files annual, quarterly and special reports, proxy statements and other information with the SEC. These reports, proxy statements and other information contain additional information about Mediacom. You may read and copy any reports, statements or other information filed by Mediacom at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Mediacom’s filings with the SEC are also available to the public from commercial document retrieval services and at the website maintained by the SEC located at: www.sec.gov. You may also access the SEC filings and obtain other information about us through our website (www.mediacomcc.com). The information contained on our website is not incorporated by reference into or is in any way part of this proxy statement.

Mediacom will provide, without charge, to each person to whom a proxy statement is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all of the information that has been incorporated by reference in the proxy statement (not including exhibits). Stockholders should direct such requests to Mediacom Communications Corporation, 100 Crystal Run Road, Middletown, New York, 10941, Attention: Investor Relations, or call (845) 695-2675.

Because the merger described in this proxy statement is a “going private” transaction, Mediacom, Merger Sub and Mr. Commisso have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the proposed merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part of it, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

The SEC allows Mediacom to “incorporate by reference” information into this proxy statement. This means that Mediacom can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that Mediacom files later with the SEC may update and supersede the information incorporated by reference. Similarly, the information that Mediacom later files with the SEC may update and supersede the information in this proxy statement. Mediacom incorporates by reference in this proxy statement each document it files under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of this definitive proxy statement and before the special meeting, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K. Mediacom also incorporates by reference into this proxy statement the following documents filed by it with the SEC under the Exchange Act:

•	Mediacom’s Annual Report on Form 10-K for the year ended December 31, 2009;

•	Mediacom’s Definitive Proxy Statement for Mediacom’s 2010 Annual Meeting;

•	Mediacom’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010; and

•	Mediacom’s Current Reports on Form 8-K filed with the SEC on April 27, 2010, June 1, 2010, June 17, 2010, June 23, 2010, August 31, 2010, November 15, 2010, and November 18, 2010.

This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any offer or solicitation in that jurisdiction. The delivery of this proxy statement should not create an implication that there has been no change in the affairs of Mediacom since the date of this proxy statement or that the information herein is correct as of any later date.

Stockholders should not rely on information other than that contained in this proxy statement or incorporated herein by reference. Mediacom has not authorized anyone to provide information that is different from that contained in this proxy statement. This proxy statement is dated [          ], 2011. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date, and the mailing of this proxy statement will not create any implication to the contrary.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
JMC COMMUNICATIONS LLC,
ROCCO B. COMMISSO
AND
MEDIACOM COMMUNICATIONS CORPORATION
DATED AS OF NOVEMBER 12, 2010

The Exhibits and Schedules referenced in this Agreement and Plan of Merger have been omitted. Mediacom will make available these materials for inspection and copying by any stockholder, or representative of a stockholder who is so designated in writing, at its executive offices during regular business hours.

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 12, 2010, is entered into by and among JMC COMMUNICATIONS LLC, a Delaware limited liability company (“Merger Sub”), ROCCO B. COMMISSO, the sole member and manager of Merger Sub (“Parent” and, together with Merger Sub and their respective Affiliates, the “RBC Stockholders”), and MEDIACOM COMMUNICATIONS CORPORATION, a Delaware corporation (the “Company” and, collectively with Merger Sub and Parent, the “Parties”). Certain terms used in this Agreement are used as defined in Section 8.11.

RECITALS

WHEREAS, as of the date hereof, (a) Merger Sub owns of record 1,000,000 issued and outstanding shares of Class B common stock, par value $.01 per share, of the Company (the “Class B Common Stock”), and (b) in addition to his beneficial ownership of such shares held by Merger Sub, Parent owns of record 213,910 issued and outstanding shares of Class A common stock, par value $.01 per share, of the Company (the “Class A Common Stock” and, together with the Class B Common Stock, the “Common Stock”), and 25,789,722 issued and outstanding shares of Class B Common Stock;

WHEREAS, the Board of Directors, based on the recommendation of a special committee thereof consisting solely of disinterested directors of the Company (the “Special Committee”), has determined that a business combination with the RBC Stockholders, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the holders of Common Stock other than the RBC Stockholders (the “Public Stockholders”); and

WHEREAS, the Board of Directors, based on the unanimous recommendation of the Special Committee, has (a) approved this Agreement and the transactions contemplated hereby and declared their advisability and (b) recommended adoption of this Agreement by the stockholders of the Company.

WHEREAS, concurrently with the execution and delivery of this Agreement, the RBC Stockholders are entering into a voting agreement with the Company, substantially in the form of Exhibit C (the “Voting Agreement”), pursuant to which, among other things, such stockholders agree to vote the shares of Common Stock held by them in favor of the adoption of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, pursuant to Section 18-209 of the DLLCA and Section 264 of the DGCL, and the separate corporate existence of Merger Sub shall thereupon cease (the “Merger”). The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Section 1.04 of this Agreement.

Section 1.02  Closing.  The closing of the Merger (the “Closing”) shall take place as soon as practicable, but in no event later than the third Business Day (the “Closing Date”) after the satisfaction or, subject to applicable Law and the terms of this Agreement, waiver (other than in the case of Section 6.01(b) which may not be waived by any Party hereto) of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction of those conditions), unless this Agreement has been theretofore terminated pursuant to its terms or unless another date is agreed to in writing by Parent and the Company. The Closing shall be held at the offices of Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York 10112, at 10:00 a.m., New York City time, or at such other place and time as Parent and the Company shall agree in writing. At the Closing, the Company shall file a certificate of merger and such other appropriate documents and instruments (collectively, the “Merger Certificate”), executed in accordance with the relevant provisions of the DLLCA and DGCL, with the Secretary of State of the State of Delaware in respect of the Merger, and the Merger shall become effective upon such filing or at such later time as is agreed to by the Company and Parent and specified in the Merger Certificate (the “Effective Time”).

Section 1.03  Effects of the Merger.  From and after the Effective Time, the Merger shall have the effects set forth in this Agreement, in Section 18-209 of the DLLCA and the DGCL (including Sections 259 and 264 thereof).

Section 1.04  Certificate of Incorporation and By-laws.  At the Effective Time, the certificate of incorporation and the by-laws of the Company shall be amended in the Merger to read in their entirety in the form of Exhibit A (in the case of the certificate of incorporation) and Exhibit B (in the case of the by-laws), and, as so amended, shall be the certificate of incorporation and by-laws of the Surviving Corporation until thereafter amended in accordance with their respective terms and the DGCL.

Section 1.05  Directors.  The manager of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial director of the Surviving Corporation, to hold office, subject to the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation, until his respective successor is duly elected or appointed and qualified in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation, or until his earlier death, resignation or removal, or as otherwise provided by Law.

Section 1.06  Officers.  The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation, subject to the applicable provisions of the by-laws of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by Law.

Section 1.07  Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties hereto or any holder of Common Stock:

(a) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and any Dissenting Shares) shall be converted into the right to receive $8.75 in cash (the “Merger Consideration”). As of the Effective Time, all shares of Common Stock (other than Excluded Shares and any Dissenting Shares) shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented such share of Common Stock (a “Certificate”) and each holder of uncertificated shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration for each share of Common Stock represented by such Certificate or uncertificated share, to be paid in consideration therefor, without interest, upon surrender of such Certificate or uncertificated share in accordance with Section 2.02(b).

(b) Each outstanding Excluded Share immediately prior to the Effective Time shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Certificate or uncertificated share that immediately prior to the Effective Time represented such shares shall cease to have any rights with respect thereto and no consideration shall be delivered in exchange therefor.

(c) All of the outstanding membership interests of Merger Sub, in the aggregate, shall be converted into 1,000 shares of newly issued common stock of the Surviving Corporation.

Section 1.08  Stock Options; Restricted Stock and ESPP.  (a) The Board of Directors (and its Compensation Committee) shall take any and all actions necessary to carry out the provisions of this Section 1.08, effective as of the Effective Time.

(b) Each option to purchase shares of Common Stock (in each case, an “Option”) that has been granted pursuant to an Employee Incentive Plan or the Director Stock Plan and remains outstanding as of the Effective Time shall be immediately cancelled as of the Effective Time and converted into an obligation of the Surviving Corporation to make a cash payment, if any, to the holder of such Option in accordance with the provisions of this Section 1.08(b).

(i) To the extent an Option issued pursuant to an Employee Incentive Plan is outstanding and is vested and exercisable by its terms as of the Effective Time, the Surviving Corporation shall pay the holder thereof (other than Parent) a cash payment promptly following the Effective Time (but no later than the payroll date following the Effective Time) equal to the product of (x) the number of shares of Common Stock underlying the vested and exercisable portion of such Option immediately prior to the cancellation of such Option multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price per share of such Option, without any interest for delayed payment and subject to applicable tax withholding.

(ii) To the extent an Option issued pursuant to an Employee Incentive Plan is outstanding as of the Effective Time and is not vested and exercisable by its terms as of the Effective Time, the Surviving Corporation shall pay the holder thereof (other than Parent) a cash payment on each date following the Effective Time as of which all or a portion of such Option would have become vested and exercisable pursuant to the terms of such Option in effect immediately prior to the cancellation of such Option (the “Option Vesting Date”) equal to the product of (x) the number of shares of Common Stock underlying such Option to the extent it would have become vested and exercisable on such Option Vesting Date multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price per share of such Option, without any interest for delayed payment and subject to applicable tax withholding.

(iii) To the extent an Option issued pursuant to the Director Stock Plan is outstanding as of the Effective Time (whether or not such Option is vested and exercisable), the Surviving Corporation shall pay the holder thereof (other than Parent) a cash payment promptly following the Effective Time (but no later than three Business Days) equal to the product of (x) the number of shares of Common Stock underlying such Option multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price per share of such Option, without any interest for delayed payment and subject to applicable tax withholding.

(iv) For the avoidance of doubt any Option issued pursuant to an Employee Incentive Plan or the Director Stock Plan that (x) has an exercise price per share which equals or exceeds the Merger Consideration or (y) is held by Parent shall be cancelled as of the Effective Time without payment of any consideration to the holder of such Option.

(c) Any right to receive shares of Common Stock in the future subject to performance or time-based vesting conditions that has been issued pursuant to an Employee Incentive Plan or the Director Stock Plan and that remains outstanding and unvested as of the Effective Time (in each case, a “Restricted Stock Award”) shall be immediately cancelled as of the Effective Time and converted into an obligation of the Surviving Corporation to make a cash payment to the holder of such Restricted Stock Award in accordance with the provisions of this Section 1.08(c).

(i) The Surviving Corporation shall pay the holder (other than Parent) of a Restricted Stock Award issued pursuant to an Employee Incentive Plan a cash payment on each date following the Effective Time as of which all or a portion of such Restricted Stock Award would have become vested (the “RSA Vesting Date”), an amount in cash equal to the product of (x) the number of shares of Common Stock that would have become vested or would have been delivered on such RSA Vesting Date pursuant to such Restricted Stock Award multiplied by (y) the Merger Consideration, without any interest for delayed payment and subject to applicable tax withholding.

(ii) The Surviving Corporation shall pay the holder (other than Parent) of a Restricted Stock Award issued pursuant to the Director Plan a cash payment promptly following the Effective Time (but no later than three Business Days) an amount in cash equal to the product of (x) the number of shares of Common Stock underlying such Restricted Stock Award and (y) the Merger Consideration, without interest for delayed payment and subject to applicable tax withholding.

(iii) For the avoidance of doubt any Restricted Stock Award held by an RBC Stockholder shall be cancelled as of the Effective Time without payment of any consideration to such RBC Stockholder.

(d) The Company shall terminate the Mediacom Communications Corporation 2010 Employee Stock Purchase Plan (the “ESPP”) effective as of the date which is three days prior to the Effective Time (the “ESPP Termination Date”) in accordance with Section 18(c) of the ESPP. The ESPP Termination Date shall be designated as a new “Exercise Date” (as defined in the ESPP) for the Offering Period (as defined in the ESPP) ending on the

ESPP Termination Date. Any funds accumulated under the ESPP on behalf of any employee of the Company (or any of its Subsidiaries) during such Offering Period will be used to purchase shares of Common Stock at the per share Purchase Price (as defined in the ESPP) in effect during such Offering Period under the terms of the ESPP. Any shares of Common Stock issued under the ESPP pursuant to this Section 1.08(d) will be treated for purposes of this Agreement in the same manner as any other outstanding shares of Common Stock as of the Effective Time.

Section 1.09  Stockholders’ Meeting; Proxy Materials and Other SEC Filings.  (a) The Company shall (i) duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders on a date as soon as reasonably practicable after the SEC’s review of the Proxy Statement has been completed (the “Company Stockholders Meeting”), for the purpose of obtaining the Company Stockholder Approval and the Minority Approval with respect to the adoption of this Agreement and (ii) use reasonable best efforts to solicit the adoption of this Agreement by the Company Stockholder Approval and the Minority Approval; provided that, in the event of a Change in the Company Recommendation pursuant to Section 5.07(c), notwithstanding clause (ii) of this Section 1.09(a), (x) the Company shall disclose the fact of such Change in the Company Recommendation in any solicitation made by the Company to its stockholders and (y) the Company shall not be required to solicit in favor of the Company Stockholder Approval or the Minority Approval. The Board of Directors shall recommend adoption of this Agreement by the stockholders of the Company as set forth in Section 3.03(b) (the “Company Recommendation”), and shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent, Merger Sub or any of their respective Affiliates such recommendation or take any action or make any statement in connection with the Company Stockholders Meeting inconsistent with such recommendation, including approving or recommending or proposing to approve or recommend a third-party Takeover Proposal with respect to the Company or failing to recommend the adoption of this Agreement (collectively, a “Change in the Company Recommendation”); provided that the Special Committee may make a Change in the Company Recommendation pursuant to Section 5.07(c) hereof; and provided, further, that the provision of factual information by the Company to its stockholders shall not be deemed to constitute a Change in the Company Recommendation so long as the disclosure through which such factual information is conveyed, taken as a whole, is not contrary to or inconsistent with the Company Recommendation.

(b) As promptly as practicable following the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement on Schedule 14A relating to the adoption of this Agreement by the Company’s stockholders (as amended or supplemented, the “Proxy Statement”) and the Parties shall prepare and file with the SEC a Schedule 13E-3 (as amended or supplemented, the “Schedule 13E-3”). The Parties shall cooperate with each other in connection with the preparation of the foregoing documents. The Company shall use its reasonable best efforts to ensure that the Proxy Statement and the Schedule 13E-3 do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, other than with respect to statements made based on information supplied in writing by either RBC Stockholder specifically for inclusion therein. Each RBC Stockholder shall use its reasonable best efforts to ensure that none of the information it supplies in writing specifically for inclusion in the Proxy Statement or Schedule 13E-3 contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The Company shall use its reasonable best efforts to have the SEC’s review of the Proxy Statement, and the Parties shall use their reasonable best efforts to have the SEC’s review of the Schedule 13E-3, completed as promptly as practicable.

(c) The Company shall cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the SEC’s review of the Proxy Statement is completed.

(d) The Company shall promptly notify the RBC Stockholders of the receipt by the Company of any oral or written comments from the SEC relating to the Proxy Statement or the Schedule 13E-3. The Company shall cooperate with the RBC Stockholders with respect to, and provide the RBC Stockholders with a reasonable opportunity to review and comment on, drafts of the Proxy Statement (including each amendment or supplement thereto), and the Parties shall cooperate with respect to, and provide each other with a reasonable opportunity to review and comment on, the draft Schedule 13E-3 (including each amendment or supplement thereto) and all responses to requests for additional information by, and replies to comments of, the SEC, prior to filing such with or sending such to the SEC, and the Parties shall provide each other with copies of all such filings made and correspondence with the SEC.

(e) If at any time prior to the Effective Time, any information should be discovered by any Party that should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3, as the case may be, would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the appropriate Party with the SEC and disseminated by the Company to the stockholders of the Company.

Section 1.10  Further Assurances.  After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of any Party, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of any Party, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II

DISSENTING SHARES; PAYMENT FOR SHARES

Section 2.01  Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, shares of Common Stock outstanding immediately prior to the Effective Time that are held by stockholders (i) who shall have neither voted for adoption of this Agreement nor consented thereto in writing and (ii) who shall be entitled to and shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration at the Effective Time, and the holders of Dissenting Shares, if any, shall be entitled only to such rights as are granted by Section 262 of the DGCL; provided, however, that if any holder of Dissenting Shares shall fail to perfect or otherwise shall waive, withdraw, or lose the right to appraisal under Section 262 of the DGCL, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then, at the Effective Time or the occurrence of such event, whichever last occurs, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted or deemed to have been converted, as the case may be, into the right to receive the Merger Consideration in the manner provided in Section 1.07. The Company shall give Merger Sub (i) prompt notice of any written demands for appraisal, withdrawals (or attempted withdrawals) of demands for appraisal and any other instruments served pursuant to Section 262 of the DGCL and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal. The Company shall not, except with the prior written consent of the RBC Stockholders, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.02  Payment Fund.  (a) Payment Fund. As soon as practicable after the execution of this Agreement, the Company shall enter into an agreement (the “Paying Agent Agreement”) with a bank or trust company selected by the Company (subject to the Special Committee’s approval not to be unreasonably withheld or delayed) and reasonably satisfactory to the RBC Stockholders to act as paying agent hereunder for the purpose of exchanging Certificates and uncertificated shares for the Merger Consideration (the “Paying Agent”). As promptly as reasonably practicable after the Effective Time, the Surviving Corporation shall deposit or cause to be deposited with the Paying Agent, in trust for the benefit of holders of shares of Common Stock (other than Excluded Shares and any Dissenting Shares), an amount of cash representing the aggregate cash consideration payable pursuant to Section 1.07. Any cash deposited with the Paying Agent shall hereinafter be referred to as the “Payment Fund.”

(b) Payment Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation will instruct the Paying Agent to mail to each holder of record of (i) a Certificate or Certificates that immediately prior to the Effective Time evidenced outstanding shares of Common Stock (other than Excluded Shares) or (ii) shares of Common Stock (other than Excluded Shares) represented by book-entry (“Book-Entry

Shares”), (A) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify) and (B) instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration pursuant to Section 1.07. Upon surrender of such a Certificate or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Surviving Corporation, together with a letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions (collectively, the “Transmittal Documents”), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Common Stock formerly represented by such Certificate or Book-Entry Share, without any interest thereon, less any required withholding of taxes, and the Certificate or Book-Entry Share so surrendered shall thereupon be cancelled. In the event of a transfer of ownership of Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be issued and paid in accordance with this Article II to the transferee of such shares if the Certificate or Book-Entry Share evidencing such shares is presented to the Paying Agent and is properly endorsed and/or otherwise in proper form for transfer. In such event, the signature on the Certificate or Book-Entry Share or any related stock power must be properly guaranteed and the Person requesting payment of the Merger Consideration must either pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share so surrendered or establish to the Surviving Corporation that such tax has been paid or is not applicable. The Merger Consideration will be delivered by the Paying Agent as promptly as practicable following surrender of such a Certificate or Book-Entry Share and the related Transmittal Documents. Cash payments may be made by check unless otherwise required by a depositary institution in connection with delivery of Book-Entry Shares. No interest will be payable on any Merger Consideration. Until surrendered in accordance with this Section 2.02, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to evidence only the right to receive, upon such surrender, the Merger Consideration for each share of Common Stock (other than Excluded Shares and any Dissenting Shares) formerly represented by such Certificate or Book-Entry Share. The Payment Fund shall not be used for any purpose other than as set forth in this Article II. Any interest, dividends or other income earned on the investment of cash held in the Payment Fund shall be for the account of the Surviving Corporation. The Merger Consideration delivered upon surrender of the Certificates or Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares represented by such Certificates or Book-Entry Shares.

(c) Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to the Public Stockholders for six months following the Effective Time shall be delivered by the Paying Agent to the Surviving Corporation. Any Public Stockholders who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration.

(d) No Liability. None of the Company, the Surviving Corporation, Parent or the Paying Agent shall be liable to any Person for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Investment of the Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund as directed by the Surviving Corporation on a daily basis and in accordance with the Paying Agent Agreement; provided that any gain or loss thereon shall not affect the amounts payable to the stockholders of the Company pursuant to Article I or this Article II. Any interest and other income resulting from such investments shall promptly be paid to the Surviving Corporation. If for any reason (including as a result of losses) the cash in the Payment Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, the Surviving Corporation shall promptly deposit cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(f) Withholding Rights. Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Common Stock in respect of which such deduction and withholding was made.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed Certificate shall execute an affidavit of that fact upon request. The holder of any such lost, stolen or destroyed Certificate shall also deliver a reasonable indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to such Certificate alleged to have been lost, stolen or destroyed. The affidavit and any indemnity which may be required hereunder shall be delivered to the Paying Agent (or, after the six-month anniversary of the Effective Time, the Surviving Corporation), which shall be responsible for making payment for such lost, stolen or destroyed Certificates pursuant to the terms hereof.

Section 2.03  Stock Transfer Books.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares representing shares of Common Stock shall cease to have any rights with respect to such shares, except as provided in this Agreement or by applicable Law. Any Certificate or Book-Entry Share presented to the Paying Agent or the Surviving Corporation for any reason at or after the Effective Time shall be canceled and, in the case of any Certificates or Book-Entry Shares representing Common Stock (other than Excluded Shares and Dissenting Shares), exchanged for the Merger Consideration pursuant to the terms of this Article II.

Section 2.04  Section 16 Matters.  Prior to the Effective Time, the Company shall take such steps, to the extent required and permitted, to cause the transactions contemplated by this Agreement, including any dispositions of equity securities (including derivative securities) of the Company by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 2.05  Adjustments to Prevent Dilution.  In the event that prior to the Effective Time, solely as a result of a reclassification, combination, stock split (including a reverse stock split), stock dividend or stock distribution which in any such event is made on a pro rata basis to all holders of Common Stock, there is a change in the number of shares of Common Stock outstanding or issuable upon the conversion, exchange or exercise of securities or rights convertible or exchangeable or exercisable for shares of Common Stock, then the Merger Consideration shall be equitably adjusted to eliminate the effects of such event.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) in the case of all representations and warranties contained in any provision of this Article III other than Sections 3.02 and 3.04, as set forth in reasonable detail in any SEC Reports filed prior to the date hereof or (y) as disclosed to the RBC Stockholders in a letter (the “Company Disclosure Letter”) delivered to them by the Company immediately prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article III to which the information in such letter relates, except to the extent it is reasonably apparent from the face of such disclosure that such disclosure is applicable to any other representation or warranty), the Company hereby represents and warrants to the RBC Stockholders as follows:

Section 3.01  Corporate Organization.  The Company and each of its Subsidiaries is a corporation, limited liability company, partnership or other legal entity duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, formation or organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any failure to be so qualified or licensed or in good standing that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.02  Capitalization.  (a) As of the date of this Agreement, the authorized capital stock of the Company consists of 300,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock, and 100,000,000 shares of a class designated as preferred stock (the “Company Preferred Stock”). As of the date of this Agreement, (i) 41,264,139 shares of Class A Common Stock were issued and outstanding, (ii) 56,190,088 shares of Class A Common Stock were held in treasury by the Company, (iii) 24,250,000 shares of Class A Common Stock were reserved for issuance under the Employee Incentive Plans and the Director Stock Plan (of which, 9,301,128 were subject to outstanding options to purchase, or restricted stock units with respect to, shares of Class A Common Stock granted thereunder), (iv) 27,001,944 shares of Class B Common Stock were issued and outstanding, (v) no shares of Class B Common Stock were held in treasury by the Company, (vi) no shares of Class B Common Stock were reserved for issuance under the Company Stock Plans, and (vii) no shares of Company Preferred Stock were issued and outstanding. All issued and outstanding equity securities of the Company and each of its Subsidiaries are duly authorized, validly issued, fully paid and nonassessable.

(b) Section 3.02(b) of the Company Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of all outstanding options or other rights to purchase or receive shares of Common Stock granted under a Company Stock Plan or otherwise, , showing (i) the number of shares of Common Stock subject thereto and the exercise price thereof, and (ii) the grant date, vesting date (or dates) and expiration date thereof.

(c) There are no preemptive or similar rights on the part of any holder of any class of securities of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter submitted to stockholders or a separate class of holders of capital stock. Except as set forth in Section 3.02(b) of the Company Disclosure Letter, as of the date of this Agreement, there are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind relating to issued or unissued capital stock or other securities of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any shares of the capital stock of, or other equity interests in, the Company or any of its Subsidiaries, any additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity interest in, the Company or any of its Subsidiaries, other than obligations to either RBC Stockholder, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking, other than obligations to either RBC Stockholder, or (iii) that give any Person (other than an RBC Stockholder) the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, the Company or any of its Subsidiaries.

(d) Except for this Agreement and the Voting Agreement and agreements to which any RBC Stockholder is party, there are no voting trusts or other agreements or understandings to which the Company is a party or is bound, or of which it has approved with respect to the voting of capital stock of the Company.

Section 3.03  Authority Relative to this Agreement.  (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby (other than obtaining the Company Stockholder Approval and filing the Certificate of Merger in accordance with the DGCL and the DLLCA). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to or limited by (i) bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditor’s rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered a proceeding at law or in equity).

(b) The Special Committee, at a meeting duly called and held, has by unanimous vote of both its members approved and declared this Agreement and the transactions contemplated hereby, including the Merger, advisable and has determined that such transactions are fair to, and in the best interests of, the Public Stockholders. The Board of Directors, based on the unanimous recommendation of the Special Committee and the factors discussed with the Board of Directors by the Special Committee and their financial advisors, has (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, the Public Stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and declared their advisability, and (iii) recommended adoption by the stockholders of the Company, subject to the terms and conditions set forth herein, of this Agreement.

Section 3.04  No Conflict; Required Filings and Consents.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, will not, (i) conflict with or violate the Constituent Documents of the Company or any of its Subsidiaries, (ii) assuming the receipt of the approvals referred to in clauses (i), (ii) and (iii) of Section 3.04(b), conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) assuming the making of the filings, giving of notices and receipt of the Consents contemplated by Section 3.04(b) (including any thereof within the scope of clause (iv) of such Section), result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) or require a Consent under, result in the loss of a material benefit under or give to others any right of termination, amendment, acceleration, payment or cancellation of, or result in the creation of a lien or other encumbrance on any property or under any contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their properties or assets is bound or affected, except in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not require any Consent of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, including any court or other judicial authority (each a “Governmental Entity”), except for (i) the applicable requirements of the Exchange Act, (ii) the filing of the Merger Certificate and any other documents as required by the DGCL and the DLLCA in connection with the Merger and the other transactions contemplated by this Agreement, (iii) the approvals from other regulatory agencies set forth in Section 3.04(b) of the Company Disclosure Letter (the “Governmental Approvals”), (iv) such Consents for which the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (v) such other items as may be required by reason of the business or identity of any of the RBC Stockholder.

Section 3.05  SEC Filings and Financial Statements.  The Company has heretofore filed all forms, reports, statements, schedules and other materials with the SEC required to be filed pursuant to the Exchange Act or other federal securities laws since January 1, 2008 (the “SEC Reports”). As of their respective dates, or, if applicable, the dates such SEC Reports were amended prior to the date hereof, the SEC Reports (including all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein) complied in all material respects with all applicable requirements of the Exchange Act and other federal securities laws as of the applicable date and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made as to the accuracy of any financial projections or forward-looking statements or completeness of any information furnished by the Company to the SEC pursuant to Regulation FD under the Exchange Act. The financial statements of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (including the related notes thereto), the Company’s Quarterly Reports on Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010 (including, in each case, the related notes thereto) comply in all material respects with the applicable rules and regulations of the SEC with respect thereto as of the date filed and were prepared in accordance with GAAP, consistently applied (except as may be indicated therein or in the notes or schedules thereto). Such financial statements fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended, subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments.

Section 3.06  Taxes.  (a) The Company and each of its Subsidiaries has (i) duly and timely filed with the appropriate Taxing Authorities all material Tax Returns required to be filed by it in respect of any Taxes, (ii) duly and timely paid in full all material Taxes that are due and payable by it except to the extent such Taxes are being disputed in good faith and for which adequate reserves have been established in accordance with GAAP applied on a consistent basis and (iii) established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable with respect to the results of operations of the Company and each of its Subsidiaries through the date of this Agreement.

(b) There is no deficiency, claim, audit, suit, proceeding, request for information or investigation now pending, outstanding or threatened against or with respect to the Company or any of its Subsidiaries in respect of any material Taxes, in each case, the resolution of which would reasonably be expected to result in a material liability or obligation to the Company or the applicable Subsidiary of the Company.

Section 3.07  Proxy Statement.  None of the information contained in the Proxy Statement will at the time of the mailing of the Proxy Statement to the stockholders of the Company, at the time of the Company Stockholders Meeting, and at the time of any amendments thereof or supplements thereto, and none of the information supplied or to be supplied by the Company or any of its Representatives for inclusion or incorporation by reference in the Schedule 13E-3 to be filed with the SEC, will, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the RBC Stockholders or any of their Representatives or Affiliates or as to the accuracy of any financial projections or forward-looking statements or completeness of any information furnished by the Company to the SEC pursuant to Regulation FD under the Exchange Act. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the Exchange Act, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the RBC Stockholders or any portion of the Proxy Statement or Schedule 13E-3 not related to the Company.

Section 3.08  Restricted Payment Capacity; No Contractual Impediments to Drawdown.  (a) The Company has made available to Parent information requested in writing by Parent as of the date hereof regarding the Broadband Restricted Payment Capacity, under the provisions of the Broadband Indenture and the Broadband Credit Agreement, including Section 1007 (Limitation on Restricted Payments) of the Broadband Indenture and related definitions contained therein, and Section 8.09 (Restricted Payments) of the Broadband Credit Agreement and related definitions contained therein.

(b) The Company has made available to Parent information requested in writing by Parent as of the date hereof regarding the LLC Restricted Payment Capacity, under the provisions of the LLC Indenture and the LLC Credit Agreement, including Section 1007 (Limitation on Restricted Payments) of the LLC Indenture and related definitions contained therein, and Section 8.09 (Restricted Payments) of the LLC Credit Agreement and related definitions contained therein.

(c) Other than the Indentures and the Credit Agreements, none of the Company or any of its Subsidiaries is a party to any contract, agreement, indenture, arrangement or understanding that prohibits, restricts or otherwise limits the Company or any of its Subsidiaries from borrowing the funds under the Credit Agreements as contemplated hereby or using such funds to pay the aggregate Merger Consideration and other payments required to be made by the Surviving Corporation at the Closing pursuant to Section 7.03 hereof.

Section 3.09  Employee Benefit Plans and Related Matters; ERISA.  No Company Benefit Plan exists that, as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could (i) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, or (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans.

Section 3.10  Franchise Renewal Rights.  Except as set forth in Section 3.10 of the Company Disclosure Letter, the Company is not operating under any temporary operating authority with respect to any franchise granted under any Franchise Agreement to which the Company is a party as of the date hereof, other than any such operations that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received notice from any Person that any Franchise Agreement to which the Company or any of its Subsidiaries is a party as of the date hereof will not be renewed or that the applicable Governmental Entity has challenged or raised any objection to or otherwise questioned the Company’s or such Subsidiary’s request for renewal under Section 626 of the Cable Act, and the Company and its Subsidiaries have responded to any and all inquiries and demands by Governmental Entities made with respect to such requests for renewal on a basis consistent with past practices and in substantial compliance with applicable law.

Section 3.11  Absence of Undisclosed Liabilities.  The Company and its Subsidiaries do not have any liabilities or obligations, known or unknown, contingent or otherwise, except (a) liabilities and obligations in the respective amounts reflected on or reserved against in the Company Financial Statements (including the notes thereto), (b) liabilities and obligations incurred in the ordinary course of business, consistent with past practice, since June 30, 2010, that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect and (c) as set forth in Section 3.11 of the Company Disclosure Letter.

Section 3.12  Stockholder Approval.  The only vote of stockholders of the Company required under the DGCL, the Constituent Documents of the Company and the rules and regulations of The Nasdaq Global Select Market in order for the Company to validly perform its obligations under this Agreement is the adoption of this Agreement by the affirmative vote of a majority of the aggregate voting power of the issued and outstanding shares of Common Stock (the “Company Stockholder Approval”). This Agreement also requires, as a condition to the Closing, that Public Stockholders holding more than 50% of the outstanding shares of Class A Common Stock held by Public Stockholders other than immediate family members of Parent and executive officers and directors of the Company and its Subsidiaries shall have voted in favor of the adoption of this Agreement (the “Minority Approval”).

Section 3.13  Opinion of Financial Advisor.  The Special Committee has received the opinion of Barclays Capital Inc. to the effect that, as of the date hereof, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration is fair from a financial point of view to the Public Stockholders. The engagement letter entered into by Barclays Capital Inc. and the Special Committee with respect to the transactions contemplated by this Agreement includes a consent to inclusion in its entirety of the opinion described in this Section 3.13 in any documents required to be filed with the SEC in connection with the transactions contemplated by this Agreement, which consent has not been withdrawn.

Section 3.14  Brokers.  No broker, finder or investment banker (other than Barclays Capital Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Barclays Capital Inc. pursuant to which Barclays Capital Inc. would be entitled to any payment, reimbursement of expenses and indemnification relating to any of the transactions contemplated hereby.

Section 3.15  No Other Representations or Warranties.  The Company agrees that except for the representations and warranties contained in this Agreement, or incorporated herein by reference, none of Parent, Merger Sub or any other Person on their behalf makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any other information provided to the Company by or on behalf of Parent or Merger Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby, jointly and severally, represents and warrants to the Company as follows:

Section 4.01  Organization.  Merger Sub is duly formed, validly existing and in good standing under the Laws of the State of Delaware.

Section 4.02  Authority Relative to this Agreement.  Merger Sub has all necessary limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby by Merger Sub have been duly and validly authorized by its sole member, and no other limited liability company proceedings on the part of Merger Sub are necessary to authorize the execution, delivery and performance by Merger Sub of this Agreement or the consummation by Merger Sub of the transactions contemplated hereby. Each of Merger Sub and Parent has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other parties thereto, such agreement constitutes valid and binding obligations of each of Merger Sub and Parent, enforceable against each of them in accordance with their respective terms.

Section 4.03  No Conflict; Required Filings and Consents.  (a) The execution, delivery and performance by each Merger Sub and Parent of this Agreement and the consummation of the transactions contemplated hereby by Merger Sub or Parent will not (i) conflict with or violate the Constituent Documents of Merger Sub, (ii) conflict with or violate any Law applicable to Merger Sub or Parent or by which any of their respective properties or assets are bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice, lapse of time or both, would become a default) under, result in the loss of a material benefit under or give to others any right of termination, amendment, acceleration, payment or cancellation of, or result in the creation of a lien or other encumbrance on any property or contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Merger Sub or Parent is a party or by which Merger Sub or Parent or any of their respective properties or assets are bound or affected, except in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, or would not reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the performance by Merger Sub or Parent of any of their respective obligations under this Agreement or the consummation of any of the transactions contemplated hereby (a “Parent Material Adverse Effect”).

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby by Parent and Merger Sub will not require any Consent of, or filing with or notification to, any Governmental Entity by Parent or Merger Sub, except (i) for (A) the requirements of the Exchange Act, and (B) the Governmental Approvals and (ii) where the failure to obtain such Consents, or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

Section 4.04  Operations of Merger Sub.  Merger Sub was formed specifically for the transactions contemplated by this Agreement and has conducted no operations and incurred no obligation other than those incident to its formation and in connection with the transactions contemplated by this Agreement (including in connection with retaining J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as its financial advisors).

Section 4.05  Proxy Statement.  None of the information supplied or to be supplied by Parent or Merger Sub or their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement will at the time of the mailing of the Proxy Statement to the stockholders of the Company, at the time of the Company Stockholders Meeting, and at the time of any amendments thereof or supplements thereto, and none of the information contained in the Schedule 13E-3 to be filed with the SEC concurrently with the filing of the Proxy Statement, will, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the Exchange Act, except that no representation is made by Parent or Merger Sub with respect to statements, made or incorporated by reference therein based on information supplied by the Company or any of its Representatives.

Section 4.06  No Material Transactions.  Since April 1, 2010 to the date hereof, none of Parent (in his capacity as an officer of the Company or otherwise) or Merger Sub or any of their respective Affiliates has commenced or engaged in, or has directed any other Person to commence or engage on their behalf in any negotiations, agreed in principle, executed any agreement nor has any such party received any written offer, written proposal or written indication of interest (a) pursuant to which (i) all or any substantial portion of the assets or properties of the Company or the Surviving Corporation or their subsidiaries would be, directly or indirectly, offered, sold, leased, exchanged or otherwise disposed of, (ii) any material number of shares of capital stock of the Company or the Surviving Corporation or their subsidiaries would be, directly or indirectly, offered or sold, (iii) the Company or the Surviving Corporation or their subsidiaries would be merged, combined or reorganized with another person or entity subsequent to the Closing, or (b) that would constitute a material change to the Company’s existing long term business plan. As of the date hereof, neither Parent or its Affiliates nor Merger Sub or its Affiliates has any current plan to take or cause any of the actions described in the preceding sentence.

Section 4.07  Brokers.  No broker, finder or investment banker, other than J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub or any of their Affiliates.

Section 4.08  No Other Representations or Warranties.  Parent and Merger Sub agree that except for the representations and warranties contained in this Agreement, neither the Company nor any other Person on its behalf makes any other express or implied representation or warranty with respect to the Company or any information provided to Parent or Merger Sub by or on behalf of the Company.

ARTICLE V

COVENANTS AND OTHER AGREEMENTS

Section 5.01  Conduct of Business of the Company.  Subject in all respects to the last sentence of this Section 5.01, from the date of this Agreement until the Effective Time, unless Parent shall otherwise consent in writing or except as otherwise expressly provided for in this Section 5.01 or elsewhere in this Agreement, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and shall use its reasonable best efforts to preserve intact and maintain its business organization and goodwill and relationships with customers, suppliers and others having business dealings with it and to keep available the services of its key officers and employees on terms and conditions substantially comparable to those currently in effect and maintain its current material franchise and other rights, in each case, consistent with past practice; provided, however, that nothing in the sentence shall prevent the Company or any Subsidiary from substituting a State-issued franchise for a locally issued franchise in any jurisdiction or preclude changes in its franchises or other rights that are not, individually or in the aggregate, materially adverse to the Company and its Subsidiaries. In addition, except as otherwise expressly provided for in this Agreement (including any subsection of this Section 5.01), from the date hereof until the Effective Time, without the prior written consent of Parent, not to be unreasonably withheld or delayed, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) adopt or propose any change in the certificate of incorporation or by-laws of the Company or adopt any material change in the certificate of incorporation, by-laws or other comparable organizational documents of any Subsidiary;

(b) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock (other than, subject to Section 5.01(l), dividends or distributions declared, set aside, made or paid by any Subsidiary wholly-owned by the Company or another Subsidiary to the Company or such other Subsidiary), (ii) split, combine, subdivide or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such shares or interests other than pursuant to, or in connection with, the Company Stock Plans;

(c) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for or convertible into such capital stock or similar security) other than (i) pursuant to the exercise of existing options granted under the Company Stock Plans in accordance with their present terms or (ii) delivery of shares of capital stock upon the vesting of any restricted stock units granted under the Company Stock Plans;

(d) merge or consolidate with any other Person (other than mergers of wholly-owned Subsidiaries of the Company) or, other than in the ordinary course of business consistent with past practice, acquire an amount of assets or equity of any other Person in excess of $500,000;

(e) sell, lease, license, subject to a Lien, other than a Permitted Lien or otherwise surrender, relinquish or dispose of any assets, property or rights (including capital stock of a Subsidiary of the Company) except (i) pursuant to existing written contracts or commitments, (ii) sales in the ordinary course, consistent with past practice, (iii) sales of assets listed in Section 5.01(e) of the Company Disclosure Letter, or (iv) in an amount not in excess of $500,000 individually or in the aggregate;

(f) (i) make any loans, advances or capital contributions to, or investments in, any Person other than (x) subject to Section 5.01(l), loans, advances or capital contributions to, or investments in, the ordinary course of business consistent with past practice by (A) a wholly-owned Subsidiary of the Company in or to the Company or another wholly-owned Subsidiary of the Company or (B) the Company or any of its wholly-owned Subsidiaries in or to wholly-owned Subsidiaries of the Company, (y) pursuant to any contract or other legal obligation existing at the date of this Agreement, or (z) advances to employees in the ordinary course of business consistent with past practice, not to exceed $10,000 in each individual case, (ii) subject to Section 5.01(l), create, incur, guarantee or assume any new Indebtedness, issue debt securities, guarantees, loans or advances, other than as otherwise permitted by this Section 5.01 and other than borrowings in the ordinary course of business consistent with past practices, or (iii) make or commit to make capital expenditures in an aggregate amount exceeding the amount set forth in the Company’s 2010 capital expenditure budget by more than 10%;

(g) materially amend or otherwise materially modify benefits under any Company Benefit Plan, accelerate the payment or vesting of benefits or amounts payable or to become payable under any Company Benefit Plan as currently in effect on the date hereof, fail to make any required contribution to any Company Benefit Plan, merge or transfer any Company Benefit Plan or the assets or liabilities of any Company Benefit Plan, change the sponsor of any Company Benefit Plan, or terminate or establish any Company Benefit Plan, in each case except (i) as required by applicable Law or an existing agreement or plan identified in Section 3.09 of the Company Disclosure Letter, (ii) as contemplated by this Agreement or (iii) acceleration or payment or vesting or other modifications of benefits in connection with a severance arrangement permitted by Section 5.01(i);

(h) grant any increase in the compensation or benefits of directors, officers, employees, consultants, representatives or agents of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice or as required by applicable law or any Company Benefit Plan;

(i) other than in the ordinary course of business consistent with past practice, enter into or amend or modify any change of control, severance, consulting, retention or employment agreement with any officer of the Company, or any change of control, severance, consulting, retention or employment plan, program or arrangement;

(j) other than in the ordinary course of business , settle or compromise any Action material to the business of the Company and its Subsidiaries, taken as a whole, or enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any Action other than such settlements and compromises that relate to Taxes (which are the subject of Section 5.01(k)) or that, individually or in the aggregate, are not material to the business or the Company and its Subsidiaries, taken as a whole;

(k) other than in the ordinary course of business consistent with past practice, (i) make or rescind any express or deemed material election relating to Taxes or consent to any extension of the limitations period applicable to any material Tax claim or assessment, (ii) settle or compromise any material Action relating to Taxes or surrender any right to obtain a material Tax refund or credit, offset or other reduction in Tax liability or (iii) change any method of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the taxable year ending December 31, 2009, other than, in the case of this clause (iii), changes that, individually or in the aggregate, are not material to the business of the Company and its Subsidiaries, taken as a whole;

(l) enter into any transaction that would result in a material reduction of the Broadband Restricted Payment Capacity or the LLC Restricted Payment Capacity;

(m) enter into or renew or extend any agreements or arrangements that limit materially or otherwise materially restrict the Company or any of its Subsidiaries or any successor thereto, or that could, after the Effective Time, limit or restrict the Surviving Corporation or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(n) materially change any method of accounting or accounting principles or practices by the Company or any of its Subsidiaries, except for any such change required by a change in GAAP or applicable Law or required by the SEC;

(o) other than in the ordinary course of business consistent with past practice, terminate, cancel, amend or modify any material insurance policies maintained by it covering the Company or any of its Subsidiaries or their respective properties which is not replaced by a comparable amount of insurance coverage;

(p) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(q) take any actions or omit to take any actions that would or would be reasonably expected to (i) result in any of the conditions to the consummation of the transactions contemplated by this Agreement set forth in Article VI not being satisfied or (ii) materially impair the ability of the Parties to consummate the transactions contemplated hereby in accordance with the terms hereof or materially delay such consummation; or

(r) agree or commit to do any of the foregoing.

Notwithstanding anything to the contrary herein, any action taken by or on behalf of Parent, or at his direction, will not be deemed actions by the Company for purposes of this Section 5.01.

Section 5.02  Notification of Certain Matters.  (a) The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of the occurrence, or failure to occur, of any event which occurrence or failure to occur would be likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (ii) any material failure of the Company, on the one hand, or Parent or Merger Sub, on the other hand, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties or agreements of the Parties or the conditions to the performance by the Parties hereunder.

(b) From the date hereof through the Closing, Parent shall notify the Company if Parent, Merger Sub or any of their respective Affiliates engages (or directs anyone on such Person’s behalf to engage) in negotiations, agrees in principle or executes any agreement pursuant to which (i) all or any substantial portion of the assets or properties of the Company or the Surviving Corporation or their Subsidiaries would be, directly or indirectly, offered, sold, leased, exchanged or otherwise disposed of, (ii) any material number of shares of capital stock of the Company or the Surviving Corporation or their Subsidiaries would be, directly or indirectly, offered or sold, (iii) the Company or the Surviving Corporation or their Subsidiaries would be merged, combined or reorganized with another person or entity subsequent to the Closing.

Section 5.03  Indemnification; Directors’ and Officers’ Insurance.

(a) Parent and the Company agree that all rights to indemnification, advancement of expenses and exculpation now existing in favor of each individual who, as of the Effective Time, is a present or former director or officer of the Company or any of its Subsidiaries (each, an “Indemnified Person”) as provided in the Constituent Documents of the Company or any of such Subsidiaries, in effect as of the date hereof, shall, with respect to matters occurring prior to the Effective Time, survive the Merger and continue in full force and effect after the Effective Time. Until the sixth anniversary of the Effective Time, the Constituent Documents of the Surviving Corporation and the Constituent Documents of its Subsidiaries shall, with respect to matters occurring prior to the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Indemnified Persons than are set forth in the Company’s Constituent Documents or in the Constituent Documents of the Surviving Corporation’s Subsidiaries in effect as of the date of execution of this Agreement, and such provisions shall not be amended, repealed or otherwise modified prior to the sixth anniversary of the Effective Time (or, with respect to any proceeding commenced prior to such sixth anniversary, prior to the final disposition of such proceeding) in any manner that would adversely affect the rights thereunder, as of the Effective Time, of any Indemnified Person, with respect to matters occurring prior to the Effective Time. Parent and the Company further agree that all rights to indemnification or advancement of expenses now existing in favor of Indemnified Persons in any indemnification agreement between such person and the Company or any of its Subsidiaries, as the case may be, or under Law shall survive the Merger and continue in full force and effect in accordance with the terms of such agreement or Law.

(b) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain and maintain directors and officers liability insurance policies for the Indemnified Persons with respect to matters occurring prior to the Effective Time for a period of six years from the Effective Time (or, with respect to any proceeding commenced during such period, until the final disposition of such proceeding) on terms with respect to coverage and amount no less favorable than those of the applicable policies in effect on the date hereof; provided, however, that (i) in no event shall Parent and the Surviving Corporation be obligated to expend in order to obtain or maintain insurance coverage pursuant to this Section 5.03(b) any amount per annum in excess of 200% of the aggregate premiums currently paid or payable by the Company in 2009 (on an annualized basis) for such purpose (the “Cap”), and (ii) if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Parent and the Surviving Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

(c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation (or their respective successors or assigns) assume the obligations of the Surviving Corporation (or their respective successors or assigns) as contemplated by this Section 5.03. The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 5.03. The provisions of this Section 5.03 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Persons. Notwithstanding anything to the contrary, it is agreed that the rights of an Indemnified Person under this Section 5.03 shall be in addition to, and not a limitation of, any other rights such Indemnified Person may have under the Company’s Constituent Documents, any other indemnification arrangements, the DGCL, or otherwise, and nothing in this Section 5.03 shall have the effect of, or be construed as having the effect of, reducing the benefits to the Indemnified Persons under the Company’s Constituent Documents, any other indemnification arrangements, the DGCL or otherwise with respect to matters occurring prior to the Effective Time.

Section 5.04  Access and Information.  Subject to applicable Law and the provisions of this Section 5.04, the Company shall afford to Parent, Merger Sub and their respective Representatives such access during normal business hours throughout the period prior to the Effective Time to the Company’s books, records (including tax returns and work papers of the Company’s independent auditors), facilities, personnel, management reports and to such other information as Parent and Merger Sub shall reasonably request, including all material information regarding the amount and calculation of the Broadband Restricted Payment Capacity and the LLC Restricted

Payment Capacity, and all related worksheets and other materials with respect to such matters. Each of Parent and Merger Sub agrees that until the Effective Time it shall, and shall use its reasonable best efforts to cause its respective Representatives to, hold in strict confidence all data and information obtained by any of them pursuant to this Section 5.04 (unless such information is or otherwise becomes (through no breach of this covenant) public or readily ascertainable from public or published information).

Section 5.05  Publicity.  Parent and the Company have agreed upon the text of a press release to be issued with respect to this Agreement and the transactions contemplated hereby. None of the Parties shall issue or cause the publication of any other press release or other public announcement with respect to this Agreement, the Merger or the other transactions contemplated hereby without the prior written consent of the other Parties, except as may be required by Law or any listing agreement with a national securities exchange to which the Company is a party (provided that, in any such event, the Company shall provide Merger Sub a reasonable opportunity to review and comment on such public announcement).

Section 5.06  Reasonable Best Efforts; Restricted Payment Capacity.

(a) Subject to the terms and conditions hereof, each of the Parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, and to cooperate with the other parties in connection with the foregoing, including using its reasonable best efforts to (i) obtain all necessary Consents from other parties to material agreements, leases and other contracts; provided that the Company shall not be required to make any payments or provide any economic benefits to third parties prior to the Effective Time in order to obtain any waivers, consents or approvals from any third parties hereunder, (ii) obtain all necessary Consents from Governmental Entities as are required to be obtained under any applicable Law, (iii) lift or rescind any Order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby, (iv) effect any necessary registrations and filings and submissions of information requested by Governmental Entities, including those contemplated by or required in connection with the performance of the obligations contained in Section 1.09, (v) assist in the preparation of, and execution and delivery of, in a timely manner, certificates and documents, including solvency certificates, comfort letters, resolutions, officers’ certificates demonstrating compliance with restrictive covenants in the Indentures and the Credit Agreements and (vi) fulfill all other conditions to this Agreement.

(b) In the event that all closing conditions contained in Article VI shall have been satisfied or waived (other than Section 6.02(e) and any conditions that by their nature are to be satisfied at the Closing), then, subject to the terms and conditions of the Credit Agreements, the Company and its Subsidiaries shall take all necessary action, and execute and deliver all necessary documents and certificates, to borrow sufficient funds under the Credit Agreements, and to distribute such funds to the Company, to fund the aggregate Merger Consideration and other payments required to be made by the Surviving Corporation at the Closing in connection with the transactions contemplated hereby, including the payment of all Expenses pursuant to Section 7.03 (collectively, the “Drawdown”).

Section 5.07  No Solicitation.  (a) The Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of its or their respective Representatives to (and shall use its reasonable best efforts to cause such Persons not to), directly or indirectly (i) initiate, induce, solicit, facilitate or encourage any inquiry or the making, submission or announcement of any proposal that constitutes a Takeover Proposal, (ii) enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal, or (iii) continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to the Company in connection with or in response to, or otherwise cooperate with or take any other action to facilitate any proposal that (A) constitutes a Takeover Proposal or (B) requires the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement. Notwithstanding the foregoing, prior to the receipt of the Company Stockholder Approval and Minority Approval, the Company may, in response to a bona fide written Takeover Proposal that did not result from a breach of this Section 5.07(a), and subject to compliance with Section 5.07(c):

(x) furnish information or data with respect to the Company or any of its Subsidiaries to the Person making such Takeover Proposal and its Representatives pursuant to and in accordance with a confidentiality agreement containing customary terms and conditions, provided that (I) such confidentiality agreement shall include a customary “standstill” provision that restricts such Person from acquiring outstanding securities of the Company and shall not provide such Person with any exclusive right to negotiate with the Company or contain any provisions that would prevent the Company from complying with its obligations under this Agreement, and (II) all such information provided to such Person has previously been provided to Parent or Merger Sub or is provided to Parent and Merger Sub prior to or concurrently with the time it is provided to such Person; and

(y) participate in discussions or negotiations with such Person or its Representatives regarding such Takeover Proposal;

provided, in each case, that the Special Committee determines in good faith, by resolution duly adopted after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that (i) the failure to furnish such information or participate in such discussions or negotiations would reasonably be expected to constitute a breach of its fiduciary duties to the Public Stockholders under applicable Law and (ii) such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal. The Company shall promptly inform its Representatives of the obligations undertaken in this Section 5.07. Without limiting the foregoing, any violation of the restrictions set forth in this Section 5.07 by any Representative of the Company or any of its Subsidiaries whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.07 by the Company; provided that notwithstanding anything to the contrary set forth in this Agreement, in no event shall any action taken by, or at the direction of, Parent constitute a violation by the Company of this Section 5.07. Nothing contained in this Section 5.07 shall prohibit the Company from responding to any unsolicited proposal or inquiry solely by advising the Person making such proposal or inquiry of the terms of this Section 5.07.

(b) As promptly as practicable after the receipt by the Company of any Takeover Proposal or any inquiry with respect to any Takeover Proposal, and in any case within 24 hours after the receipt thereof, the Company shall provide notice to Parent and Merger Sub of (i) such Takeover Proposal or inquiry, (ii) the identity of the Person making any such Takeover Proposal or inquiry, and (iii) the material terms and conditions of any such Takeover Proposal or inquiry (including any amendments or modifications thereto). The Company shall keep Parent and Merger Sub informed on a current basis of the status of any such Takeover Proposal, including any changes to the price or other material terms and conditions thereof, and promptly provide Merger Sub with copies of all written or e-mail correspondence or other communications and other written materials, and summaries of all oral correspondence or other communications, sent or provided to or by the Company and its Representatives in connection with any Takeover Proposal that relate to the price or other material terms and conditions of such Takeover Proposal. Notwithstanding the foregoing, if any Takeover Proposal or inquiry is made, or any other information with respect to such Takeover Proposal or inquiry is provided, solely to Parent, the Company shall have no obligations to Parent or Merger Sub under this Section 5.07(b) with respect to such Takeover Proposal, inquiry or other information.

(c) Neither the Board of Directors nor any committee thereof (including the Special Committee) shall, directly or indirectly, (i) effect a Change in the Company Recommendation or (ii) approve any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal. Notwithstanding the foregoing, at any time prior to the Company Stockholder Approval and Minority Approval, the Special Committee may in response to a Superior Proposal or an Intervening Event, effect a Change in the Company Recommendation, provided that the Special Committee determines in good faith, by resolution duly adopted after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, that such action is required to comply with its fiduciary duties to the Public Stockholders of the Company under applicable Law, and provided, further, that the Board of Directors and/or the Special Committee may not effect a Change in the Company Recommendation unless (i) the Special Committee shall have first provided prior written notice to Parent and Merger Sub that it is prepared to effect a Change in the Company Recommendation in response to a Superior Proposal or an Intervening Event, which notice shall, in the case of a Superior Proposal, specify the material terms and conditions of such Superior Proposal and identify the Person making such Superior Proposal or, in the case of an Intervening Event, describe such event and its effect or potential effect on the Company and/or the Company’s securities, and (ii) Parent or Merger Sub does not make, within four Business Days after the receipt of such notice, a proposal that the Special Committee determines in good faith, after consultation with a financial advisor of nationally recognized reputation, is at least as favorable to the Public Stockholders as such Superior Proposal or obviates the need for a Change in the Company Recommendation as a result of an Intervening Event, as the case may be. The Company agrees that, during the four Business Day period prior to its effecting a Change in the Company Recommendation, the Company (as directed by the Special Committee) and its Representatives shall negotiate in good faith with Parent and Merger Sub and their respective Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent and Merger Sub. No Change in the Company Recommendation shall (x) relieve the Company of its obligations under Section 1.09 of this Agreement to, among other things, submit this Agreement to the stockholders of the Company for the purpose of adopting this Agreement, or (y) change the approval of the Board of Directors for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated by this Agreement.

(d) The Company agrees that it will deliver to Parent and Merger Sub a new written notice of Takeover Proposal with respect to each Takeover Proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such Takeover Proposal to the stockholders of the Company and that a new period shall commence for purposes of this Section 5.07 with respect to each such materially revised or modified Takeover Proposal from the time Parent receives the written notice of the Takeover Proposal with respect thereto; provided that such new period shall expire on the later of four Business Days after notice of the original Takeover Proposal or four Business Days after notice of such revised or modified Takeover Proposal.

(e) Nothing contained in this Section 5.07 shall prohibit the Company from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any Takeover Proposal or making any disclosure to the stockholders of the Company if the Special Committee determines in good faith, by resolution duly adopted after consultation with its outside counsel, that the failure to make such disclosure would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law, provided, however, that neither the Board of Directors nor any committee thereof shall, except as expressly permitted by Section 5.07(c), effect a Change in the Company Recommendation.

(f) For purposes of this Agreement:

”Intervening Event” means an event, fact, circumstance or development, unknown to the Special Committee as of the date hereof, which becomes known prior to the Company Stockholder Approval and Minority Approval.

”Takeover Proposal” means any proposal or offer in respect of (i) a tender or exchange offer, merger, consolidation, business combination, share exchange, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving the Company (any of the foregoing, a “Business Combination Transaction”) with any Person other than Parent, Merger Sub or any Affiliate thereof (a “Third Party”), (ii) the Company’s acquisition of any Third Party in a Business Combination Transaction in which the stockholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own more than 20% of the Company’s outstanding capital stock immediately following such Business Combination Transaction, including the issuance by the Company of more than 20% of any class of its equity securities as consideration for assets or securities of a Third Party, or (iii) any direct or indirect acquisition by any Third Party of 20% or more of the outstanding capital stock of the Company or of 20% or more of the consolidated assets of the Company and its Subsidiaries, in a single transaction or a series of related transactions.

”Superior Proposal” means any bona fide written proposal or offer made by a Third Party in respect of a Business Combination Transaction involving, or any purchase or acquisition of, (i) at least 66% of the Company’s outstanding capital stock, (ii) at least 66% of the voting power of the Company’s capital stock or (iii) at least 66% of the consolidated assets of the Company and its Subsidiaries, which Business Combination Transaction or other purchase or acquisition contains terms and conditions that the Special Committee determines in good faith, by resolution duly adopted after consultation with its outside counsel and a financial advisor of nationally recognized reputation, would result in a transaction that if consummated would be more favorable to the Public Stockholders than the transactions contemplated by this Agreement, taking into account all of the terms and conditions of such proposal and of this Agreement (including any proposal by Parent to amend the terms of this Agreement); provided, however, that such Business Combination

Transaction shall not be deemed to be a “Superior Proposal” unless the Special Committee determines in good faith that any financing required to consummate such Business Combination Transaction is capable of being, and is reasonably likely to be, obtained.

Section 5.08  Stockholder Litigation.  The Company shall give Parent and Merger Sub the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date hereof against the Company or any of its directors or executive officers by any stockholder of the Company relating to this Agreement, the Merger, any other transaction contemplated hereby or otherwise, without the prior written consent of Parent.

Section 5.09  Solvency Opinion.  The Parties shall use their reasonable best efforts to retain a nationally recognized appraisal or valuation firm for purposes of obtaining from such firm its opinion as to whether each of the Company and each of its Subsidiaries that is contemplated to make a distribution in connection with the transactions contemplated by this Agreement (including the Drawdown) will (i) in the case of any such Person that is a corporation, have at the Closing sufficient surplus under Delaware law out of which to make such distribution, (ii) in the case any such Person that is a limited liability company, after giving effect to the transactions contemplated by this Agreement (including the Drawdown), have at the Closing assets the fair market value of which exceeds its liabilities and (iii) in the case of all such Persons, after giving effect to the transactions contemplated by this Agreement (including the Drawdown), (x) be able to pay its debts as they come due, (y) have assets the fair value and present fair salable value of which exceed its stated liabilities and identified contingent liabilities and (z) have remaining capital that is not unreasonably small for the business in which such Person is engaged and proposed to be engaged (a favorable opinion from such firm with respect to each of the foregoing, the “Solvency Opinion”).

Section 5.10  Financing Capacity.  Parent shall not, and shall not cause any other Person to, take any action that would result in a material reduction of the Broadband Restricted Payment Capacity or the LLC Restricted Payment Capacity other than any action taken to effect the Drawdown in accordance with the terms of this Agreement.

ARTICLE VI

CONDITIONS

Section 6.01  Conditions to Obligation of Each Party to Effect the Merger.  The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, including the Merger, are subject to the satisfaction or waiver (other than in the case of Section 6.01(b) which may not be waived by any Party hereto) (by mutual written consent of the Parties) at or prior to the Closing of each of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Minority Approval. The Minority Approval shall have been obtained.

(c) Regulatory Action. No Action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger or the other transactions contemplated by this Agreement, which Action shall not have been withdrawn or terminated.

(d) Proxy Statement. No orders suspending the use of the Proxy Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC.

(e) No Order. No court of competent jurisdiction or United States federal or state Governmental Entity shall have issued an Order or taken any other Action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that the Parties shall use their reasonable best efforts to cause any such Order to be vacated or lifted.

(f) Solvency Opinion. The Company shall have received the Solvency Opinion.

Section 6.02  Conditions to Obligation of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the transactions contemplated by this Agreement, including the Merger, are subject to the satisfaction or waiver by Parent and Merger Sub, at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to materiality or Material Adverse Effect, shall be true and correct, in each case, as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except to the extent that any such representation or warranty speaks as of another date), except where the failure of any such representation or warranty to be true and correct as so made, individually or in the aggregate with all other such failures, has not resulted in, or would not reasonably be expected to result in, a Material Adverse Effect, provided that the representations and warranties of the Company in Sections 3.02, 3.03 and 3.14 shall be true and correct in all respects (except, with respect to Section 3.02, for any de minimis failure of the representations and warranties contained therein to be true and correct). Merger Sub shall have received a certificate of an executive officer of the Company to such effect (without any personal liability to such executive officer).

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date and Merger Sub shall have received a certificate of an executive officer of the Company to such effect (without any personal liability to such executive officer).

(c) No Material Adverse Change. Since the date hereof, there shall not have been any state of facts, event, change, effect, development, condition or occurrence (or, with respect to facts, events, changes, effects, developments, conditions, or occurrences existing prior to the date hereof, any worsening thereof) that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) No Litigation. There shall not be pending any Action by any Governmental Entity or other Person (other than Parent or its Affiliates) (other than any Action by any stockholder of the Company challenging the fairness of the transactions contemplated hereby, relating to any disclosures set forth in the Proxy Statement, the Schedule 13E-3, or any communication required to be filed by Rule 13E-3 or Rule 14A of the Exchange Act in connection with the transactions contemplated hereby, or alleging a breach of the fiduciary duties of the members of the Special Committee and/or Board of Directors in connection herewith), in each case, that has a reasonable likelihood of success, challenging or seeking to restrain or prohibit any of the transactions contemplated hereby.

(e) Financing. The Company shall have received the funding from the Drawdown, which is sufficient to fund the aggregate Merger Consideration and other payments required to be made by the Surviving Corporation at the Closing in connection with the transactions contemplated hereby, including the payment of Expenses pursuant to Section 7.03.

(f) Dissenting Shares. The total number of Dissenting Shares shall not exceed 10% of the issued and outstanding shares of Class A Common Stock immediately prior to the filing of the Merger Certificate.

Section 6.03  Conditions to Obligations of the Company.  The obligation of the Company to effect the transactions contemplated by this Agreement, including the Merger, is subject to the satisfaction or waiver by the Company at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to materiality or material adverse effect, shall be true and correct, in each case, as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty speaks as of another date), except where the failure of any such representation and warranty to be true and correct as so made, individually or in the aggregate with all such failures, has not resulted in, or would not reasonably be expected to result in, a Parent Material Adverse Effect, provided that the representations and warranties of Parent and Merger Sub in Section 4.02 shall be true and correct in all respects. The Company shall have received a certificate of Parent and the manager or executive officer of Merger Sub to such effect (without any personal liability to such manager or executive officer).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing and the Company shall have received a certificate of Parent and the manager or an executive officer of Merger Sub to such effect (without any personal liability to such manager or executive officer).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01  Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether prior to or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent and the Company (acting at the direction of the Special Committee);

(b) by either Parent or the Company (with the prior approval of the Special Committee), if:

(i) the Merger shall not have been consummated by June 1, 2011 (such date, the “Termination Date”), provided that the right to terminate the Agreement pursuant to this Section 7.01(b)(i) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has been the cause of the failure of the Merger to be consummated by such time;

(ii) any Governmental Entity of competent jurisdiction issues an Order or takes any other action (which the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve, annul, quash or lift, as applicable) permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-appealable; or

(iii) either the Company Stockholder Approval or the Minority Approval shall not have been obtained at the Company Stockholders Meeting or any adjournment or postponement thereof; provided that the right to terminate the Agreement pursuant to this Section 7.01(b)(iii) shall not be available to the Company if it has not complied in all material respects with its obligations under Section 5.07;

(c) by Parent, if:

(i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by the Company prior to the Termination Date, or is not cured by the Termination Date, and (B) would result in a failure of any condition set forth in Sections 6.02(a) or (b); or

(ii) a Change in the Company Recommendation shall have occurred;

(d) by the Company if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Merger Sub or Parent, as the case may be, prior to the Termination Date or is not cured by the Termination Date and (B) would result in a failure of any condition set forth in Sections 6.03(a) or (b).

Section 7.02  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.01, except as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, and there shall be no liability on the part of any Party, except for the provisions of this Section 7.02, Section 7.03 and Article VIII, each of which shall remain in full force and effect; provided, however, that no Party shall be relieved or released from any liability or damages arising from a willful and material breach of any provision of this Agreement.

Section 7.03  Expenses.  (a) Except as otherwise provided herein, all Expenses shall be borne by the Party incurring such Expenses, it being understood and agreed that Expenses associated with the preparation, printing, filing and mailing of the Proxy Statement and the Schedule 13E-3 and any amendments or supplements thereto, the solicitation of stockholder approvals (if any) and the Solvency Opinion shall be borne by the Company.

(b) If this Agreement is terminated by any Party (other than pursuant to Section 7.01(d)), then the Company shall, no later than ten Business Days after such termination, reimburse Parent and Merger Sub for all of their Expenses; provided, however, that the Company shall not be obligated to reimburse Parent and Merger Sub for Expenses in excess of $2,500,000, in the aggregate.

Section 7.04  Amendment; Company Action.  This Agreement may not be amended and no waiver, consent or approval by or on behalf of the Company (or Special Committee, if applicable) may be granted except pursuant to an instrument in writing signed by or on behalf of the Company (or Special Committee, if applicable) following approval of such action by the Special Committee and signed by Parent and Merger Sub; provided, however, that following the receipt of the Company Stockholder Approval and Minority Approval, no amendment may be made to this Agreement that by law requires further approval or authorization by the stockholders of the Company without such further approval or authorization. From and after the date hereof, the Board of Directors shall act solely through the Special Committee with respect to any actions of the Company to be taken with respect to this Agreement, including any amendment, modification, or waiver of this Agreement.

Section 7.05  Extension and Waiver.  At any time prior to the Effective Time:

(a) the Special Committee on behalf of the Company may (i) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by Parent or Merger Sub pursuant hereto or (iii) waive compliance by Parent or Merger Sub with any of the agreements or with any conditions (other than the condition set forth in Section 6.01(b)) to the Company’s obligations.

(b) Parent and Merger Sub may (i) extend the time for the performance of any of the obligations or other acts of the Company, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by the Company pursuant hereto or (iii) waive compliance by the Company with any of the agreements or with any conditions (other than the condition set forth in Section 6.01(b)) to Parent’s or Merger Sub’s obligations.

(c) Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party by a duly authorized officer.

ARTICLE VIII

MISCELLANEOUS

Section 8.01  Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or the termination of this Agreement pursuant to Section 7.01, as the case may be, except that the agreements set forth in Section 7.02, 7.03 and Article VIII shall survive termination and this Section 8.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 8.02  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by telecopy, overnight courier service or by registered or certified mail (postage prepaid, return receipt requested), to the respective Parties at the following addresses or at such addresses as shall be specified by the Parties by like notice:

(a) If to Parent or Merger Sub:

c/o Mediacom Communications Corporation
100 Crystal Run Road
Middletown, NY 10941
Telecopier: (845) 695-2699
Attention: Rocco B. Commisso

with a copy to (which shall not constitute notice):

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112
Telecopier: (212) 259-2500
Attention: Lee D. Charles
                 John M. Winter

(b) If to the Company or the Special Committee:

Mediacom Communications Corporation
100 Crystal Run Road
Middletown, NY 10941
Telecopier: (845) 695-2669
Attention: General Counsel

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telecopier: (212) 455-2502
Attention: Charles I. Cogut
                 Sean D. Rodgers

and

SNR Denton US LLP
Two World Financial Center
New York, NY 10281
Telecopier: (212) 768-6800
Attention: Denise Tormey

Section 8.03  Governing Law; Jurisdiction.  THIS AGREEMENT, AND ANY AND ALL DISPUTES ARISING OUT OF OR RELATING IN ANY WAY TO THIS AGREEMENT, WHETHER IN CONTRACT, TORT OR OTHERWISE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES. Any action or proceeding arising out of or relating in any way to this Agreement, or to enforce any of the terms of this Agreement, shall (i) be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (the “Delaware Chancery Court”) (provided that, in the event that subject matter jurisdiction is unavailable in the Delaware Chancery Court, then any such action or proceeding shall be brought, heard and determined exclusively in any other state or federal court sitting in Wilmington, Delaware) and (ii) shall not be litigated or otherwise pursued in any forum or venue other than the Delaware Chancery Court (or, if subject matter jurisdiction is unavailable in the Delaware Chancery Court, then in any forum or venue other than any other state or federal court sitting in Wilmington, Delaware). Each of the Parties hereby (1) irrevocably and unconditionally consents to submit to the exclusive personal jurisdiction of the Delaware Chancery Court for such litigation (but not other litigation); (2) consents to service of process by registered mail upon such Party and/or such Party’s registered agent; (3) waives any objection to the laying of venue of any such litigation in the Delaware Chancery Court and agrees not to plead or claim that such litigation brought therein has been brought in any inconvenient forum; and (4) waives any bond, surety or other security that might be required of any other Party with respect to any such action or proceeding, including any appeal thereof. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 8.02 shall be deemed effective service of process on such Party.

Section 8.04  Entire Agreement; Assignment.  This Agreement (together with the Exhibits hereto and the Company Disclosure Letter) contains the entire agreement among the Parties with respect to the Merger and the other transactions contemplated hereby and thereby and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to these matters. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. This Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.05  Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any terms or provisions of this Agreement in any other jurisdiction so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.06  Headings.  Headings are used for reference purposes only and do not affect the meaning or interpretation of this Agreement.

Section 8.07  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors, legal representatives and permitted assigns, and, except for the provisions of Section 5.03 hereof, which shall be enforceable by the beneficiaries contemplated thereby, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided that after the Effective Time, the Public Stockholders shall be express third party beneficiaries of the provisions of the Sections 1.07 and 2.02 to the extent such provisions obligate the Company to make payments to the Public Stockholders of the Merger Consideration and for no other purpose.

Section 8.08  Remedies.  (a) The Parties hereto agree that irreparable harm would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms hereof in addition to any other remedies to which they are entitled at law or in equity.

(b) The Parties hereto further agree that (i) the current, former and prospective members of Merger Sub (other than Parent) and their respective Affiliates (other than Merger Sub) are not Parties to this Agreement, (ii) the Company shall not have any right to cause any monies or other assets to be contributed to Merger Sub by any current, former or prospective holder of membership interests in Merger Sub or any of their respective Affiliates, trustees or beneficiaries, and (iii) the Company may not otherwise pursue any claim or seek any legal or equitable remedy in connection with this Agreement (including, for avoidance of doubt, monetary damages and specific performance) against any current, former or prospective holder of membership interests in Merger Sub or any Affiliate, trustee or beneficiary thereof (other than Parent). Parent and Merger Sub shall have no liability to the Company in respect of any claims for monetary damages that the Company may bring against Parent or Merger Sub pursuant to or in connection with this Agreement that are in an aggregate amount, including all other such claims that have been brought by the Company against Parent or Merger Sub, in excess of $10,000,000 (the “Liability Cap”). Notwithstanding any other provision of this Agreement, if the payment to the Company of any judgment for monetary damages would cause the Liability Cap to be exceeded, such judgment shall be paid only in such portion as would not cause the Liability Cap to be exceeded. No Party shall be liable to any other Party hereunder for monetary damages except for a willful and material breach of this Agreement.

Section 8.09  Counterparts.  This Agreement may be executed in two or more counterparts, including by facsimile or by email in .PDF format, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 8.10  Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.10.

Section 8.11  Definitions.

(a) As used in this Agreement:

“Action” means any suit, action, proceeding, claim, or governmental review, investigation or audit.

An “Affiliate” of any Person means another Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise. Notwithstanding the foregoing, for purposes of this Agreement (i) each of Parent and Merger Sub shall not be deemed to be an Affiliate of the Company or any of its Subsidiaries, and (ii) none of the Company or any of its Subsidiaries shall be deemed to be an Affiliate of Parent or Merger Sub.

“Board of Directors” means the board of directors of the Company.

“Broadband Credit Agreement” means the Amendment and Restatement, dated as of December 16, 2004, of the Credit Agreement, dated as of July 18, 2001, by and among MCC Iowa LLC, MCC Illinois LLC, MCC Georgia LLC and MCC Missouri LLC, the lenders party thereto and J.P. Morgan Chase Bank N.A., as administrative agent, as amended by Amendment No. 1, dated as of October 11, 2005, Amendment No. 2, dated as of May 5, 2006, Amendment No. 3, dated as of June 11, 2007, Amendment No. 4, dated as of June 11, 2007, and Amendment No. 5, dated as of April 23, 2010, and as supplemented by the Incremental Facility Agreement (Tranche D Term Loan), dated as of May 5, 2006, the Incremental Facility Agreement (Tranche E Term Loan), dated as of May 29, 2008, and the Incremental Facility Agreement (Tranche F Term Loans), dated as of April 23, 2010.

“Broadband Indenture” means the Indenture, dated as of August 30, 2005, among Mediacom Broadband LLC and Mediacom Broadband Corporation, as issuers, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as paying agent and note registrar.

“Broadband Restricted Payment Capacity” means, at any given time, the amount of “Restricted Payments” (as defined in the Broadband Credit Agreement or the Broadband Indenture, as applicable) that would be permitted for purposes of providing funds to the Company as of such time by whatever is more restrictive, the Broadband Credit Agreement or the Broadband Indenture.

“Business” means the business and operations of the Company and its Subsidiaries as currently conducted.

“Business Day” means a day except a Saturday, a Sunday or other day on which banks in New York City are required or authorized to be closed.

“Company Benefit Plan” means each “employee benefit plan”, as such term is defined in Section 3(3) of ERISA, and each material employment, consulting, bonus, incentive or deferred compensation, severance, termination, retention, change of control, stock option, stock appreciation, stock purchase, restricted stock, deferred stock, phantom stock or other equity-based, performance or other employee or retiree benefit or compensation plan, program, arrangement, agreement, policy or understanding, whether written or unwritten, that provides or may provide benefits or compensation in respect of any current or former stockholder, officer, director or employee of the Company or the beneficiaries or dependents of any such person that is or has been maintained or established by the Company or any other Related Person, or to which the Company or any Related Person contributes or is or has been obligated or required to contribute.

“Company Financial Statements” means the consolidated financial statements of the Company and its Subsidiaries included in the SEC Reports together, in the case of year-end statements, with reports thereon by the independent auditors of the Company, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.

“Company Stock Plans” means the Employee Incentive Plans, the ESPP and the Director Stock Plan.

“Consents” means consents, approvals, waivers, authorizations, permits, filings or notifications.

“Constituent Documents” means with respect to any entity, the certificate or articles of incorporation, the by-laws of such entity or any similar charter or other organizations documents of such entity.

“Credit Agreements” means the Broadband Credit Agreement and the LLC Credit Agreement.

“DGCL” means the General Corporation Law of the State of Delaware.

“DLLCA” means the Limited Liability Company Act of the State of Delaware.

“Director Stock Plan” means the Mediacom Communications Corporation Non-Employee Directors Equity Incentive Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Employee Incentive Plans” means the following: (i) the Mediacom Communications Corporation 2003 Incentive Plan and (ii) the Mediacom Communications Corporation 2010 Employee Stock Purchase Plan.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means shares of Common Stock held of record by the RBC Stockholders or any of their respective Affiliates, the Company or any wholly-owned Subsidiary of the Company or held in the Company’s treasury.

“Expenses” of a Person means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates), incurred by or on behalf of such Person in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing, as the case may be, of the Proxy Statement and the Schedule 13E-3 and any amendments or supplements thereto, and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

“Franchise Agreements” means all franchise agreements and similar governing agreements, instruments and resolutions and franchise related statutes and ordinances or written acknowledgements of a Governmental Entity that are necessary or required to operate cable television services.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practices), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, (ix) all letters of credit or performance bonds issued for the account of such Person (excluding (a) letters of credit issued for the benefit of local franchising authorities, or suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (b) standby letters of credit relating to workers’ compensation insurance and surety bonds and (c) surety bonds and customs bonds) and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.

“Indentures” means the Broadband Indenture and the LLC Indenture.

“Law” (and with the correlative meaning “Laws”) means rule, regulation, statutes, orders, ordinance, guideline, code, or other legally enforceable requirement, including but not limited to common law, state, local and federal laws or securities laws and laws of foreign jurisdictions.

“Liens” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, adverse claim, encumbrance, lien (statutory or other), other charge or security interest; or any preference, priority or other agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, or any capital lease having substantially the same economic effect as any of the foregoing).

“LLC Credit Agreement” means the Credit Agreement, dated as of October 21, 2004, by and among Mediacom Illinois LLC, Mediacom Indiana LLC, Mediacom Iowa LLC, Mediacom Minnesota LLC, Mediacom Wisconsin LLC, Zylstra Communications Corp., Mediacom Arizona LLC, Mediacom California LLC, Mediacom Delaware LLC, Mediacom Southeast LLC, the lenders party thereto and J.P. Morgan Chase Bank, as administrative agent, as amended by Amendment No. 1, dated as of May 5, 2006, Amendment No. 2, dated as of June 11, 2007, Amendment No. 3, dated as of June 11, 2007, and Amendment No. 4, dated as of April 23, 2010, and as supplemented by the Incremental Facility Agreement (Tranche C Term Loans), dated as of May 5, 2006, the Incremental Facility Agreement (Tranche D Term Loans), dated as of August 25, 2009 and the Incremental Facility Agreement (Tranche E Term Loans), dated as of April 23, 2010.

“LLC Indenture” means the Indenture, dated as of August 25, 2009, among Mediacom LLC and Mediacom Capital Corporation, as issuers, and Law Debenture Trust Company of New York, as trustee.

“LLC Restricted Payment Capacity” means, at any given time, the amount of “Restricted Payments” (as defined in the LLC Credit Agreement or the LLC Indenture, as applicable) that would be permitted for purposes of providing funds to the Company as of such time by whatever is more restrictive, the LLC Credit Agreement or the LLC Indenture.

“Material Adverse Effect” means any event, change or development having an effect that individually or in the aggregate is or would reasonably be expected to be materially adverse to the business, assets (including intangible assets), condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or would reasonably be expected to materially impair the Company’s ability to perform its obligations under this Agreement; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been or would be, a Material Adverse Effect: (A) any adverse effect that results from general economic, business, financial or market conditions that does not disproportionately affect the Company or any of its Subsidiaries, (B) any adverse effect arising from any action taken by the Company to comply with its obligations under this Agreement, and (C) any adverse effect generally affecting the industry or industry sectors in which the Company or any of its Subsidiaries operates that does not disproportionately affect the Company or any of its Subsidiaries relative to the other participants in the industry or industry sectors in which the Company or such subsidiary operates.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Related Person” means any trade or business, whether or not incorporated, which, together with the Company, is or would have been at any date of determination occurring within the preceding six years, treated as a single employer under Section 414 of the Code.

“Representatives” of a Person means the officers, directors, employees, accountants, counsel, financial advisors, consultants, financing sources and other advisors or representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax” (and with the correlative meaning “Taxes”) shall mean all federal, state, local or foreign net income, franchise, gross income, sales, use, ad valorem, property, gross receipts, license, capital stock, payroll, withholding, excise, severance, transfer, employment, alternative or add-on minimum, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

“Tax Return” means all federal, state, local and foreign tax returns, estimates, information statements, schedules and reports relating to Taxes.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(b) The following terms are defined on the page of this Agreement set forth after such term below:

Agreement	1
Book-Entry Shares	7
Business Combination Transaction	26
Cap	22
Certificate	3
Change in the Company Recommendation	5
Class A Common Stock	1
Class B Common Stock	1
Closing	2

Closing Date	2
Code	9
Common Stock	1
Company	1
Company Disclosure Letter	10
Company Preferred Stock	10
Company Recommendation	5
Company Stockholder Approval	15
Company Stockholders Meeting	5
Delaware Chancery Court	33
Dissenting Shares	7
Drawdown	24
Effective Time	2
ESPP	5
ESPP Termination Date	5
Governmental Approvals	12
Governmental Entity	12
Indemnified Person	21
Intervening Event	26
Liability Cap	35
Merger	2
Merger Certificate	2
Merger Consideration	3
Merger Sub	1
Minority Approval	15
Option	3
Option Vesting Date	4
Parent	1
Parent Material Adverse Effect	17
Parties	1
Paying Agent	7
Paying Agent Agreement	7
Payment Fund	7
Proxy Statement	5
Public Stockholders	1
RBC Stockholders	1
Restricted Stock Award	4
RSA Vesting Date	4
Schedule 13E-3	5
SEC Reports	13
Solvency Opinion	27
Special Committee	1
Superior Proposal	26
Surviving Corporation	2
Takeover Proposal	26

Termination Date	30
Third Party	26
Transmittal Documents	8
Voting Agreement	1

(c) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

[Signatures on the following page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

JMC COMMUNICATIONS LLC

By:	/s/ Rocco B. Commisso
Rocco B. Commisso
Sole Member

/s/  Rocco B. Commisso
ROCCO B. COMMISSO

MEDIACOM COMMUNICATIONS CORPORATION

By:	/s/ Mark Stephan
Name:     Mark Stephan

Title:	EVP + CFO

Annex B

745 Seventh Avenue New York, NY 10019 United States

November 12, 2010
Special Committee of the Board of Directors
Mediacom Communications Corporation
100 Crystal Run Road
Middletown, NY 10941

Members of the Special Committee of the Board of Directors:

We understand that Mediacom Communications Corporation, a Delaware corporation (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with the Company’s Chairman and Chief Executive Officer, Rocco B. Commisso (“RBC”), pursuant to which (i) JMC Communications LLC, a Delaware limited liability company of which RBC is the sole member and manager (the “Merger Sub”), will merge with and into the Company (the “Merger”) with the Company as the surviving corporation in the Merger, and (ii) upon effectiveness of the Merger, each issued and outstanding share of common stock of the Company (other than the Excluded Shares and the Dissenting Shares, as provided for in the Agreement (as defined below)) will be converted into the right to receive $8.75 in cash. In addition, we understand that RBC will use the Company’s existing credit facilities for the funds necessary to finance the Proposed Transaction. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of November 12, 2010 by and among the Company, RBC and the Merger Sub (the “Agreement”).

We have been requested by the Special Committee of the Board of Directors of the Company (the “Special Committee”) to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders (other than RBC and his affiliates) of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended 2009 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including (i) financial projections of the Company prepared by management of the Company, and (ii) reforecasted financial projections of the Company prepared by management of the Company ((i) and (ii) collectively, the “Company Projections”); (4) a trading history of the Company’s common stock from September 30, 2008 to November 10, 2010; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; and (7) estimates of independent research analysts with respect to the future financial performance of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

Special committee of the Board of Directors
Mediacom Communications Corporation

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and we have relied upon the Company Projections in arriving at our opinion. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company (other than RBC and his affiliates) in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive a fee for our services, a portion of which was payable upon our engagement, a portion of which is payable in connection with this opinion and a portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed investment banking services for the Company in the past, and may perform such services for the Company in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past, we have acted as financial advisor to a special committee of the Company’s Board of Directors in connection with the Company’s repurchase of its Class A common stock, for which we received customary fees for our services. Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Special Committee (solely in its capacity as such) and is rendered to the Special Committee in connection with its evaluation of the Proposed Transaction. This opinion is not intended to

Special committee of the Board of Directors
Mediacom Communications Corporation

be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation.

Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Preliminary Copy
Appendix I
FORM OF PROXY CARD – MEDIACOM COMMUNICATIONS CORPORATION
SPECIAL MEETING OF STOCKHOLDERS
PROXY CARD

MEDIACOM COMMUNICATIONS CORPORATION 100 CRYSTAL RUN ROAD MIDDLETOWN, NY 10941

VOTE BY INTERNET - www.[_____________]
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - [_____________]
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to [_____________].

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒	M24670-P96541-Z52737	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MEDIACOM COMMUNICATIONS CORPORATION	THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.

		For	Against	Abstain

1.
To adopt the Agreement and Plan of Merger, dated as of November 12, 2010, by and among Mediacom Communications Corporation, JMC Communications LLC and Rocco B. Commisso, as it may be amended from time to time, which, among other things, provides for the merger of JMC Communications LLC with and into Mediacom Communications Corporation, with Mediacom Communications Corporation continuing as the surviving corporation.
		☐	☐	☐

2.	To approve any motion to adjourn the special meeting to a later date to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve Proposal 1.	☐	☐	☐

3.	In their discretion, the proxies are authorized to vote upon such other business as may properly come before the special meeting.

	Yes	No

Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date		Signature (Joint Owners)	Date

M24671-P96541-Z52737

MEDIACOM COMMUNICATIONS CORPORATION

Special Meeting of Stockholders

[________], 2011 10:00 AM

This proxy is solicited by the Board of Directors
The undersigned stockholder hereby appoints Joseph E. Young and Mark E. Stephan, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Class A common stock and Class B common stock of MEDIACOM COMMUNICATIONS CORPORATION that the undersigned is entitled to vote at the Special Meeting of Stockholders to be held at the offices of SNR Denton US LLP, 25th Floor, 1221 Avenue of the Americas, New York, New York at 10:00 AM, EDT, on [________], 2011 and any adjournment or postponement thereof.
This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no such directions are made, this proxy will be voted FOR proposals 1 and 2.
Continued and to be signed on reverse side